HUDBAY

April 5, 2022

ANNUAL AND SPECIAL MEETING OF SHAREHOLDERS
OF HUDBAY MINERALS INC.

to be held on May 10, 2022

HUDBAY MINERALS INC.
NOTICE OF ANNUAL AND SPECIAL MEETING OF SHAREHOLDERS

NOTICE IS HEREBY GIVEN that an annual and special meeting of shareholders (the "Meeting") of Hudbay Minerals Inc. ("Hudbay") will be held by way of a virtual meeting, accessible at https://web.lumiagm.com/238156442, on Tuesday, May 10, 2022 at 2:00 p.m. (Eastern Time), for the following purposes:

1. to receive Hudbay's audited consolidated financial statements for the years ended December 31, 2021 and 2020 and the auditor's report thereon;

2. to elect the directors of Hudbay;

3. to appoint Deloitte LLP as Hudbay's auditor for the ensuing year and to authorize the Board of Directors, upon the recommendation of the Audit Committee, to fix the auditor's remuneration;

4. to consider and, if deemed appropriate, to approve a non-binding advisory resolution on executive compensation; and

5. to transact such other business as may properly come before the Meeting or any postponement or adjournment thereof.

The specific details of the matters proposed to be put before the Meeting are set forth in the "Matters to be Acted Upon at the Meeting" in Hudbay's Management Information Circular dated April 5, 2022 (the "Circular").

Important Notice Regarding the Availability of Proxy Materials for the Meeting

We are using "notice and access" to deliver to shareholders the Circular, Hudbay's audited consolidated financial statements for the years ended December 31, 2021 and 2020 and management's discussion and analysis related thereto and any other proxy-related materials (collectively, the "Proxy-Related Materials") by providing electronic access to such documents instead of mailing paper copies.  Notice and access is an environmentally friendly and cost-effective way to distribute these materials since it reduces printing, paper and postage.

The Proxy-Related Materials are available on our website at www.hudbayminerals.com/disclosure-centre, on the website of our transfer agent, TSX Trust Company, at https://docs.tsxtrust.com/2219 and under our profile on SEDAR at www.sedar.com and EDGAR at www.sec.gov/edgar.shtml.  Please be sure to review the Circular before voting.

Should you wish to receive a paper copy of the Proxy-Related Materials or if you have any questions about notice and access, please contact our transfer agent, TSX Trust Company, by toll-free telephone at 1-866-600-5869 or by email at TMXEInvestorServices@tmx.com.  Paper copies of the Proxy-Related Materials will be made available free of charge. A paper copy will be sent to you within three business days of receiving your request if received in advance of the Meeting or within ten calendar days if a request is received on or after the date of the Meeting and within one year of date the Proxy-Related Materials were filed on SEDAR.  If you wish to receive a paper copy of any of these documents before the May 6, 2022 voting deadline, please contact TSX Trust Company by April 29, 2022.

Important Notice Regarding the Virtual Meeting

Hudbay is once again holding the Meeting as a completely virtual meeting, which will be conducted via live webcast, where all shareholders regardless of geographic location will have an opportunity to participate at the Meeting.

Shareholders may vote their common shares online or by mail according to the directions on the form of proxy or voting instruction form, as applicable. Registered shareholders and duly appointed proxyholders will be able to attend, participate and vote at the Meeting online at https://web.lumiagm.com/238156442. Non-registered shareholders (being shareholders who hold their Shares through a broker, investment dealer, bank, trust company, custodian, nominee or other intermediary) who have not duly appointed themselves as proxyholder will not be able to vote at the Meeting. However, such non-registered shareholders may still attend the Meeting as guests.

Shareholders who are unable to attend the virtual Meeting are requested to complete, date, sign and return their form of proxy so that as large a representation as possible may be had at the Meeting.

Shareholders who wish to appoint a person other than the management nominees identified on the form of proxy or voting instruction form (including a non-registered shareholder who wishes to appoint themselves to attend) must carefully follow the instructions in the Circular and on their form of proxy or voting instruction form.  These instructions include the additional step of registering such proxyholder with our transfer agent, TSX Trust Company, after submitting their form of proxy or voting instruction form.  Failure to register the proxyholder with our transfer agent will result in the proxyholder not receiving a Control Number to participate in the Meeting and only being able to attend as a guest.

Hudbay's Board of Directors has fixed the close of business on March 21, 2022 as the record date, being the date for the determination of the registered holders of Hudbay common shares entitled to receive notice of and vote at the Meeting or any postponement or adjournment thereof.  Shareholders who acquire common shares after March 21, 2022 should make arrangements with the selling shareholder to direct how such common shares will be voted at the Meeting.

Proxies to be used or acted upon at the Meeting or any postponement or adjournment thereof must be deposited with Hudbay's transfer agent, TSX Trust Company, by completing and delivering the form of proxy in accordance with the instructions indicated thereon, no later than 2:00 p.m. (Eastern Time) on May 6, 2022 or 48 hours (excluding Saturdays, Sundays and holidays) before any postponement or adjournment of the Meeting.  Late proxies may be accepted or rejected by the Chair of the Meeting in his discretion, and the Chair is under no obligation to accept or reject any particular late proxy.  Note that non-registered holders should ensure that their voting instruction form is submitted in accordance with the timeline provided therein, which may be a date prior to the deadline on which proxies must be deposited.

DATED at Toronto, Ontario this 5th day of April, 2022.

By Order of the Board of Directors

Cheryl Fiebelkorn
Assistant Corporate Secretary

2 | 2022 HUDBAY MINERALS INC.

2022 MANAGEMENT INFORMATION CIRCULAR | 1

LETTER TO SHAREHOLDERS FROM THE CHAIR OF THE BOARD

Dear Shareholder,

2021 was a pivotal year for Hudbay as our management completed approximately US$250 million of brownfields investments. In Manitoba, we finished the refurbishment of the New Britannia gold mill ahead of schedule, with first gold production in August. The refurbishment is a critical part of Phase 3 of our Snow Lake gold strategy, in which we have transitioned into a primary gold producer in Manitoba. In Peru, we received permits and entered into land use agreements early in the year, which allowed us to achieve first production at our Pampacancha satellite deposit in April. These investments are expected to result in consolidated copper production growing to 133,500 tonnes by 2024, a 34% increase from 2021 levels. Similarly, gold production is expected to increase to over 300,000 ounces in 2024, which represents an increase of 59% from 2021. We expect to see significant EBITDA and cash flow growth over this period in what we hope will be a time of sustained high metals prices.

Focus on Copper

At the same time, we are looking to the future with our attractive portfolio of development and exploration assets. We believe that copper has the best long-term supply/demand fundamentals in the mining sector, as current global mine supply will be unable to meet demand for copper from global decarbonization initiatives. In 2021, we aggressively pursued exploration at our Copper World project in Arizona, leading to the release of an initial resource estimate late in the year. We plan to release a preliminary economic assessment ("PEA") on Copper World in the next few months and a pre-feasibility study by the end of the year. Copper World includes a series of near-surface deposits that would support an operation entirely on our private land. It also offers potential synergies with our nearby Rosemont project.

In 2021, we also released a very promising PEA for our Mason copper project in Nevada and enjoyed substantial exploration success near our operations in Peru and Manitoba. It's impressive that our management team was able to achieve all of this in 2021 along with strong operating performance and cash flow generation while facing supply chain and labour constraints caused by the COVID-19 pandemic. Unfortunately, we also suffered a fatality at our Lalor mine, and we will continue to focus on maintaining our strong safety culture and ensuring the safety of everyone at our operations.

Continuous Improvement at our Operations

In 2022, while advancing our future growth opportunities, we will also focus on improving and perpetuating our operations. At our Lalor mine in Manitoba, we plan to continue to optimize New Britannia, while undertaking a project to improve recoveries at our Stall base metal mill in expectation of ramping up Lalor's production to 5,300 tonnes per day. In Peru, we are applying smart technologies to improve ore sorting and mill performance. We are also in discussions with local communities about gaining access to prospective exploration properties near our Constancia mine that have the potential to enhance and extend our operations.

Emphasis on ESG

While we are looking to the future, we also know it is the end of an era, as the upcoming closure of our 777 mine will mark the end of over 90 years of continuous mining in Flin Flon, Manitoba. We acknowledge the disruption to the community caused by the closure, and as we transition our workforce to Snow Lake, we remain hopeful we will be able to restart operations in Flin Flon before long. Along with nearby exploration opportunities, we are examining the possibility of reprocessing the tailings from our facility in Flin Flon. If it proves economic and we are able to bring it into operation, it would be of significant benefit to the community, and it has potential environmental benefits through reducing the amount of legacy tailings and acid-generating rock in the facility.

We are committed to considering the environmental and social impacts of our operations along with their economics. We know shareholders demand this focus on ESG and we are listening. As part of the Board's oversight responsibility, the Audit Committee oversees a rigorous risk management program where management's risk assessments and mitigation plans are regularly presented. All of the top tier risks are allocated among the Board's committees, including key ESG risks. For instance, management's mitigation plans for tailings management are reviewed and overseen by the Board's Technical Committee, and safety and community relations are overseen by the Environment, Health, Safety and Sustainability ("EHSS") Committee. The EHSS Committee and Board have tasked management with defining and publishing our greenhouse gas reduction roadmap in 2022, with a target of reducing emissions by 50% by 2030 and a commitment of net zero emissions by 2050. We intend to design and develop our Copper World/Rosemont, Mason and Flin Flon tailings growth opportunities with these targets in mind.

2 | 2022 HUDBAY MINERALS INC.

Enhancing our Governance

Our commitment to responsible and sustainable mining starts with the Board of Directors. We are constantly looking for ways to improve our performance as a Board, and in 2021 and early 2022 our Corporate Governance and Nominating Committee canvassed the market for new Director candidates with skills that would complement our Board. We are pleased to nominate George E. Lafond for election to the Board at our upcoming shareholders' meeting. George is an experienced social and business development advisor, with expertise in working with federal and provincial governments to advance opportunities available to First Nations. As a member of the Muskeg Lake Cree Nation, we expect George will bring unique insights as we seek to further engage with our First Nations stakeholders.

Engaging with our Shareholders

In late 2021 and early 2022, I and a number of my fellow directors were pleased to meet with several of our largest shareholders as part of the Board's shareholder engagement program. Our shareholders were interested in hearing our perspectives on company strategy, growth opportunities, diversity and inclusion and other ESG initiatives. We do our best to consider the interests of all our stakeholders, including shareholders, governments and community members. I'd be remiss if I didn't acknowledge the efforts of another key group of stakeholders in 2021, namely our employees. We thank you for all your hard work and dedication throughout the year and we wish you the very best in 2022 as we pursue the Company's goals while remaining focused on having everyone make it home safely each day.

We encourage you to vote at our annual and special meeting of shareholders and we thank you for your continued support.

Stephen A. Lang

Chair, Board of Directors

2022 MANAGEMENT INFORMATION CIRCULAR | 3

HUDBAY

SUSTAINABLE ESG PERFORMANCE

Our Approach to Sustainability

Mutual respect, trust and continuous dialogue.

ONE HUDBAY
how we work

By living our values, we build strong relationships with our employees, host communities and governments, making us a better partner and a better company. Our values are:

Dignity & Respect
We treat our stakeholders and each other in ways that bring out the very best in each of us.

Caring
We sustain and contribute to the well-being of people and the environment in which we operate.

Openness
We speak freely and listen with care about opportunities, issues and concerns.

Trustworthiness
We can count on each other to do the right thing and we follow through on our commitments.

Climate Change Strategy

We have committed to developing a greenhouse gas reduction roadmap and providing transparent disclosure of our progress.

Hudbay is already a low GHG intensity copper producer. Our electricity source in Manitoba is effectively 100% hydroelectric, while the grid in Peru is close to 50% hydroelectric. We have reported to the CDP Climate questionnaire for more than ten years and already have a solid grasp of the nature, scale and drivers of our Scope 1 and 2 emissions.

300
The # of truck tires we recycled in the Truck Tire recycling program.

+70%
Percentage of recycled water used in our operations.

+50%
Amount of our energy consumption that is renewable.

4 | 2022 HUDBAY MINERALS INC.

Targets and their Characteristics

SCOPE 1
SCOPE 2
SCOPE 3

Direct greenhouse gas emissions that occur from sources controlled or owned by Hudbay.

Emissions related to purchased electricity.

Emissions that come from up and down the supply chain and can include activities ranging from production of grinding media to downstream processing.

In line with global objectives, we are currently working towards specific reduction targets of 50% by 2030.

Focused on Growth and GHG Reduction

To achieve results that align with growth, we look at GHG intensity per unit of metal in concentrate. At present, our GHG reduction focus is on minimizing the GHG intensity of our production. These efforts include finding ways to improve efficiency at our operations, through flotation and recovery improvements, for example, and fuel-switching, when practical.

LEADING EMISSIONS RANKING

	tCO_2e/t CuEq	Rank
Boliden	0.9	1
Ero	1.4	2
Hudbay	1.5	3
Southern Copper	1.8	4
BHP	2.1	5
Lundin	2.1	6
Antofogasta	2.6	7
Vale	2.7	8
Teck	3.7	9
Anglo American	4.2	10

Source: Barclays research report "Explaining Metals Emissions" dated January 13, 2022 using production emission intensity for diversified and copper mining companies.

2022 MANAGEMENT INFORMATION CIRCULAR | 5

HUDBAY

Diversity and Inclusion

C$3.5M

Amount of goods and services purchased from Indigenous businesses in Northern Manitoba.

12

Number of women involved in the Hatun Warmi training program in Peru (where female community members were trained to operate equipment).

40%

The percentage of local community employment in Peru.

D&I training for employees and Board, including Indigenous Awareness.

Our commitment to Diversity and Inclusion is evidenced by:

- Sustained progress in Board diversity: six of eleven nominee directors identify as a member of a Designated Group (i.e., women, indigenous peoples and visible minorities).
- Establishing a Diversity and Inclusion Committee.
- Adopting a Diversity & Inclusion Policy.

6 | 2022 HUDBAY MINERALS INC.

Tailings Management

As a member of the Mining Association of Canada ("MAC"), Hudbay participates in its Towards Sustainable Mining ("TSM") program, a leading sustainability standard in the mining industry. One important aspect of this is adopting a strong tailings governance and management program consistent with our ESG principles. Hudbay also designs and constructs tailings facilities based on the guidance provided by the Canadian Dam Association (CDA).

- Our Tailings Governance Charter specifies the governance that supports the safe management of tailings facilities.
- Technical and EHSS Committees have been delegated oversight of Tailings Management.
- Independent peer review board ("IPRB") – a panel of qualified and experienced third-party individuals – evaluates the technical aspects of tailings facilities.

C$80M Amount spent on upgrading legacy tailings facilities in Flin Flon (between 2020-2022) to ensure continued safety.

Flin Flon Tailings Reprocessing Opportunity

We are exploring an opportunity to reprocess the tailings in our Flin Flon tailings facility, with the potential to reduce the environmental impacts of the tailings facility.

Third Party Standards

We recognize the tremendous opportunity that we have to positively contribute locally and globally to a more sustainable world.

- We are focused on disclosure transparency
  - Our annual sustainability data is mapped to GRI, SASB and TCFD.
  - We also provide disclosure through the CDP Climate, Water and Forests questionnaires.
- Our operations align with the requirements stated in MAC's TSM environmental protocols and frameworks.
  - We commit to annually assess our performance against the TSM protocols at our Canadian operations, and we voluntarily do so at our Constancia operation in Peru.
- MSCI ranked Hudbay's corporate governance in the top 10% of all companies they assessed.

The Mining Association of Canada
ADVOCACY STEWARDSHIP COLLABORATION

IFC International Finance Corporation WORLD BANK GROUP

GRI SASB TCFD CDP

2022 MANAGEMENT INFORMATION CIRCULAR | 7

MANAGEMENT INFORMATION CIRCULAR

This management information circular ("Circular") is furnished in connection with the solicitation of proxies by and on behalf of the management of Hudbay Minerals Inc. for use at the Annual and Special Meeting of Shareholders (the "Meeting") to be held on May 10, 2022 at 2:00 p.m. (Eastern Time), or at any postponement or adjournment thereof.  The Meeting has been called for the purposes set forth in the Notice of Annual and Special Meeting of Shareholders (the "Notice of Meeting") that accompanies this Circular.

The Meeting will be held as a completely virtual meeting, which will be conducted via live webcast at https://web.lumiagm.com/238156442.  Shareholders will not be able to attend the Meeting in person.  A summary of the information shareholders will need to attend and participate at the Meeting online is provided in this Circular.

References in this Circular to "we", "us", "our" and similar terms, as well as references to "Hudbay", the "Company" and the "Corporation", refer to Hudbay Minerals Inc. and references to "Board" refer to our board of directors.  Unless otherwise indicated, the information in this Circular is given as at April 5, 2022 and all dollar references in this Circular are to Canadian dollars, unless otherwise stated.

GENERAL PROXY INFORMATION

This Circular provides the information you need to vote at the Meeting.

  If you are a registered holder of our common shares (each, a "Hudbay Share"), a form of proxy has been sent to you that you can use to vote in advance of the Meeting, or you may vote online at our virtual Meeting as described in this Circular.  The form of proxy is also available on our website at www.hudbayminerals.com/disclosure-centre, on the website of our transfer agent, TSX Trust Company, at https://docs.tsxtrust.com/2219, and under our profile on SEDAR at www.sedar.com and EDGAR at www.sec.gov/edgar.shtml.
  If you are a non-registered holder and your Hudbay Shares are held by an intermediary (such as a broker or financial institution), you will receive a voting instruction form ("VIF") and should follow the instructions provided with such form.

To reduce printing and mailing costs and waste, Hudbay will use the "notice and access" delivery model ("Notice and Access") to conduct the solicitation of proxies in connection with this Circular.  Proxies may also be solicited by telephone or other form of correspondence.  The cost of preparing this Circular and other materials relating to the Meeting and the cost of soliciting proxies has been or will be borne by us.  Hudbay will also pay the fees and costs of intermediaries for their services in transmitting proxy-related material in accordance with National Instrument 54-101 - Communication with Beneficial Owners of Securities of a Reporting Issuer ("NI 54-101").  This cost is expected to be nominal.

NOTICE AND ACCESS

Hudbay is using Notice and Access for both registered and non-registered owners of Hudbay Shares, which allows the Company to furnish proxy materials online to shareholders instead of mailing paper copies of such materials.  Using Notice and Access, the Company can deliver proxy-related materials by (i) posting this Circular (and other proxy related materials) on a website other than SEDAR and (ii) sending a notice informing shareholders that this Circular and proxy related materials have been posted and explaining how to access such materials (the "N&A Notice").

On or around April 7, 2022, the Company will send to holders of Hudbay Shares of record as of the record date a notice package containing the N&A Notice and the relevant voting document (a form of proxy or VIF, as applicable).  The N&A Notice will contain basic information about the Meeting and the matters to be voted on, instructions on how to access the proxy materials, including this Circular and Hudbay's audited consolidated financial statements for the years ended December 31, 2021 and 2020 and management's discussion and analysis related thereto (together with this Circular, the "Proxy-Related Materials"), an explanation of the Notice and Access process and details of how to obtain a paper copy of the Proxy-Related Materials upon request at no cost.

8 | 2022 HUDBAY MINERALS INC.

The Proxy-Related Materials are available on our website at www.hudbayminerals.com/disclosure-centre, on the website of our transfer agent, TSX Trust Company, at https://docs.tsxtrust.com/2219, and under our profile on SEDAR at www.sedar.com and EDGAR at www.sec.gov/edgar.shtml.  Shareholders who want to receive a paper copy of the Proxy-Related Materials or who have questions about Notice and Access may contact our transfer agent, TSX Trust Company, by toll-free telephone at 1-866-600-5869 or by email at TMXEInvestorServices@tmx.com.  In order to receive a paper copy in time to vote before the Meeting, requests should be received by April 29, 2022.

VOTING INFORMATION

VOTING MATTERS

At the Meeting, shareholders are voting on the:

  election of directors;
  appointment of our auditor for 2022 and the authorization of our Board, upon the recommendation of the Audit Committee, to fix the auditor's remuneration; and
  approval of a non-binding advisory resolution on executive compensation.

WHO CAN VOTE

The record date for the Meeting is March 21, 2022.  Our transfer agent has prepared a list, as of the close of business on the record date, of the registered holders of Hudbay Shares.  A holder of Hudbay Shares whose name appears on such list is entitled to vote the shares on such list at the Meeting.  Each Hudbay Share entitles the holder to one vote on each item of business identified in the Notice of Meeting.

VOTING YOUR COMMON SHARES AND PARTICIPATING AT THE MEETING

This year we are once again holding the Meeting as a completely virtual meeting, which will be conducted via live webcast, where all shareholders regardless of geographic location will have an opportunity to participate at the Meeting.

Shareholders are strongly advised to carefully read the voting and participation instructions below that are applicable to them as well as the Virtual AGM User Guide on page 97 of this Circular.

Registered Shareholders

If you were a registered shareholder on the record date, you may vote online at the virtual Meeting at https://web.lumiagm.com/238156442.  Click on 'I have a Control Number' and you will be prompted to enter your twelve digit TSX Control Number and the password hudbay2022 (case sensitive).  You must be connected to the internet at all times to be able to vote and it is your responsibility to make sure you stay connected for the entire Meeting.  Registered shareholders on the record date who voted prior to the Meeting do not need to vote again during the Meeting.

Alternatively, you may give another person authority to represent you and vote your shares online at the virtual Meeting, as described below under the heading ''Voting Your Common Shares by Proxy''.

If a Registered Shareholder would like to ask a question, login using your TSX Control Number and select the messaging icon. Messages can be submitted at any time during the Q&A session up until the Chair closes the session. Type your message within the chat box at the bottom of the messaging screen. Once you are happy with your message click the send button.

2022 MANAGEMENT INFORMATION CIRCULAR | 9

Non-Registered Shareholders

It is possible that your Hudbay Shares are registered in the name of an intermediary, which is usually a trust company, securities broker or other financial institution.  If your shares are registered in the name of an intermediary, you are a non-registered shareholder.  Your intermediary is entitled to vote the Hudbay Shares held by it and beneficially owned by you on the record date.  However, it must first seek your instructions as to how to vote your Hudbay Shares or otherwise make arrangements so that you may vote your Hudbay Shares directly.  An intermediary is not entitled to vote the Hudbay Shares held by it without written instructions from the beneficial owner.  You may vote your Hudbay Shares through your intermediary or online at the virtual Meeting by taking the appropriate steps, which are the same for objecting beneficial owners ("OBO") and non-objecting beneficial owners ("NOBO") of Hudbay Shares.  You are an OBO if you have not allowed your intermediary to disclose your ownership information to us.  You are a NOBO if you have provided instructions to your intermediary to disclose your ownership information to us.

Please note that if you are a NOBO or an OBO and you wish to vote online at the virtual Meeting, you will not be recognized at the Meeting for the purpose of voting Hudbay Shares registered in the name of an intermediary unless you appoint yourself as a proxyholder and register with our transfer agent, TSX Trust Company, by emailing tsxtrustproxyvoting@tmx.com the "Request for Control Number" form, which can be found at https://tsxtrust.com/resource/en/75 (see "Appointing a Proxyholder" below).  In order to appoint yourself as proxyholder, you should follow the instructions on the VIF and, in so doing, specify your own name as the person whom you are appointing as proxy for the purposes of voting your Hudbay Shares.  You are reminded that any voting instructions should be communicated to your intermediary in accordance with the procedures set out in the VIF well in advance of the May 6, 2022 deadline for the receipt of proxies.

If a Non-Registered Shareholder would like to ask a question, login using the TSX Control Number you received when you appointed yourself a proxyholder and registered with our transfer agent, TSX Trust Company.  Questions can be submitted at any time during the Q&A session up until the Chair closes the session by using the messaging icon.  Type your message within the chat box at the bottom of the messaging screen. Once you are happy with your message click the send button.

Non-registered shareholders who have not duly appointed themselves as proxyholder will not be able to vote or ask questions at the Meeting, however such non-registered shareholders may still attend the meeting as guests through the live webcast at https://web.lumiagm.com/238156442.

NOBOs and OBOs

NOBOs and OBOs should carefully review the instructions provided to them by their intermediary regarding how to provide voting instructions or how to obtain a proxy with respect to their Hudbay Shares.  Such shareholders may also wish to contact their intermediary directly in order to obtain instructions regarding how to vote Hudbay Shares that they beneficially own.  Proxy-related materials will be sent by the Company indirectly to "non-objecting beneficial owners" and the Company intends to pay for intermediaries to deliver proxy-related materials and Form 54-101F7 (the request for voting instructions) to "objecting beneficial owners", in accordance with NI 54-101.

VOTING YOUR COMMON SHARES BY PROXY

If you will not be able to attend and vote online at the virtual Meeting, you may vote in advance by using the form of proxy or VIF that has been provided to you.  A proxy or VIF must be properly completed in writing and must be executed by you or by your attorney authorized in writing.

Deadline for Proxies

Any proxy to be used at the Meeting must be received by Hudbay's transfer agent, TSX Trust Company, prior to 2:00 p.m. (Eastern Time) on May 6, 2022, or 48 hours (excluding Saturdays, Sundays and holidays) before any postponement or adjournment of the Meeting.  Late proxies may be accepted or rejected by the Chair of the Meeting in his discretion, and the Chair is under no obligation to accept or reject any particular late proxy.

10 | 2022 HUDBAY MINERALS INC.

Registered shareholders may provide their voting instructions by any of the following means:

  by mail to TSX Trust Company, Suite 301, 100 Adelaide Street West, Toronto, Ontario M5H 4H1 (a pre-paid, pre-addressed return envelope is enclosed);
  by courier to TSX Trust Company, Suite 301, 100 Adelaide Street West, Toronto, Ontario M5H 4H1;
  by fax to +1-416-595-9593; or
  by internet at www.voteproxyonline.com.

Non-registered shareholders may provide their voting instructions by mail, by telephone or online at www.proxyvote.com by following the instructions provided to them in their VIF.

Your Proxy Vote

On the form of proxy, you can indicate how you want to vote your Hudbay Shares, or you can let your proxyholder decide for you.

All Hudbay Shares represented by properly completed proxies received by Hudbay's transfer agent, TSX Trust Company, no later than 2:00 p.m. (Eastern Time) on May 6, 2022 or 48 hours (excluding Saturdays, Sundays and holidays) before any postponement or adjournment of the Meeting will be voted for, against or withheld from voting, in accordance with your instructions as specified in the proxy.  Late proxies may be accepted or rejected by the Chair of the Meeting in his discretion, and the Chair is under no obligation to accept or reject any particular late proxy.

If you give directions on how to vote your Hudbay Shares on your form of proxy, your proxyholder must vote your Hudbay Shares according to your instructions.  If you have not specified how to vote on a particular matter on your form of proxy, your proxyholder can vote your Hudbay Shares as he or she sees fit.  If neither you nor your proxyholder gives specific instructions, your Hudbay Shares will be voted as follows:

  FOR the election of each of the eleven director nominees;
  FOR the appointment of Deloitte LLP as our auditor for 2022 and the authorization of the Board, upon the recommendation of the Audit Committee, to fix the auditor's remuneration; and
  FOR the non-binding advisory resolution approving our approach to executive compensation.

Appointing a Proxyholder

A proxyholder is the person you appoint to act on your behalf at the Meeting (including any postponement of the Meeting or continuation after an adjournment of the Meeting) and to vote your Hudbay Shares.  You have the right to appoint a person or company other than the Hudbay representatives named as proxyholders to represent you at the Meeting.  To do so, simply fill in the proxyholder's name in the blank space provided on the enclosed form of proxy.  If you leave the space in the form of proxy blank, the persons designated in the form, who are our Chair and our President and Chief Executive Officer, are appointed to act as your proxyholder.

Shareholders who wish to appoint a person other than the management nominees identified on the form of proxy or VIF (including a non-registered shareholder who wishes to appoint themselves to attend) must carefully follow the instructions in the Circular and on their form of proxy or VIF. These instructions include the additional step of registering such proxyholder with our transfer agent, TSX Trust Company, by emailing tsxtrustproxyvoting@tmx.com the "Request for Control Number" form, which can be found at https://tsxtrust.com/resource/en/75, after submitting their form of proxy or VIF.  Failure to register the proxyholder with our transfer agent will result in the proxyholder not receiving a Control Number to vote and participate at the Meeting. Such an unregistered proxyholder will only be able to attend the Meeting as a guest.

2022 MANAGEMENT INFORMATION CIRCULAR | 11

Revoking your Proxy

If you submit a form of proxy, you may revoke it at any time before it is used by doing any one of the following:

  you may send another form of proxy with a later date to our transfer agent, TSX Trust Company, but it must reach the transfer agent no later than 2:00 p.m. (Eastern Time) on May 6, 2022 or 48 hours (excluding Saturdays, Sundays and holidays) before any postponement or adjournment of the Meeting;
  you may deliver a signed written statement, stating that you want to revoke your form of proxy, to our Corporate Secretary no later than the last business day preceding the Meeting or any postponement or adjournment of the Meeting, at 25 York Street, Suite 800, Toronto, Ontario, M5J 2V5; or
  you may revoke your form of proxy in any other manner permitted by law.

If as a registered shareholder you are using your control number to log in to the Meeting, you will be provided the opportunity to vote by online ballot at the appropriate time on the matters put forth at the Meeting.  If you have already voted by proxy and you vote again during the online ballot during the Meeting, your online vote during the Meeting will revoke your previously submitted proxy.  If you have already voted by proxy and do not wish to revoke your previously submitted proxy, do not vote again during the online ballot vote.

Only registered holders have the right to revoke a proxy.  Non-registered holders who wish to change their vote must make appropriate arrangements with their respective dealers or other intermediaries.

Late proxies may be accepted or rejected by the Chair of the Meeting in his discretion, and the Chair is under no obligation to accept or reject any particular late proxy.

ADDITIONAL MATTERS PRESENTED AT THE MEETING

The form of proxy or VIF confers discretionary authority upon the persons named as proxyholders therein with respect to any amendments or variations to the matters identified in the Notice of Meeting and with respect to other matters that may properly come before the Meeting or any postponement or adjournment thereof.  Our management is not aware of any matters to be considered at the Meeting other than the matters described in the Notice of Meeting, or any amendments or variations to the matters described in such notice.

If you sign and return the VIF, your Hudbay Shares will be voted in accordance with your instructions and, with respect to any matter presented at the Meeting, or at any postponement or adjournment thereof, in addition, or as an amendment or variation to the matters described in the Notice of Meeting, in accordance with the discretionary authority provided therein.

You have the right to appoint a person or company other than the Hudbay representatives named as proxyholders to represent you at the Meeting.  If you sign and return the form of proxy and do not appoint a proxyholder by filling in a name, the Hudbay representatives named as proxies will vote in their best judgment.

VOTING SHARES AND PRINCIPAL HOLDERS

The Hudbay Shares are the only shares which entitle shareholders to vote at the Meeting.  The holders of Hudbay Shares are entitled to one vote per share.  The presence of at least two people holding or representing by proxy at least 25% of the total number of votes attached to the issued common shares entitled to vote at the Meeting is necessary for a quorum at the Meeting.

As at March 15, 2022, 261,886,655 Hudbay Shares were issued and outstanding.

12 | 2022 HUDBAY MINERALS INC.

To the knowledge of the directors and executive officers of Hudbay, based upon filings made with Canadian and United States securities regulators on or before the date of this Circular, the persons who beneficially own, or control or direct, directly or indirectly, voting securities carrying more than 10% of the voting rights attached to any class of our voting securities are as follows:

Name	Number of Hudbay Shares	% of Outstanding Hudbay Shares
Waterton Global Resource Management, Inc.(1)	43,855,287	16.7%
GMT Capital Corporation (U.S.)(2)	32,053,920	12.2%

1. According to Waterton Global Resource Management, Inc.'s System for Electronic Disclosure by Insiders report as of March 15, 2022.

2. According to GMT Capital Corp.'s Schedule 13G dated December 31, 2021 filed on EDGAR.

NOTICE TO UNITED STATES SHAREHOLDERS

The solicitation of proxies by Hudbay is not subject to the requirements of Section 14(a) of the United States Securities Exchange Act of 1934, as amended (the "U.S. Exchange Act"), by virtue of an exemption applicable to proxy solicitations by "foreign private issuers" as defined in Rule 3b-4 promulgated under the U.S. Exchange Act.  Accordingly, this Circular has been prepared in accordance with the applicable disclosure requirements in Canada.  Shareholders in the United States should be aware that such requirements are different than those of the United States applicable to proxy statements under the U.S. Exchange Act.

MATTERS TO BE ACTED UPON AT THE MEETING

1. FINANCIAL STATEMENTS

Our audited consolidated financial statements for the years ended December 31, 2021 and 2020 and the auditor's report thereon will be presented at the Meeting.

2. ELECTION OF DIRECTORS

Our articles provide that the Board may consist of a minimum of six and a maximum of thirteen directors.  Our board is currently composed of ten directors.  The Board has determined to nominate each of the eleven persons listed below for election as a director at the Meeting.  All of the nominees other than George E. Lafond are current members of our Board (See "Nominees for Election as Directors" below).  The Board recommends that shareholders vote FOR the election of each of the eleven nominees as directors.

Each director elected at the Meeting shall hold office until the close of the next annual meeting of shareholders or until a successor has been elected or appointed in accordance with our articles and by-laws.

Majority Voting Policy and Advance Notice By-Law

Pursuant to our Corporate Governance Guidelines (a copy of which can be found at Schedule "A"), we have adopted a majority voting policy governing the election of directors.  Pursuant to such policy, a nominee proposed for election as a director who receives a greater number of votes "withheld" than votes "for" his or her election must immediately offer to tender his or her resignation (which would be effective upon acceptance by the Board) to the Chair of the Board.  The Corporate Governance and Nominating Committee (the "CGN Committee") will expeditiously consider, and make a recommendation to the Board whether to accept, that offer to resign.  The Board of Directors will accept the offer to resign, absent exceptional circumstances, within 90 days following the meeting of shareholders.  The Corporate Governance Guidelines provide that a director who offers to tender his or her resignation in this context should not participate in the deliberations of the Board or any of its Committees pertaining to such resignation.  This policy applies only in circumstances involving an uncontested election of directors, being one in which the number of director nominees does not exceed the number of directors to be elected and in respect of which no proxy material is circulated in support of one or more nominees who are not part of the slate supported by the Board.

2022 MANAGEMENT INFORMATION CIRCULAR | 13

In addition, our Advance Notice By-Law (a copy of which is available on SEDAR at www.sedar.com), ensures that all shareholders receive adequate notice of director nominations and sufficient time and information regarding nominees to make informed voting decisions.  The Advance Notice By-Law fixes a deadline by which holders of record of Common Shares must submit director nominations to our secretary prior to any annual or special meeting of shareholders and sets forth the specific information that a shareholder must include in the written notice for an effective nomination to occur.  Our Advance Notice By-Law is intended to facilitate an orderly and efficient process for the election of directors.

Each of the ten incumbent nominees listed below was elected as a director of Hudbay at our annual and special meeting of shareholders held on May 17, 2021 (the "2021 meeting").  We received proxies representing 198,406,327 Hudbay Shares in connection with the 2021 meeting representing 75.896% of our outstanding Common Shares.  Based on these proxies, each director received the following favourable votes cast by proxy:

Director	Percentage of Favourable Votes Cast by Proxy	Number of Favourable Votes Cast by Proxy
Carol T. Banducci	99.52%	193,235,851
Igor A. Gonzales	98.27%	190,799,304
Richard Howes	99.39%	192,979,327
Sarah B. Kavanagh	99.73%	193,643,555
Carin S. Knickel	99.35%	192,892,377
Peter Kukielski	99.66%	193,493,754
Stephen A. Lang	98.10%	190,464,899
Daniel Muñiz Quintanilla	99.73%	193,645,172
Colin Osborne	99.71%	193,587,734
David S. Smith	99.37%	192,932,000

Nominees for Election as Directors

The CGN Committee considered the current composition of the Board, along with its skills, experience and diversity and thereafter the Committee recommended, and the Board has nominated, George E. Lafond for election.  Mr. Lafond's experience leading First Nations engagement and community development initiatives will strengthen the Board's ESG expertise and increase the diversity of perspectives on the Board and be of great value as we seek to grow Hudbay in accordance with our values (See "Board Composition and Skills" and "Diversity and Inclusion" below).

Unless authority to do so with respect to one or more directors is withheld, the persons named in the form of proxy intend to vote FOR the election of each of the eleven nominees whose names are set forth below:

Carol T. Banducci	Peter Kukielski
Igor A. Gonzales	George E. Lafond
Richard Howes	Stephen A. Lang
Sarah B. Kavanagh	Daniel Muñiz Quintanilla
Carin S. Knickel	Colin Osborne
David S. Smith

14 | 2022 HUDBAY MINERALS INC.

We do not contemplate that any of the nominees will be unable to serve as a director, but if that should occur for any reason prior to the Meeting or any postponement or adjournment thereof, it is intended that discretionary authority shall be exercised by the persons named in the accompanying form of proxy to vote any proxy for the election of the remaining nominees and any other person or persons in place of any nominee or nominees unable to serve.

The following tables set forth biographical and other information on each proposed nominee.

2022 MANAGEMENT INFORMATION CIRCULAR | 15

CAROL T. BANDUCCI
Principal Occupation: Corporate Director
Ms. Banducci brings more than 30 years of business leadership experience built over a career which has included corporate and operational senior finance leadership roles with businesses operating around the world.  At IAMGOLD Ms. Banducci helped shape and drive the strategy of a complex business operating successfully in challenging jurisdictions.  She provided financial leadership and insight to ensure business operations and capital decisions were grounded in sound financial criteria.  She also served as chair of Niobec Inc., a wholly-owned subsidiary of IAMGOLD, prior to orchestrating the $530 million sale of the business.  She served previously as a senior leader of a major plastics and polymer producer, making important contributions to a restructuring and turnaround of the business and, once it was sold, provided leadership to comprehensive integration, restructuring and cost-improvement initiatives.  Prior to this, Ms. Banducci served as Chief Financial Officer of Orica Explosives North America and ICI Explosives Canada & Latin America - a global business selling product in 35 countries.

She is a member of the National Association of Corporate Directors (USA), the Financial Executives Institute of Canada and a past member of the Canadian Board Diversity Council. Ms. Banducci has been recognized three times as one of 'Canada's Most Powerful Women- Top 100" and in 2019 was inducted into the Women's Executive Network Hall of Fame. Also, in 2018, Ms. Banducci was recognized by Women in Mining as one of the 100 Global Inspirational Women in Mining. Ms. Banducci holds a Bachelor of Commerce from the University of Toronto and has also completed the Institute of Corporate Directors Program at the Rotman School of Business.

Mississauga, Ontario, Canada

Age	62

Director Since	2017

Independent	Yes

Hudbay Shares Held(1)	Nil

Deferred Share Units Held	154,098

Total Value of Hudbay Shares and DSUs(2)	$1,453,144
2021 Hudbay Board & Committee Membership
Event	Meetings	Attendance
Board	12 of 12	100%
Audit Committee (Chair)	6 of 6	100%
Environmental, Health, Safety and Sustainability Committee	5 of 5	100%
Other Public Board Directorships	Areas of Expertise/Experience(3):
ARC Resources Ltd. (2021 to Present) Euro Ressources S.A.(4) (2009 to 2010; 2014 to 2019)	CEO/Senior Officer Finance and M&A Mining/Resource Industry International Business Government Relations and Permitting Corporate Governance Risk Management Marketing	Operations Safety Social, Communities and Culture Environment and Climate Human Resources/Executive Compensation

4. Euro Ressources S.A. is an indirect, majority owned subsidiary of IAMGOLD.

16 | 2022 HUDBAY MINERALS INC.

IGOR A. GONZALES

Principal Occupation: Chief Operating Officer of Appian Capital

Mr. Gonzales is from Cusco, Peru and has more than 30 years of experience in the mining industry.  He joined Appian Capital as Chief Operating Officer in June 2020 following over three years as President and CEO of Sierra Metals.  Prior to that, he was with Compañia de Minas Buenaventura S.A.A. from November 2014 to May 2017, serving as Vice President of Operations, and Barrick Gold Corporation from 1998 to 2013, serving as President of Barrick Gold South America for seven years, and later as Executive Vice President and Chief Operating Officer.  Between 1980 and 1996, Mr. Gonzales served in various roles with Southern Peru Copper Corporation.

Mr. Gonzales has a Bachelor of Science degree in Chemical Engineering from the University of San Antonio Abad in Cusco, Peru, and was a Fulbright Scholar at the New Mexico Institute of Mining and Technology, where he earned a Master of Science degree in Extractive Metallurgy.

London, England

Age	67

Director Since	2013

Independent	Yes

Hudbay Shares Held(1)	Nil

Deferred Share Units Held	108,416

Total Value of Hudbay Shares and DSUs(2)	$1,022,363
2021 Hudbay Board & Committee Membership
Event	Meetings	Attendance
Board	11 of 12	92%
Environmental, Health, Safety and Sustainability Committee	5 of 5	100%
Technical Committee	6 of 6	100%
Other Public Board Directorships	Areas of Expertise/Experience(3):
Gatos Silver, Inc. (2020 to Present) Harte Gold Corporation (2020 to 2021) Sierra Metals Inc. (2013 to 2020) Compañia de Minas Buenaventura S.A. (2014 to 2017)	CEO/Senior Officer Mining/Resource Industry Operations International Business Government Relations and Permitting Safety Social, Communities and Culture Risk Management Marketing	Finance and M&A Environment and Climate Human Resources/Executive Compensation

2022 MANAGEMENT INFORMATION CIRCULAR | 17

RICHARD HOWES

Principal Occupation: Corporate Director

Mr. Howes retired as the President and Chief Executive Officer of Dundee Precious Metals after serving in that role for seven years.  He is a Professional Mining Engineer with over 40 years' experience in the mining industry.  He is a visionary leader in mining, organizational innovation and transformation to create competitive advantage and was recognized as the Outstanding Innovator of 2016 by the International Mining Technology Hall of Fame.  Throughout his career, Mr. Howes has been closely associated with the practices that make for world-class mining operations, including Inco's North Mine, which won the 2006 Ryan Award as the safest mine in Canada.  His extensive industry experience includes progressive technical, operating, management and project roles in many of the largest underground mines and mining companies throughout Canada and internationally.  He is currently Chair of the Board of Torex Gold and an independent director on the Board of Anaconda Mining.

Mr. Howes attended Queen's University where he earned a Bachelor of Science in Mining Engineering.  He is also a member of The Institute of Corporate Directors.

Chelmsford, Ontario, Canada

Age	64

Director Since	2019

Independent	Yes

Hudbay Shares Held(1)	21,989

Deferred Share Units Held	81,789

Total Value of Hudbay Shares and DSUs(2)	$978,627
2021 Hudbay Board & Committee Membership
Event	Meetings	Attendance
Board	12 of 12	100%
Compensation and Human Resources Committee	8 of 8	100%
Technical Committee	6 of 6	100%
Other Public Board Directorships	Areas of Expertise/Experience(3):
Anaconda Mining Inc. (2021 to Present) Torex Gold Resources Inc. (2020 to Present) Dundee Precious Metals Inc. (2012 to 2020) Sabina Gold and Silver (2018 to 2020)	CEO/ Senior Officer Mining/ Resource Industry Operations International Business Government Relations and Permitting Safety Human Resources/ Executive Compensation Risk Management	Finance and M&A Social, Communities and Culture Environment and Climate Corporate Governance Marketing

18 | 2022 HUDBAY MINERALS INC.

SARAH B. KAVANAGH

Principal Occupation: Corporate Director

Sarah B. Kavanagh is an experienced public company director. She has more than 30 years of capital markets experience and business leadership built over a long career in both senior investment banking and senior corporate financial roles in the United States and Canada.

Ms. Kavanagh is a corporate director and a former Commissioner at the Ontario Securities Commission, where she served from 2011 to 2016.  Between 1999 and 2010, Ms. Kavanagh served in a number of senior investment banking roles at Scotia Capital Inc.  She has also held senior financial positions in the corporate sector.

Ms. Kavanagh currently serves as a director of Bausch Heath Companies, a director and Chair of the Audit Committee and the Nominating and Governance Committee of Cymax Technology Group, a director and Chair of the Audit Committee of AST and a director and Chair of the Audit Committee of Sustainable Development Technology Canada.

Ms. Kavanagh was awarded a leadership award by Women in Capital Markets in 2008 and was recognized as one of Canada's Most Powerful Women:  Top 100 in the director category in 2015.

Ms. Kavanagh graduated from Harvard Business School with a Master's in Business Administration and received a Bachelor of Arts degree in Economics from Williams College in Williamstown, Massachusetts.  Ms. Kavanagh completed the Directors Education Program at the Institute of Corporate Directors in 2011.

Toronto, Ontario, Canada

Age	65

Director Since	2013

Independent	Yes

Hudbay Shares Held(1)	Nil

Deferred Share Units Held	108,416

Total Value of Hudbay Shares and DSUs(2)	$1,022,363
2021 Hudbay Board & Committee Membership
Event	Meetings	Attendance
Board	12 of 12	100%
Environmental, Health, Safety and Sustainability Committee (Chair)	5 of 5	100%
Corporate Governance and Nominating Committee	4 of 4	100%
Other Public Board Directorships	Areas of Expertise/Experience(3):
Bausch Heath Companies Inc. (2016 to Present) WPT Industrial Real Estate Investment Trust (2013 to October 2021)	CEO/ Senior Officer Finance and M&A International Business Corporate Governance Risk Management	Mining/ Resource Industry Safety Social, Communities and Culture Environment and Climate Human Resources/ Executive Compensation

2022 MANAGEMENT INFORMATION CIRCULAR | 19

CARIN S. KNICKEL

Principal Occupation: Corporate Director

Carin S. Knickel has over 30 years' of experience in the energy industry, holding senior operating, planning and business development positions throughout her career in the US and Europe, and leading the integration of businesses, processes and people following transactions.

Ms. Knickel spent over 30 years at ConocoPhillips, the world's largest independent exploration and production company, where she most recently served as Corporate Vice President, Global Human Resources from 2003 until her retirement in May 2012.  She joined ConocoPhillips in 1979 and held various senior operating positions in wholesale marketing, refining, transportation and commercial trading as well as leadership roles in planning and business development throughout her career in the U.S. and Europe.  She also transformed the human resources function from a disparate organization of five pre-merger companies to a global shared-service organization, delivering more than US$30 million in merger synergies.  Prior to that, Ms. Knickel held roles as President of Specialty Businesses where she managed a portfolio of technology-based businesses with revenues of US$2.1 billion, and also served as Vice President, Carbon Businesses, where she was appointed to lead a start-up carbon fiber business, overseeing the first US$200 million demonstration plant.

Ms. Knickel currently serves as a director on the board of Vermilion Energy Inc.  She also serves as a Trustee for the Colorado/Wyoming Chapter of the National Multiple Sclerosis Society and previously served as Chair.  She holds a Bachelor of Science, Marketing from the University of Colorado and a Master of Science in Management from the Massachusetts Institute of Technology.

Golden, Colorado, United States

Age	65

Director Since	2015

Independent	Yes

Hudbay Shares Held(1)	26,825

Deferred Share Units Held	209,723

Total Value of Hudbay Shares and DSUs(2)	$2,230,648
2020 Hudbay Board & Committee Membership
Event	Meetings	Attendance
Board	12 of 12	100%
Compensation and Human Resources Committee (Chair)	8 of 8	100%
Corporate Governance and Nominating Committee	4 of 4	100%
Other Public Board Directorships	Areas of Expertise/Experience(3):
Vermillion Energy Inc. (2018 to Present) Whiting Petroleum Corp. (2015 to 2020)	CEO/ Senior Officer Finance and M&A Mining/ Resource Industry Operations International Business Safety Corporate Governance Human Resources/ Executive Compensation Risk Management	Social, Communities and Culture Environment and Climate Marketing

20 | 2022 HUDBAY MINERALS INC.

PETER KUKIELSKI

Principal Occupation: President and Chief Executive Officer, Hudbay Minerals Inc.

Peter Kukielski was appointed President and Chief Executive Officer in January 2020 after serving as Interim Chief Executive Officer since July 2019.  Mr. Kukielski has more than 30 years of extensive global experience within the base metals, precious metals and bulk materials sectors, having overseen operations across the globe for companies.

Mr. Kukielski was President and Chief Executive Officer of Nevsun Resources Ltd. from May 2017 until the acquisition of Nevsun in December 2018.  From 2013 to 2017, Mr. Kukielski was Chief Executive Officer of Amenka Resources, a private company backed by Warbug Pincus to invest in global mining assets.  From 2008 to 2013, he was the Chief Executive, Mining for ArcelorMittal, responsible for 27 operating mines and three major development projects, within 12 countries.  From 2006 to 2008, Mr. Kukielski was the Chief Operating Officer of Teck Resources, responsible for the copper, zinc, gold and the metallurgical coal operations and projects. From 2001 to 2006, he was with Falconbridge (originally Noranda) in senior roles, including Chief Operating Officer, and in years prior he had various increasingly senior roles with other major mining companies, including experience in engineering, commissioning and operating significant mines in a wide variety of international jurisdictions.

Mr. Kukielski has a Master's of Science degree in Civil Engineering from Stanford University in California.

Toronto, Ontario, Canada

Age	65

Director Since	2019

Independent	No

Hudbay Shares Held(1)(5)	49,151

Deferred Share Units Held	188,797

Restricted Share Units Held	258,594

Performance Share Units Held	517,190

Total Value of Hudbay Shares and DSUs(2)	$9,559,493
2020 Hudbay Board & Committee Membership
Event	Meetings	Attendance
Board	12 of 12	100%

Other Public Board Directorships	Areas of Expertise/Experience(3):
Norsk Hydro ASA (2019 to Present) Nevsun Resources Ltd. (2017 to 2018 South32 Limited (2015 to 2017)	CEO/ Senior Officer Finance and M&A Mining/ Resource Industry Operations International Business Government Relations and Permitting Safety Corporate Governance Risk Management Marketing	Social, Communities and Culture Environment and Climate Human Resources/ Executive Compensation

5. Certain of the Hudbay Shares indicated as held by Mr. Kukielski are beneficially owned, directly or indirectly, by Mr. Kukielski's wife and have been included in this table for consistency with Mr. Kukielski's insider reporting of shares over which he may have "direction or control" pursuant to National Instrument 55-104. These shares have been excluded for purposes of determining compliance with our Share Ownership Guidelines, as described in our Compensation, Discussion & Analysis.

2022 MANAGEMENT INFORMATION CIRCULAR | 21

NEW BOARD NOMINEE
GEORGE E. LAFOND

 Principal Occupation: Independent Indigenous Advisor

Mr. Lafond is an experienced business, education and social development advisor, known for successfully leading executive teams on strategic initiatives leading to First Nations engagement and achievement.  He has experience with national, provincial, regional and local governments and entities in supporting innovation in First Nations governments, corporations, business associations and public offices.

Mr. Lafond has held many leadership positions in business and community development.  He was appointed by the Government of Canada as the Treaty Commissioner of Saskatchewan, a role involving public education, neutral convening and dialogue with Treaty parties, and durable resolution of conflict relating to Treaty rights and responsibilities.  Mr. Lafond currently advises the Saskatchewan Indian Institute of Technology to support innovative research, learning and education achievement, based on the direction and input of First Nations governments.

Mr. Lafond holds a Bachelor of Education degree from the University of Saskatchewan and undertakes ongoing professional development and training in business, administration, negotiation and economic prosperity.

Mr. Lafond is a citizen of the Saskatchewan Muskeg Lake Cree Nation in Treaty Six Territory, and works with the community to support reconciliation, wellness, economic development, and innovation.  In 2016 he received the Saskatchewan Order of Merit.

Victoria, British Columbia, Canada

Age	64

Independent	Yes

Hudbay Shares Held(1)	Nil
Public Board Directorships
N/A

Areas of Expertise/Experience(3):
		CEO/Senior Officer Government Relations and Permitting Social, Communities and Culture Corporate Governance Human Resources/ Executive Compensation	Finance and M&A International Business Safety Environment and Climate Risk Management Marketing

22 | 2022 HUDBAY MINERALS INC.

STEPHEN A. LANG

Principal Occupation: Corporate Director

Stephen A. Lang was appointed Chair of Hudbay's board of directors in October 2019.  Stephen has over 40 years of experience in the mining industry, including engineering, development and production at gold, copper, coal and platinum group metals operations.  He was Chief Executive Officer of Centerra Gold Inc. from 2008 to 2012 and served as Centerra's Board Chair from 2012 to 2019.  Mr. Lang has also held senior operating positions at Stillwater Mining Company, Barrick Gold Corporation, Rio Algom Limited and Kinross Mining Corporation.

Mr. Lang holds a Bachelor of Science degree and a Master's degree in mining engineering from the University of Missouri-Rolla.

Columbia, Missouri, United States

Age	66

Director Since	2019

Independent	Yes

Hudbay Shares Held(1)	65,000

Deferred Share Units Held	80,710

Total Value of Hudbay Shares and DSUs(2)	$1,374,045
2021 Hudbay Board & Committee Membership
Event	Meetings	Attendance
Board	12 of 12	100%
Compensation and Human Resources Committee	8 of 8	100%
Corporate Governance and Nominating Committee	4 of 4	100%
Technical Committee	6 of 6	100%
Other Public Board Directorships	Areas of Expertise/Experience(3):

Hycroft Mining Holding Corporation (2021 to Present)

Argonaut Gold Inc. (2020 to Present)

Bear Creek Mining Corporation (2014 to Present)

International Tower Hill Mines Ltd. (2014 to Present)

Alio Gold Inc. (2014 to 2020)

Centerra Gold Inc. (2007 to 2020)

CEO/ Senior Officer Mining/ Resource Industry Operations International Business Government Relations and Permitting Safety Corporate Governance Human Resources/ Executive Compensation	Finance and M&A Social, Communities and Culture Environment and Climate Risk Management Marketing

2022 MANAGEMENT INFORMATION CIRCULAR | 23

DANIEL MUÑIZ QUINTANILLA

Principal Occupation: Corporate Director

Daniel Muñiz Quintanilla was formerly Managing Director and Executive Vice President of Americas Mining, the holding company of the Mining Division of Grupo Mexico, which has operations in Peru, Mexico, US and Spain.

Until July 2018, he was a member of the Board of Directors and Executive Vice President of Southern Copper, a subsidiary of Americas Mining, where he led several successful M&A, joint venture and other similar transactions leading to the acquisition and integration of several world-class assets into Grupo Mexico.  Mr. Muñiz Quintanilla previously acted as Executive President & Chief Executive Officer of Industrial Minera Mexico S.A. de C.V., the Underground Mining Division of Grupo Mexico.  He also acted as Chief Financial Officer of Grupo Mexico, during which time he successfully raised more than $10 billion for the company through a variety of securities, including bonds, structured bonds and project finance.

Mr. Muñiz Quintanilla holds a Masters degree in Business Administration from Instituto de Empresa in Madrid, Spain and a Masters degree in Financial Law from Georgetown University in Washington D.C. He also holds a Law Degree from Universidad Iberoamericana in Mexico City, Mexico.

Madrid, Spain

Age	48

Director Since	2019

Independent	Yes

Hudbay Shares Held(1)	10,000

Deferred Share Units Held	48,258

Total Value of Hudbay Shares and DSUs(2)	$549,373
2021 Hudbay Board & Committee Membership
Event	Meetings	Attendance
Board	12 of 12	100%
Audit Committee	5 of 6	83%
Environmental, Health, Safety and Sustainability Committee	3 of 5	60%
Other Public Board Directorships	Areas of Expertise/Experience(3):
Gatos Silver, Inc. (2021 to Present) Brookfield Infrastructure Partners LP (2019 to Present)	CEO/ Senior Officer Finance and M&A Mining/ Resource Industry International Business Government Relations and Permitting Risk Management	Safety Social, Communities and Culture Environment and Climate Marketing

24 | 2022 HUDBAY MINERALS INC.

COLIN OSBORNE

Principal Occupation: President and CEO, Samuel, Son & Co.

Colin Osborne is President and Chief Executive Officer of Samuel, Son & Co., Limited, a position he has held since 2019. In this role, Mr. Osborne is responsible for the development and leadership of the Company's long-term strategy and growth plans. Within Samuel, Mr. Osborne has held a number of other roles, including President & Chief Operating Officer, President - Samuel Service Centers and Automotive and President - Samuel Manufacturing Division. Before joining Samuel in 2015, Mr. Osborne was President and Chief Executive Officer of Vicwest Inc, a publicly traded industrial products company with operations in North America, Europe, South America and installations on six continents. Earlier in his career, Mr. Osborne held senior leadership positions at Stelco Inc. including COO and EVP Strategy. Mr. Osborne has extensive board experience and previously sat on the boards of numerous public and private equity run businesses, including Strongco Inc. and TMS International. Mr. Osborne has also been active in the community, serving as Board Director of both Mohawk College and McMaster Innovation Park.

He holds a Bachelor of Engineering degree from McGill University and has completed the Executive Management Program from the Smith School of Business at Queen's University.

Burlington, Ontario, Canada

Age	57

Director Since	2018

Independent	Yes

Hudbay Shares Held(1)	25,000

Deferred Share Units Held	131,467

Total Value of Hudbay Shares and DSUs(2)	$1,475,484
2021 Hudbay Board & Committee Membership
Event	Meetings	Attendance
Board	10 of 12	83%
Technical Committee (Chair)	6 of 6	100%
Audit Committee	6 of 6	100%
Other Public Board Directorships	Areas of Expertise/Experience(3):
N/A	CEO/ Senior Officer Finance and M&A Mining/ Resource Industry Operations International Business Safety Risk Management	Government Relations and Permitting Environment and Climate Corporate Governance Human Resources/ Executive Compensation Marketing

2022 MANAGEMENT INFORMATION CIRCULAR | 25

DAVID S. SMITH

Principal Occupation:  Corporate Director

David S. Smith is a Corporate Director who has had a career on both the finance and the supply sides of business within the mining sector, with extensive international exposure.

Mr. Smith has more than 35 years of financial and executive leadership experience.  Mr. Smith served as the Chief Financial Officer and Executive Vice President of Finning International Inc., a major equipment supplier to the mining industry with significant operations in Canada and South America, from 2009 to 2014.  Prior to joining Finning, Mr. Smith served as Chief Financial Officer and Vice President of Ballard Power Systems, Inc. from 2002 to 2009.  Previously, he spent 16 years with Placer Dome Inc. (now Barrick) in various senior positions and 4 years with PriceWaterhouseCoopers.

Mr. Smith is currently a director of IAMGOLD Corp and Northwest Copper Corp and is the Chair of the Board of Governors of Collingwood School.  Mr. Smith has previously served on other public mining company boards of directors, specifically, Pretium Resources Inc. (acquired by Newcrest Mining), Nevsun Resources Ltd. (acquired by Zijin Mining Group Limited), Dominion Diamonds Corp. (acquired by the Washington Companies) and Paramount Gold Nevada.

Mr. Smith holds a Bachelor's of Science degree in Business Administration, Accounting from California State University, Sacramento and has completed the Institute of Corporate Directors, Directors Education Program (ICD.D).

West Vancouver, British Columbia, Canada

Age	63

Director Since	2019

Independent	Yes

Hudbay Shares Held(1)	14,000

Deferred Share Units Held	48,258

Total Value of Hudbay Shares and DSUs(2)	$587,093
2021 Hudbay Board & Committee Membership
Event	Meetings	Attendance
Board	12 of 12	100%
Corporate Governance and Nominating Committee (Chair)	4 of 4	100%
Compensation and Human Resources Committee	8 of 8	100%
Other Public Board Directorships	Areas of Expertise/Experience(3):

NorthWest Copper Corp. (March 2022 to Present)

IAMGOLD Corporation (February 2022 to Present)

Pretium Resources Inc. (2017 to 2022)

Nevsun Resources Ltd. (2017 to 2018)

Paramount Gold Nevada Corp. (2015 to 2018)

Dominion Diamond Corporation (2016 to 2017)

CEO/ Senior Officer Finance and M&A Mining/ Resource Industry International Business Corporate Governance Human Resources/ Executive Compensation Risk Management	Operations Government Relations and Permitting Safety Social, Communities and Culture Environment and Climate Marketing

________________________________
1. The Hudbay Shares indicated for each Hudbay Nominee are those beneficially owned, directly or indirectly, or over which control or direction is exercised, by the nominee as at March 15, 2022. The information about Hudbay Shares over which control or direction is exercised, not being within the knowledge of Hudbay, has been furnished by the respective Hudbay Nominee. Unless otherwise indicated, beneficial ownership is direct and the Hudbay Nominee has sole voting and investment power.

2. Based on the $9.43 closing price of Hudbay Shares on the Toronto Stock Exchange on March 15, 2022.

3. A shaded bullet indicates a high level of experience or expertise in the subject area and an unshaded bullet indicates some or limited experience in the subject area.

26 | 2022 HUDBAY MINERALS INC.

Corporate Cease Trade Orders or Bankruptcies

Other than as disclosed below, to the best of our knowledge, no nominee is, or has been within ten years before the date of this Circular, a director, chief executive officer or chief financial officer of any company that was:

• subject to an order that was issued while the nominee was acting in the capacity as director, chief executive officer or chief financial officer;

• subject to an order that was issued after the nominee ceased to be a director, chief executive officer or chief financial officer and which resulted from an event that occurred while that person was acting in the capacity as director, chief executive officer or chief financial officer;

• is, or has been within the ten years before the date of this Circular, a director or executive officer of any company that, while the nominee was acting in that capacity, or within a year of the nominee ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets; or

• has, within the ten years before the date of this Circular, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold the assets of the nominee.

Stephen A. Lang was a director of Hycroft Mining Corporation ("Hycroft"), (formerly Allied Nevada Gold Corp.) which, on March 10, 2015, together with certain of its direct and indirect subsidiaries, filed voluntary petitions of relief under Chapter 11 of the U.S. Bankruptcy Code in the United States Bankruptcy Court for the District of Delaware (the "Delaware Bankruptcy Court").  On October 8, 2015, Hycroft's Plan of Reorganization was approved by the Delaware Bankruptcy Court, and effective October 22, 2015, Hycroft completed its financial restructuring process and emerged from Chapter 11 bankruptcy.

Carin S. Knickel was a director of Whiting Petroleum Corporation ("Whiting"), which together with certain subsidiaries, commenced voluntary Chapter 11 cases under the United States Bankruptcy Code on March 31, 2020.  On September 1, 2020, Whiting announced that it had successfully completed its financial restructuring and emerged from Chapter 11 protection.  Whiting officially concluded its reorganization after completing all required actions and satisfying the remaining conditions to its Plan of Reorganization.

Penalties or Sanctions

To the best of our knowledge, no nominee has been subject to (i) any penalties or sanctions imposed by a court relating to securities legislation or by a securities regulatory authority or has entered into a settlement agreement with a securities regulatory authority, or (ii) any other penalties or sanctions imposed by a court or regulatory body that would likely be considered important to a reasonable investor in deciding whether to vote for the nominee.

3. APPOINTMENT OF AUDITOR

Unless authority to do so is withheld, the persons named in the accompanying form of proxy intend to vote FOR the appointment of Deloitte LLP ("Deloitte"), as our auditor until the close of our next annual meeting of shareholders and the authorization of the Board, upon the recommendation of the Audit Committee, to fix the remuneration of the auditor.

Deloitte was first appointed as our auditor on May 6, 2005. For the year ended December 31, 2021, Deloitte was paid $2,405,438 for audit services, $202,539 for audit-related services and $80,000 for other services.  Deloitte was not paid any fees for tax-related services in 2021. All non-audit services provided by Deloitte are subject to pre-approval by our Audit Committee.  Additional information regarding the compensation of Deloitte is contained in our Annual Information Form for the year ended December 31, 2021 under the heading "Audit Committee Disclosure".  Our Annual Information Form may be found on our website at www.hudbay.com, on SEDAR at www.sedar.com and EDGAR at www.sec.gov/edgar.shtml.

2022 MANAGEMENT INFORMATION CIRCULAR | 27

The Board recommends that shareholders vote FOR the appointment of Deloitte as Hudbay's auditor and the authorization of the Board, upon the recommendation of the Audit Committee, to fix the auditor's remuneration.

4. SAY ON PAY ADVISORY VOTE

Hudbay's compensation model is designed to: (i) provide competitive compensation to attract and retain talented high-achievers and appropriately incent them to achieve our strategic and operational objectives; and (ii) align the interests of our executives with the long-term interests of our shareholders.  Detailed disclosure of Hudbay's executive compensation program can be found under the heading "Statement of Executive Compensation" found later in this Circular.

The Board has adopted a non-binding advisory vote relating to executive compensation to solicit feedback from shareholders on our approach to executive compensation.  As a formal opportunity to provide their views on the disclosed objectives of Hudbay's compensation model, shareholders are asked to review and vote in a non-binding, advisory manner, on the following resolution:

"BE IT RESOLVED, on an advisory basis and not to diminish the role and responsibilities of the Board, that the shareholders accept the approach to executive compensation disclosed in the Circular."

As an advisory vote, the resolution will not be binding on the Board. However, the Compensation and Human Resources Committee and the Board will take the results of the vote into account, as appropriate, when considering future compensation policies, procedures and decisions, all of which are to be consistent with Hudbay's compensation philosophy (see the "Statement of Executive Compensation" for details).

Hudbay will disclose the results of the Say-on-Pay advisory vote as part of its report on voting results for the meeting.

The Board recommends that shareholders vote FOR the advisory resolution approving Hudbay's approach to executive compensation.

STATEMENT OF CORPORATE GOVERNANCE PRACTICES

Our Board believes that sound corporate governance practices are essential to the effective management of Hudbay and the protection of its employees, shareholders and other stakeholders.  Our Board oversees the management of our business and affairs with a view to ensuring that shareholder value is enhanced without compromising our commitment to environmental, social and governance ("ESG") principles, and the highest standards of ethical conduct are adhered to.

Our Board has adopted corporate governance policies and procedures to assist it in fulfilling this oversight role.  The Board fulfills its mandate directly and through its Committees.  The directors are kept informed of our operations at regular and special Board and Committee meetings as well as through reports and discussions with management.  We believe Hudbay is best served by a Board that functions independently of management and is informed and engaged.

We regularly monitor our corporate governance policies and procedures with a view to ensuring that they continue to guide the Board and management to act in the best interests of Hudbay and our stakeholders.

28 | 2022 HUDBAY MINERALS INC.

Our Corporate Governance Guidelines (including the Board Charter), which were updated in 2022, are set out in Schedule "A" to this Circular and can be viewed at our website at www.hudbay.com.  The following is a description of Hudbay's corporate governance practices as approved by the Board.

Highlights of Hudbay's Corporate Governance Practices
√	Board Independence:	The Chair and all of Hudbay's directors, other than Mr. Kukielski, are independent; the Committees of the Board are composed entirely of independent directors; and independent directors meet without management present at all regular Board and Committee meetings.
√	Gender and Diversity:	Hudbay has a written policy for the identification and nomination of director candidates who are diverse in all respects, including gender, and the policy sets a target for the Company to have at least 30% female directors on the Board.
√	Majority Voting and Advance Notice:	Hudbay has adopted a majority voting policy and advance notice by-law governing the election of directors and the advance notice requirements for such elections.
√	Board Composition and Skills:	The Board has developed a nuanced skills matrix that is used by the CGN Committee to evaluate the current composition and strengths of the Board as well as the skills and experience that should be sought in new director nominees.
√	Board Renewal:	The Board is focused on renewal, as evidenced by the nomination of George E. Lafond at this year's Meeting, the addition of five new directors in the past three years and the fact that only three directors have served longer than five years.
√	Director Education:	The Board regularly receives presentations on educational topics and strategy and visits our operations and key development projects (although site visits were limited in 2020 and 2021 due to COVID-19). In addition, Board members receive a membership with the Institute of Corporate Directors and are encouraged to make use of the educational and training programs available.
√	No Overboarding:	The Chair of the Board must approve any other directorships held by our directors and only one of our directors currently sits on the board of more than two other reporting issuers.
√	Prohibition on Multiple Interlocking Directorships:	Directors are prohibited from having more than one interlocking directorship without the approval of the CGN Committee.
√	Ethical Business Conduct:	Hudbay is committed to conducting business honestly, ethically and fairly and has adopted a Code of Business Conduct and Ethics, a Global Supplier Due Diligence Policy and Supplier and Customer Codes of Conduct and regularly carries out certification and training programs with regard to its key compliance policies.
√	Disclosure Policy:	Hudbay has a Disclosure Policy that requires the company to provide timely disclosure of material information in a manner that is broadly accessible on a non-exclusionary basis. Hudbay's Disclosure Committee reviews and supervises the preparation of all public disclosure and is responsible for ensuring that information is disclosed in accordance with the Disclosure Policy.
√	Risk Management:	Hudbay has a formal risk management program whereby the Board and its Committees have each been assigned responsibility for the oversight of certain of the principal risks facing the company and receive quarterly reporting from management on the monitoring and management of those risks. In addition, Hudbay has an internal audit function that is responsible for establishing a flexible, risk-based annual audit plan and reports to the Audit Committee.
√	Shareholder Engagement:	The Board is committed to a dialogue with our shareholders and other stakeholders about our commitment to corporate governance, ESG practices, executive compensation program and other matters of interest and has adopted a Shareholder Engagement Policy with this in mind.
√	Succession Planning:	Hudbay has a formal process for succession planning for its executive officers, with the Board overseeing CEO succession and the Compensation and Human Resources Committee overseeing management's succession plans for other executives and critical skill areas for the Company.
√	ESG Oversight and Governance:	Governance of sustainability starts at the Board level. Hudbay's EHSS Committee has been delegated oversight authority over the Company's climate change, human rights, community relations, environmental, health and safety policies, programs and systems and other Committees have been delegated oversight over other ESG matters such as tailings, water management, diversity and inclusion and corporate governance.

2022 MANAGEMENT INFORMATION CIRCULAR | 29

√	Board and Committee Evaluations:	A formal evaluation of the performance and effectiveness of the Board and its Committees is carried out annually under the supervision of the CGN Committee.
√	Related Party Transactions	The Board's CGN Committee is responsible for reviewing all related party transactions, regardless of whether such transactions are reportable under applicable securities regulations.

BOARD OF DIRECTORS: THE ROLE OF THE BOARD

The Board mandate has been formalized in a written Board Charter that sets out specific responsibilities, which include:

• satisfying itself as to the integrity of the Chief Executive Officer and other senior officers and that the Chief Executive Officer and other senior officers create a culture of integrity throughout the Company;

• reviewing and approving the strategic plan and business objectives that are submitted by senior management and monitoring the implementation by senior management of the strategic plan;

• reviewing the principal strategic, operational, reporting, ESG and compliance risks for Hudbay and overseeing, with the assistance of the Audit Committee, the implementation and monitoring of appropriate risk management systems and monitoring of risks;

• ensuring, with the assistance of the CGN Committee, the effective functioning of the Board and its Committees in compliance with applicable corporate governance requirements, and that such compliance is reviewed periodically by the CGN Committee;

• ensuring internal controls and management information systems are in place and are evaluated and reviewed periodically on the initiative of the Audit Committee;

• assessing the performance of senior management, including monitoring the establishment of appropriate systems for succession planning (including the development of policies and principles for Chief Executive Officer selection and performance reviews) and periodically monitoring the compensation levels of the members of senior management based on the determinations and recommendations made by the Compensation and Human Resources Committee;

• ensuring we have in place a policy for effective communication with shareholders, other stakeholders and the public generally; and

• reviewing and, where appropriate, approving the recommendations made by the various Committees, including the selection of nominees for election to the Board, appointment of directors to fill vacancies on the Board, appointment of members of the various Committees and establishing the form and amount of director compensation.

Independence

For a director to be considered independent under the policies of the Canadian Securities Administrators, he or she must have no direct or indirect material relationship with us, being a relationship that could, in the view of the Board, reasonably be expected to interfere with the exercise of his or her independent judgment, and must not be in any relationship deemed to be not independent pursuant to such policies.  To assist in determining the independence of directors for purposes that include compliance with applicable legal and regulatory requirements and policies, the Board has adopted certain categorical standards, which are part of our Corporate Governance Guidelines.

With the assistance of the CGN Committee, the Board has considered the relationship to Hudbay of each of the nominees for election by the shareholders and has determined that ten of the eleven directors nominated for election at the Meeting are independent.  The following table sets out the relationship of the nominees for election as directors to Hudbay.

30 | 2022 HUDBAY MINERALS INC.

Name	Independent	Not Independent	Reason for Non-Independent Status
Carol T. Banducci	√
Igor A. Gonzales	√
Richard Howes	√
Sarah B. Kavanagh	√
Carin S. Knickel	√
Peter Kukielski		√	President and Chief Executive Officer of Hudbay
George E. Lafond	√
Stephen A. Lang	√
Daniel Muñiz Quintanilla	√
Colin Osborne	√
David S. Smith	√

Restrictions on Board Membership at Other Entities

Our Corporate Governance Guidelines prohibit our directors from having more than one interlocking directorship (being one in which two or more of our directors sit together on the board of another reporting issuer), without the approval of our CGN Committee.  Only two of our directors have an interlocking directorship and sit together on the board of another reporting issuer.

Our Corporate Governance Guidelines do not restrict the number of public company boards on which our directors may sit.  However, our Code of Business Conduct and Ethics requires that the Chair approve any other directorships held by our directors.  In addition, directors are expected to devote the required time and effort to discharge their obligations as members of the Board. Currently, only one of our directors sits on the boards of more than two other reporting issuers.

For more information about the nominees for election at the Meeting, including a listing of the reporting issuers on whose boards our nominee directors sit, see above under the heading "Election of Directors - Nominees for Election as Directors".

Independent Chair

In addition to having a majority of independent directors, the Board has adopted a variety of procedures to allow for the independent functioning of the Board from management.  Those procedures include having a Chair who is an independent director with a formal mandate to assist the Board in fulfilling its duties effectively, efficiently and independent of management.  The responsibilities of the Chair include acting as a liaison between the Board and the Chief Executive Officer, working with the Chief Executive Officer to ensure that the Board is appropriately involved in approving and supervising Hudbay's strategy and recommending procedures to enhance the work of the Board.  The Board has also adopted a position description for the Chair of each of the Board Committees.  The full position descriptions of the Board Chair and the Chair of each Committee, including a complete list of their responsibilities, which have been approved by the Board, are available on our website at www.hudbay.com.

CEO Position Description

The Board has approved a position description for the Chief Executive Officer (available on our website at www.hudbay.com), which delegates to the CEO the responsibility for providing strategic leadership and vision by working with the Board and the senior management team to establish, implement and oversee our long-range goals, strategies, plans and policies, subject to the direction and oversight of the Board.  The Chief Executive Officer reports formally to the Board, as well as less formally through discussions with members of the Board, to advise the Board on a timely basis of management's current and proposed courses of action.  The Board exercises its responsibility for oversight through the approval of all material decisions and initiatives affecting Hudbay.

2022 MANAGEMENT INFORMATION CIRCULAR | 31

Board Composition and Skills

The CGN Committee, which is composed entirely of independent directors, assists the Board in identifying skills and areas of expertise that are desirable to add to the Board, assists the Board by identifying individuals qualified to become members of the Board, and recommends to the Board nominees for election to the Board in annual meetings, and directors to be appointed to each Committee and as the Chair of each Committee.

In assessing individual director nominees, the CGN Committee considers, in addition to the skills and expertise highlighted in the Board skills matrix, the following criteria: (i) judgment and character; (ii) diversity of the Board, including diversity of gender, viewpoints, backgrounds, experiences and other demographics (and the target for at least 30% women directors as described in our Diversity Policy below); and (iii) the extent to which the interplay of a nominee's expertise, skills, knowledge and experience with that of other members of the Board will build a Board that is effective, collegial and responsive to our needs.

It was in this context that the CGN Committee decided to recommend George E. Lafond as a new director nominee.  Mr. Lafond is a member of the Saskatchewan Muskeg Lake Cree Nation and has extensive experience as a senior advisor to companies and governments with First Nations engagement and community development initiatives.  The Board believes Mr. Lafond will strengthen the Board's ESG expertise, increase the diversity of perspectives on the Board and contribute to the Board's overall effectiveness.  With three female directors at our company, Mr. Lafond's addition to the Board as our 11th director will result in the number of female directors being slightly less than the 30% target contained in our Diversity Policy.  The Board intends to address this the next time changes are made to the Board.

The following Board skills matrix sets out the skills and expertise that the Board considers important to fulfill its oversight role in respect of Hudbay, the specific skills and expertise of each director nominee and the current strengths of the Board as a whole.  Each director is required to complete a self-assessment of his or her skills and such data is compiled into the matrix.  The Board skills matrix is maintained to identify and evaluate the competencies and skills of its members based on the individual experience and background of each director and to identify areas for strengthening the Board, if any, and address them through the recruitment of new members.

32 | 2022 HUDBAY MINERALS INC.

	Carol Banducci	Igor Gonzales	Richard Howes	Sarah Kavanagh	Carin Knickel	Peter Kukielski	George Lafond	Stephen Lang	Daniel Muñiz Quintanilla	Colin Osborne	David Smith
CEO/Senior Officer	⬤	⬤	⬤	⬤	⬤	⬤	⬤	⬤	⬤	⬤	⬤
Finance and M&A	⬤	O	O	⬤	⬤	⬤	O	O	⬤	⬤	⬤
Mining/Resource Industry	⬤	⬤	⬤	O	⬤	⬤		⬤	⬤	⬤	⬤
Operations	O	⬤	⬤		⬤	⬤		⬤		⬤	O
International Business	⬤	⬤	⬤	⬤	⬤	⬤	O	⬤	⬤	⬤	⬤
Government Relations and Permitting	⬤	⬤	⬤			⬤	⬤	⬤	⬤	O	O
ESG - Safety	O	⬤	⬤	O	⬤	⬤	O	⬤	O	⬤	O
ESG - Social, Communities and Culture	O	⬤	O	O	O	O	⬤	O	O		O
ESG - Environment and Climate	O	O	O	O	O	O	O	O	O	O	O
ESG - Corporate Governance	⬤		O	⬤	⬤	⬤	⬤	⬤		O	⬤
Human Resources/ Executive Compensation	O	O	⬤	O	⬤	O	⬤	⬤		O	⬤
Risk Management	⬤	⬤	⬤	⬤	⬤	⬤	O	O	⬤	⬤	⬤
Marketing	⬤	⬤	O		O	⬤	O	O	O	O	O

1. ⬤ Indicates a high degree of experience or expertise in the subject area.

2. O Indicates some or limited experience in the subject area.

Board and Committee Evaluations

Annually, under the supervision of the CGN Committee, the directors conduct a formal evaluation of the performance and effectiveness of the Board and its Committees.  As part of this process, each director and members of senior management are interviewed by a member of the CGN Committee to assess the performance of the Board, its Committees and the individual directors, the independence of the Board, its relationship with senior management, the performance of the Chair, the Board's role in shaping company culture and any other issues of concern.  The results of these interviews were reviewed by the CGN Committee at its meeting on January 19, 2022, then reported to the Board by the Chair of the CGN Committee.  A formal written report is circulated to the directors and members of senior management, and the Chair of the CGN Committee, the Board Chair and the President and CEO work to ensure the recommendations contained in the report are implemented.

Members of each Committee are also provided questionnaires that deal with the performance of the Committee and its Chair and ask the Committee members to raise any matters of concern.  The results of these questionnaires are discussed during in camera sessions of the Committees.

Age and Term Limits; Focus on Board Renewal

We do not have age or term limits for service on the Board.  Instead, the Board focuses on renewal, as evidenced by the nomination of George E. Lafond at this year's Meeting, the addition of five new directors in the past three years and the fact that only three directors have served longer than five years.  As part of this focus on board renewal, the Board is vigilant in monitoring the performance of each director and will ask directors who are no longer able to contribute effectively to step down from the Board.

2022 MANAGEMENT INFORMATION CIRCULAR | 33

Related Party Transactions

Our Corporate Governance Guidelines were recently updated to delegate responsibility to the CGN Committee to review transactions between the Company and any related party, regardless of whether the transactions are reportable pursuant to securities regulations. After considering advice from the CGN Committee, the Board shall review, and, if appropriate, approve or ratify, such related party transactions.  For purposes of the guidelines, a "related party transaction" is any transaction in which the Company was or is to be a participant and in which any related party has a direct or indirect material interest, other than transactions that (i) are available to all employees generally, (ii) involve compensation of executive officers or directors duly authorized by the appropriate Board committee, or (iii) involve reimbursement of expenses in accordance with the Company's established policies.

Board and Committee Meetings and Attendance

The Board meets a minimum of four times per year and as otherwise required.  Most Committees meet quarterly, or more frequently as deemed necessary by the applicable committee.  The frequency of meetings and nature of each meeting agenda depend on the business and affairs that Hudbay faces from time to time.  The table below provides details regarding director attendance at Board and committee meetings held during the year ended December 31, 2021.

Directors	Board of Directors	Audit Committee	Compensation & Human Resources Committee	Corporate Governance & Nominating Committee	EHSS Committee	Technical Committee	Totals
	Meetings attended	Meetings attended	Meetings attended	Meetings attended	Meetings attended	Meetings attended	Meetings attended	Overall % Attendance
Carol T. Banducci	12 of 12	6 of 6			5 of 5		23	100%
Igor A. Gonzales	11 of 12				5 of 5	6 of 6	22	96%
Richard Howes	12 of 12		8 of 8			6 of 6	26	100%
Sarah B. Kavanagh	12 of 12			4 of 4	5 of 5		21	100%
Carin S. Knickel	12 of 12		8 of 8	4 of 4			24	100%
Peter Kukielski	12 of 12						12	100%
Stephen A. Lang	12 of 12		8 of 8	4 of 4		6 of 6	30	100%
Daniel Muñiz Quintanilla	12 of 12	5 of 6			3 of 5		20	87%
Colin Osborne	10 of 12	6 of 6				6 of 6	22	92%
David S. Smith	12 of 12		8 of 8	4 of 4			24	100%

In Camera Sessions without Management

The independent members of the Board meet without management in in camera sessions at all regular Board meetings. During the year ended December 31, 2021, the Board held in camera sessions of the independent directors at ten Board meetings.  In addition, all of the committees hold in camera sessions without the presence of management at each regular meeting.

Director Orientation and Continuing Education

Senior management, working with the Board, provides appropriate orientation and education for new directors to familiarize them with Hudbay and its business.  New directors are provided with a comprehensive series of documents which includes, among other things, information about the duties and obligations of directors (including copies of the Code of Business Conduct and Ethics, Governance Guidelines and Board Charter, Committee charters and Hudbay policies), descriptions of our organizational structure, operational reports, strategic plans, compensation plans, investor presentations and copies of our most recent core public disclosure documents.  New directors are expected to meet with members of senior management and attend site visits at our key properties within a short period after joining the Board.  New directors are also invited to sit in on meetings of Committees of which they are not a member to get a sense of how these Committees operate.

34 | 2022 HUDBAY MINERALS INC.

Our directors are encouraged to attend third party educational programs and our Board members receive a membership with the Institute of Corporate Directors, where they have access to educational materials and are invited to training seminars throughout the year.  In addition, we frequently include a director education topic on the agenda at Board meetings and dinners.  This typically involves presentations to the Board by members of management and third party advisors in respect of our business and operations, corporate development, strategy, legal and regulatory matters, ESG topics and industry trends and practices.

The following were among the educational and strategic presentations made to our Board in 2021:

Date	Topic	Attendees
February 18, 2021	Metal Marketing - Hudbay's Director, Marketing provided the Board with a presentation on the marketing and sales of the company's mineral products and the current metals market.	Full Board
May 11, 2021	Peru Election Insights - two third party consultants, with expertise in the political, economic and social environment in Peru, provided the Board with their perspectives on the upcoming presidential election in Peru and potential impacts on the mining sector.	Full Board
August 9, 2021	Strategy Session - senior management provided the Board with an in depth review of the company's strategic plans and priorities in the context of the global mining market.	Full Board
November 3, 2021	Anti-Corruption and Bribery - external counsel provided the Board with an update on recent developments related to anti-corruption and bribery matters.	Full Board

The following were among the training and education the Board Committees received in 2021:

Date	Topic	Attendees
September 22, 2021	Deep Dive Review of Projects - management provided Board attendees with a detailed review of its potential development plans for Copper World and possible synergies with Rosemont, and provided an in depth review of certain optimization projects at the Manitoba and Peru operations.	Technical Committee members and all other Board members
May 10, 2021	Educational presentation on NI 43-101 - the Legal group provided Board attendees with educational materials on NI 43-101, including its application to the disclosure of developments at the company's mineral projects	Technical Committee members and all other Board members
May 10, 2021	Educational presentation on Toward Sustainable Mining ("TSM") from the Mining Association of Canada ("MAC") - representatives from MAC provided Board attendees with an overview of the guiding principles and protocols of the TSM system and its alignment with other ESG standards.	EHSS Committee members, plus Messrs. Lang and Smith and Ms. Knickel

2022 MANAGEMENT INFORMATION CIRCULAR | 35

August 6, 2021	Educational presentation from Deloitte on ESG Reporting - representatives from Deloitte provided Board attendees with a presentation on recent developments related to ESG reporting, including regulatory developments and potential impacts on financial statements.	Audit Committee members and Messrs. Howes and Smith
October 28, 2021	Educational presentation on Indigenous awareness - the Manitoba business unit's Indigenous Liaison Officer provided Board attendees with an educational session on indigenous cultural practices and indigenous engagement at the Manitoba business unit.	EHSS Committee members plus Messrs. Kukielski, Lang and Smith and Ms. Knickel
November 3, 2021	Educational presentation from Hugessen on Taxation of Stock Options - representatives from Hugessen provided Board attendees with an overview of recent changes to the Canadian taxation of stock options and its impact on Hudbay's executive compensation program.	Compensation Committee members and Mr. Kukielski

See "Committees of the Board", below, for information on the members of each Committee.

STRATEGIC PLANNING

The Board recognizes that one of its primary responsibilities is to provide direction and oversight to management in pursuit of the Company's strategy.  Senior management, led by the CEO, is responsible for presenting strategy plans to the Board for approval, and pursuing strategic opportunities and business objectives.  The Board recognizes that consideration of the Company's strategy and strategic opportunities must be an ongoing conversation with management and company strategy is discussed with management at every regular Board meeting.  In addition, the Board held a meeting in August 2021 that focused solely on strategy.

RISK MANAGEMENT

A key element of the Board's responsibilities is to review the principal strategic, operational, ESG, reporting and compliance risks for the Company and oversee, with the assistance of the Audit Committee, the implementation and monitoring of appropriate risk management systems and the monitoring of risks, including ESG-related risks.

The Board provides overall governance of the risk management function by:

• approving the Company's risk management policy;

• setting the risk appetite associated with Hudbay's strategy and corporate objectives;

• ensuring, with the assistance of the Audit Committee, that senior management has instituted and is operating a system that identifies, assesses, mitigates and communicates the principal risks the Company faces; and

• monitoring, with the assistance of the Board's committees, the management of the Company's principal risks.

The Audit Committee oversees the design and ongoing review of the Company's risk management system. In this capacity, the Audit Committee is responsible for reviewing and overseeing our risk management policy and approving a formalized, disciplined and integrated enterprise risk management process that is developed by senior management and, as appropriate, the Board and its Committees, to monitor, manage and report principal risks.

Each of the Board's committees are responsible for monitoring the critical risks assigned to each of them by the Board, periodically reviewing with management how those risks are being managed (including the actions that have been taken by management to mitigate the risks) and communicating findings to the full Board.  By way of example, cyber security risk is overseen by the Audit Committee, as it has responsibility for reviewing and monitoring the information technology risks facing the Company. The allocation of risk oversight responsibility among the Board and its committees is summarized below:

36 | 2022 HUDBAY MINERALS INC.

Hudbay's Tier 1 Risks and Committee Oversight
Tier 1 Risk Category	Board/Committee Oversight
Macroeconomics (Metal Prices, Foreign Exchange and Interest Rates)	Audit Committee
Community and Political Relations	EHSS Committee
Cyber Security	Audit Committee
Taxation and Tax Planning (Mining, Royalties, Income)	Audit Committee
Operating Performance (Safety)	EHSS Committee
Operating Performance (Volume, Equipment Availability, Cost, Security)	Technical Committee
Rosemont Project	Technical Committee
Tailings Management (Risk of Dam Breach & Discharges)	Technical Committee
Tailings Management Systems & Governance (Processes for Dam Breach & Discharges and Compliance)	EHSS Committee
Strategic and Business Planning	Board
Reputation Management	Board
Reserves and Resources, Life of Mine and Capital Allocation Planning	Technical Committee
Access to Capital	Audit Committee
Succession Planning Recruitment and Retention	Compensation and Human Resources Committee
Concentrate Shipping (Transport & Logistics)	Technical Committee
Concentrate Shipping (Environment & Safety)	EHSS Committee

Among its responsibilities, Hudbay management is responsible for:

• Conducting business in accordance with the risk appetite set by the Board,

• Integrating risk management into strategic business planning, budget and resource allocation, operating performance, and human resources, financial and compliance processes, and

• Actively monitoring and managing principal business risks.

In addition, our Vice President, Risk Management is responsible for establishing a flexible, risk-based annual internal audit plan to determine the priorities of the internal audit function, consistent with Hudbay's strategic plan and aligned with the enterprise risk management program, including but not limited to risk registers and risk appetite and tolerance levels. The Audit Committee approves the annual internal audit plan.

2022 MANAGEMENT INFORMATION CIRCULAR | 37

DIVERSITY AND INCLUSION

Our Corporate Governance Guidelines (a copy of which can be found at Schedule "A") include a written policy for the identification and nomination of director candidates who are diverse in many respects, including gender.  The Board has also approved a standalone written Diversity Policy to supplement our Corporate Governance Guidelines.

Our Diversity Policy seeks to ensure a diverse representation of women and other designated groups (Aboriginal peoples, persons with disabilities and visible minorities) among the members of our Board and senior management.  To ensure sustained progress in this regard, the Diversity Policy was updated in early 2021 to include a target for the Company to have at least 30% women directors on the Board.  This policy confirms the Board's commitment to diversity and inclusion as part of our core values and to setting a "tone at the top" that leads to greater diversity on the Board, in senior management and across the organization.

One aspect of this policy is enhancing the representation of other designated groups, including Indigenous peoples, on the Board.  With this in mind, the Board has nominated George E. Lafond for election as a director at the Meeting.  Mr. Lafond is a member of the Muskeg Lake Cree Nation in Saskatchewan and will, in addition to strengthening the Board's ESG expertise, increase the diversity of the Board and contribute to the Board's overall effectiveness.  At the same time, the Board recognizes that the addition of Mr. Lafond as a director will temporarily reduce the percentage of women directors to below the 30% target set forth in the Diversity Policy.  The Board remains committed to a target for the Company to have at least 30% women directors on the Board as part of its overall commitment to diversity and inclusion and intends to address this the next time changes are made to the Board.

The CGN Committee is responsible for ensuring the objectives of our Diversity Policy are applied in identifying and evaluating candidates for the Board and the CEO is tasked with ensuring this with respect to senior management positions.  Pursuant to our Diversity Policy, in assessing individual director nominees, the CGN Committee considers, among other things, relevant skills and expertise, judgment and character, diversity (including diversity of gender, viewpoints, backgrounds, experiences and other demographics, such as the representation of Aboriginal peoples, persons with disabilities and visible minorities), and the extent to which the interplay of an individual's expertise, skills, knowledge and experience with that of other members of the Board will build a board that is effective, diverse, collegial and responsive to the needs of the Company.

Although we do not have specific targets regarding directors and executive officers for each of the designated groups, we have a target of at least 30% women directors and believe that our Diversity Policy and Corporate Governance Guidelines, together with our other diversity and inclusion initiatives described below, encourage our CGN Committee and management to consider the current number of women and members of other designated groups when selecting director candidates and members of senior management.

Diversity and Inclusion Initiatives

In 2020, Hudbay management formed a Diversity and Inclusion Committee (the "D&I Committee").  The D&I Committee was formed shortly after Hudbay's President and Chief Executive Officer, Peter Kukielski, joined other senior executives in Canada in signing a pledge (known as the BlackNorth Pledge) to end systemic racism and create opportunities for all of those in the underrepresented BIPOC (Black, Indigenous and People of Colour) community.  The D&I Committee consists of a group of employees at the corporate office that expressed a desire to foster and advance Hudbay's commitment to diversity, equity and inclusion throughout the organization.  Over the course of 2021, the D&I Committee developed a Diversity and Inclusion Policy ("D&I Policy"), arranged for targeted charitable corporate donations and worked collaboratively with the HR group and business units on various diversity, equity and inclusion initiatives.  These initiatives have included online Indigenous awareness training, employee engagement surveys and guest speakers.  In 2022, we intend to deliver to all of our employees and directors mandatory online diversity and inclusion training focused on diversity and inclusion in the workplace, micro-aggressions and unconscious biases, and communicate the CEO's commitment to diversity, equity and inclusion through the adoption of the D&I Policy.

38 | 2022 HUDBAY MINERALS INC.

In 2021, our Peru Business Unit launched a formal, robust diversity, equity and inclusion ("DE&I") program called "Nuestras Voces" (Our Voices), an acronym that represents each focus area:

• Values - Our values in action foster a DE&I work environment

• Openness - We promote being a role model in inclusive leadership

• Inclusion - All communities and interest groups are valued

• Confident - Develop a psychologically safe environment

• Education - Promote, develop and generate opportunities through education

• Sustainable - Empower schools in the Chumbivilcas province through access to quality learning

The program aims to support the overall people strategy goal of creating a more diverse, equitable and inclusive organization and increasing the percentage of women in the workforce to 30%.  One initiative launched under this program - Hatun Warmi (which translates from Quechua to "Great Women") - is aimed exclusively at providing women from the local communities near the Constancia mine with the training necessary to obtain an operator's license for mining equipment.  During the program, participants received a monthly stipend, and upon completion, all participants will have the opportunity to work at Hudbay and will have the necessary skills should they choose to work at other mining companies.

To promote gender diversity in the Manitoba Business Unit, the Hudbay Women's Network ("HBWN"), was founded in 2018 by two female employees in our Manitoba Business Unit.  The HBWN's founding principle is gender inclusion, and its goal is to support, connect and empower Hudbay employees by providing a vehicle for professional growth and a strong voice.  The HBWN is supported by our female directors, who have met with the HBWN to share their experiences and provide mentoring.

Measuring our Success

Hudbay intends to measure the effectiveness of its Diversity Policy and our other diversity and inclusion initiatives by looking at the increase in female representation and representation of other designated groups on the Board and in senior management positions over time and assessing the input received from employees through our engagement surveys.

The Board presently has three female directors, Carol T. Banducci, Sarah B. Kavanagh and Carin S. Knickel, and, if all our nominees are elected at the Meeting, will have three additional directors that identify as part of other designated groups.

The Board and senior management recognize the need for increased diversity among senior management, including greater representation of female and BIPOC individuals.  Consideration of executive appointments occurs in the context of our succession planning framework, which identifies potential successors for our current executives.  While we are committed to ensuring diverse candidates are considered for executive roles, this will best be achieved by bringing in diverse and talented people to all levels of our organization and ensuring that they are given every opportunity to flourish and advance within the organization.  This is evidenced by the recent promotion of Candace Brûlé, who has been with Hudbay in progressively senior roles for several years and was recently promoted to Vice President, Investor Relations.

2022 MANAGEMENT INFORMATION CIRCULAR | 39

The number and percentage of our eleven nominee directors who are women or identify as a member of a designated group is as follows:

Designated Groups	Number of Directors	Percentage of Directors
Women	3	27%
Indigenous peoples	1	9%
Visible minorities	2	18%
Total Designated group members	6	55%

The number and percentage of our fourteen executive officers who are women or identify as a member of another designated group is as follows:

Designated Groups	Number of Executive Officers	Percentage of Executive Officers
Women	2	14%
Visible minorities	1	7%
Total Designated group members	3	21%

SUCCESSION PLANNING FOR EXECUTIVE OFFICERS

Hudbay has a formal process for succession planning for its executive officers.  The Chief Executive Officer is responsible for overseeing the succession planning process for all executive roles and critical skills roles below the CEO level.  As part of this process, an employee's manager-once-removed (the manager of the employee's manager) is accountable for planning, assessing and monitoring the identification and development of successors to management and other key roles.  Results are compiled by the Human Resources group and discussed among senior management, following which a formal succession plan is prepared and reported to the Compensation and Human Resources Committee and Board.

The robust nature of our succession planning process was demonstrated in November 2021 when Cashel Meagher announced his resignation as our COO.  The Board immediately, and in accordance with its succession plan, appointed André Lauzon as our new COO.

CEO succession planning is discussed during in camera meetings of the Compensation and Human Resources Committee and the full Board.  At these meetings, the Compensation and Human Resources Committee and Board consider candidates with long-term potential to serve as Hudbay's CEO and they also identify candidates who could step into the role immediately in the event the CEO departs unexpectedly or becomes temporarily incapacitated.

ESG GOVERNANCE

Hudbay believes that continuously improving how we manage the social, environmental and economic risks, impacts and opportunities associated with our activities is critical for our long-term success.  Our focus on sustainability helps us meet stakeholder expectations, benefit from positive developments and manage challenging circumstances.

Social, environmental and economic sustainability are embedded into Hudbay's overall management approach, and governance of these matters starts at the Board level.  The EHSS Committee has been delegated oversight authority over the Company's human rights, community relations, environmental, health and safety and climate change policies, programs and systems and other committees have been delegated oversight of other ESG matters such as tailings, water management, diversity and inclusion and corporate governance.  Senior management has responsibility for the Company's overall sustainability governance processes while Business Unit and operations leaders are responsible for achieving and maintaining sustainable operations.  Each operation has specialist personnel who are dedicated to the day-to-day management of health, safety, environmental, community relations and other social and human rights matters.

40 | 2022 HUDBAY MINERALS INC.

Climate Change Governance

In 2021, we undertook to define a pathway for each Hudbay operation to achieve a 2030 GHG emissions targets that is consistent with the objective of limiting global warming to well below 2°C (above pre-industrial levels).  Drawing on our many years of data on our GHG footprint, we began work on a 10-year GHG Reduction Roadmap to identify our best options for approaching and achieving sustainable GHG reductions.  The roadmap will focus on key sources and drivers of emissions, including Scope 3 emissions, and identify the nature of the changes - operational or technical - that will be required to make the step changes necessary to contribute to global reduction targets.  With this information, the corporate office and each business unit will determine specific action plans to shape future operational choices and capital investments to support sustainable reductions that are intended to ensure we achieve our targets for 2030 and 2050. The Board's EHSS Committee provides oversight of our GHG Reduction Roadmap and regularly receives reports from management on our progress.

Tailings Governance

As a member of the Mining Association of Canada, Hudbay participates in its Towards Sustainable Mining ("TSM") program, a leading sustainability standard in the mining industry.  The TSM program is based on guiding principles and supported by a set of tools and performance indicators to ensure key mining risks are effectively managed.  Participation in TSM supports accountability, transparency and credibility by evaluating and publicly reporting our performance across the following protocols and frameworks:

  Indigenous and Community Engagement
  Energy and Greenhouse Gas (GHG) Emissions Management
  Tailings Management
  Biodiversity Conservation Management
  Safety and Health
  Crisis Management and Communications Planning
  Water Stewardship
  Preventing Child and Forced Labour
  Mine Closure Framework

The TSM protocols and frameworks are incorporated into our overall management systems and company standards.  Although we are only required to implement the program at our Canadian operations, we commit to implementing the program at all of our operations.  The goal is for each facility to achieve a minimum of Level A - which is considered good performance and demonstrates that commitments and accountabilities are in place and consistent with the protocol - in all performance areas.

Our Tailings Governance Charter specifies the governance that supports the safe management of tailings facilities.  Each site or business unit employs a tailings management system that supports the day-to-day activities - such as planning, monitoring, risk identification and reporting - associated with the safe management of tailings design, construction and operation.

One important requirement in the TSM protocol is that a company's governance defines and documents accountability and responsibility for tailings management.  Our Accountable Executive Officer ("AEO"), who is our Chief Operating Officer, has the authority and responsibility to engage with Hudbay's Board on any issues related to tailings management.  Each business unit Vice President has similar accountabilities to the AEO for facilities within their business unit.  A Tailings Governance Team ("TGT"), composed of individuals from the business units and relevant corporate functions, serves in a monitoring and advisory role to assist the AEO in the design and implementation of appropriate processes to carry out the required third-party reviews and provide information to the AEO.

2022 MANAGEMENT INFORMATION CIRCULAR | 41

Key third-party roles include the following:

• Independent peer review board ("IPRB") - a panel of qualified and experienced individuals, who have not been directly involved with the design or operation of the facility, evaluates the technical aspects of TSFs at least annually (and typically twice per year - one being a site visit and the other a teleconference) throughout the mine lifecycle.  The IPRB's findings are reported by management to the Board's Technical Committee and the Technical Committee Chair may elect to meet with management and the IPRB as needed.

• Engineer of record ("EOR") - a qualified individual who carries out the design and verifies that the facilities are designed, constructed and performing in accordance with performance objectives and all applicable guidelines, standards and regulatory requirements.

• Dam safety review provider - an external expert conducts dam safety reviews ("DSRs"), independent of the IPRB and EOR, every five years, as per the recommendation of the Canadian Dam Association's Dam Safety Guidelines.

Annual tailings management reviews at our operating sites assess compliance with our Tailings Governance Charter and the TSM protocol.  The review findings are reported to our Board.

Sustainability Reporting

Hudbay has long believed that transparently disclosing our sustainability performance is good business and essential to earning and maintaining stakeholder trust.  We have published an Annual Sustainability Report since 2004.  Our 2021 Annual Sustainability Report will be published in the second quarter of 2022 and our 2020 report is available on our website at www.hudbay.com.

For several years, Hudbay has published its ESG disclosures in accordance with the GRI (Global Reporting Initiative) guidelines and standards.  We have also participated in CDP's annual questionnaires on our greenhouse gas emissions, water management practices and forest-related risks and opportunities.

For many years, the GRI and CDP have been considered two of the most credible and widely adopted sustainability/ESG reporting frameworks.  However, two other frameworks have recently emerged that reflect how reporting is evolving to include issues of interest to investors and other stakeholders.  The Sustainability Accounting Standards Board ("SASB") created a standardized methodology for reporting sustainability information that is material to investors and for allowing stakeholders to compare peer performance within an industry.  The Task Force on Climate-related Financial Disclosures ("TCFD") framework seeks to provide stakeholders in the financial markets (e.g., investors, lenders, insurers and regulators) climate-related information useful to decision making.

As investor interest in ESG matters increases, SASB and TCFD are emerging as equally credible standards and frameworks to GRI.  As a result, our 2021 Annual Sustainability Report disclosures will continue to be mapped to the GRI, the SASB Metals & Mining industry standard and the TCFD.  In addition, we continue to monitor the implementation of proposed National Instrument 51-107 by the Canadian securities regulators and will meet climate-related disclosure obligations in our regulatory filings once the rule is finalized.

Because the multiple frameworks may have an unintended result of creating complexity and becoming onerous, there are several efforts underway to converge the various sustainability reporting standards into a single reporting framework.  We are monitoring these developments, as well as the proposal from securities regulators to disclose climate-related information in our continuous disclosure filings, as we continuously improve our reporting disclosures and transparency on our performance.

ETHICAL BUSINESS CONDUCT

As part of its commitment to maintaining the highest ethical standards, the Board has adopted a Code of Business Conduct and Ethics, which was updated in March 2022 following a comprehensive review of the Company's anti-bribery and compliance policies.  The Code applies to all of our directors, officers and employees, our subsidiaries and affiliates and other persons in similar relationships with those entities. The Code addresses such matters as compliance with laws, conflicts of interest, confidential information, protection and proper use of Hudbay assets, fair dealing, rules and regulations and the reporting of illegal and unethical behaviour, including laws prohibiting improper payments to government officials.

42 | 2022 HUDBAY MINERALS INC.

In addition, we have adopted a Certification Policy, in accordance with which new employees must read the Code when hired or appointed and acknowledge that they will abide by the Code.  The Certification Policy also requires that all directors, officers and active employees across the organization annually certify their understanding of the Code and acknowledge that they will abide by the Code.  We regularly conduct training sessions across the organization relating to applicable laws prohibiting bribery, to ensure that employees, especially those who may interact with government and other third parties, understand such laws and know how to comply with them.  In early 2022, we completed an online certification campaign in which all active employees were provided copies of the Code and our key compliance policies (including anti-corruption policies) and asked to e-sign the policies to certify their understanding of the policies and their compliance therewith.  In addition, targeted compliance training was carried out by our Peruvian business unit's compliance function in 2021, which training included virtual training of members of the community relations, government relations and institutional relations teams, as well as specific training in relation to the recruitment and onboarding of former government employees.

The Board has also adopted a Statement on Anti-Corruption, which was updated in March 2022, to further demonstrate our commitment to conducting business honestly, ethically and in compliance with the laws of the jurisdictions in which we operate and have assets.  In addition, our Global Supplier Due Diligence Policy, our Supplier Code of Conduct and Ethics and recently adopted Customer Code of Conduct and Ethics are intended to ensure that we and our subsidiaries transact with suppliers and customers who share our expectations for ethical conduct and compliance with laws.

We encourage personnel who become aware of a conflict or potential conflict or departure from the Code to bring it to the attention of a supervisor or department head.  The Board has adopted a Whistleblower Policy for employees and others to report concerns regarding, among other things, violations of the Code or anti-bribery legislation or concerns regarding financial statement disclosure issues, accounting, internal accounting controls or auditing matters.  These concerns may be reported to the Chair of the Audit Committee, who will promptly conduct or assign an individual, who may be a member of senior management or another person, to conduct a thorough investigation of the complaint.  In addition, under the Whistleblower Policy, Hudbay has a third-party hotline and website that allows individuals to report any concerns about inappropriate business conduct confidentially and anonymously.  These concerns can be reported online, by mail or by phone.

The Board, through the Audit Committee, monitors compliance with the Code.  Hudbay's Vice President and General Counsel provides day-to-day management over Hudbay's global compliance with the Code and other core policies, including management of our Whistleblower Policy and program, and reporting quarterly on such matters to the Audit Committee.

Any waivers of the Code for directors or members of senior management may only be granted by the Board.  The Board did not grant any waiver of the Code in 2021.  In the unlikely event of such a waiver, it will be disclosed to shareholders as required by applicable law.

A copy of the Code may be accessed on our website at www.hudbay.com or on Hudbay's profile on SEDAR at www.sedar.com and EDGAR at www.sec.gov/edgar.  Copies of the Whistleblower Policy, Supplier Code of Conduct and Ethics and the Statement on Anti-Corruption may be accessed on our website at www.hudbay.com.

OVERSIGHT OF COVID-19 RISKS

In 2021, the Board worked with senior management to ensure risks relating to COVID-19 were being properly monitored and the mitigation plans that were put in place continued to be effective.  In addition to the normal risk management process, the Board held bi-weekly update calls with management during the early stages of the pandemic in 2020, which gradually transitioned to periodic updates once mitigation plans were in place.

2022 MANAGEMENT INFORMATION CIRCULAR | 43

Management's crisis management team, a multi-disciplinary group of head office employees, was initially activated and tasked with coordinating regular calls with the business units to receive updates and share knowledge on COVID-19 issues.  Accountability for these matters gradually transitioned to the HR group, which engaged an epidemiologist and public health expert to advise on the corporate office reopening plan and provided oversight and support to the business units as they developed their own plans based on local circumstances and public health guidelines.  Over the course of 2021, the focus of these efforts expanded to include mental health and wellness initiatives and employee engagement.

SHAREHOLDER ENGAGEMENT

We communicate with our shareholders in a wide variety of ways, including through our website, news releases and other public disclosure documents, investor presentations, industry conferences and meetings with our shareholders. We also hold conference calls in respect of quarterly earnings releases and major corporate developments and such calls are open to be heard by the public. Details of the notice of time, place, general substance and method of accessing any such call and instructions as to where the public will be able to access archived audio webcasts of the call are broadly disseminated.

The Board of Directors is committed to engaging in constructive communications with our shareholders and the Board maintains a Shareholder Engagement Policy, which is available on our website at www.hudbay.com.  In addition to our annual general meeting, during which shareholders have the opportunity to interact with our directors, the policy expresses our directors' interest in meeting with key shareholders to discuss specific matters of mutual interest and concern.  As part of these efforts, in 2021, our Board Chair reached out to our 20 largest shareholders and offered to meet with such shareholders without management present to discuss governance topics of interest.  This resulted in meetings between our Board Chair and certain members of our CGN, and Compensation and Human Resources and EHSS Committees with shareholders representing, in aggregate, approximately 15% of the Corporation's outstanding shares.

Shareholders may also initiate communication directly with the Board by contacting our Chair by mail or email at:

Hudbay Minerals Inc.
Attention: Chair of the Board
25 York Street, Suite 800
Toronto, Ontario, Canada M5J 2V5
Email: Chair@hudbay.com

Our Chair and other members of our Board and management team continue to be in frequent contact with many of our shareholders and remain committed to constructive engagement with all shareholders.

DISCLOSURE POLICY

In addition to our timely and continuous disclosure obligations under applicable law, we also have a formal policy for dealing with analysts, shareholders and the media.  Our Disclosure Policy is intended to ensure that we provide timely disclosure of material information in a manner that is broadly accessible on a non-exclusionary basis by all market participants.

Hudbay's management has established a Disclosure Committee that is responsible for ensuring that information is disclosed in accordance with the Disclosure Policy and otherwise in accordance with applicable securities laws.  The members of the Disclosure Committee generally include the President and Chief Executive Officer, the Senior Vice President and Chief Financial Officer, the Senior Vice President and Chief Operating Officer, the Senior Vice President, Corporate Development and Strategy, the Vice President and General Counsel, the Vice President, Investor Relations and such other members of senior management deemed appropriate from time to time by the Disclosure Committee.

44 | 2022 HUDBAY MINERALS INC.

The Disclosure Committee reviews and supervises the preparation of all news releases and public filings prior to their release and assists Hudbay management with their evaluation of the effectiveness of our disclosure controls.  In addition, the Board gives final approval of material disclosure items and all news releases and public filings disclosing Hudbay's financial performance are reviewed by the Audit Committee, which ultimately recommends such disclosure for approval by the Board.

COMMITTEES OF THE BOARD

The Board has established five standing Committees to assist it in discharging its mandate.  The roles of the five standing Committees are outlined below and their charters may be viewed on our website at www.hudbay.com.

Independence of Committees

The members of the Board's Committees are appointed by the Board upon the recommendation of the CGN Committee.  All of our directors who are currently members of Committees of the Board are independent directors within the meaning of applicable securities laws and the categorical standards set out in our Corporate Governance Guidelines.

Audit Committee

Members: Carol Banducci (Chair), Daniel Muñiz Quintanilla and Colin Osborne.

The duties of the Audit Committee include making recommendations to the Board with respect to our quarterly and annual financial results, including management's discussion and analysis thereof, and reporting to the Board any issues of which the Audit Committee is aware respecting the quality or integrity of our financial statements, any significant financial reporting issues and judgments made in connection with the preparation of our financial statements and the adequacy of our internal controls.  The Audit Committee also oversees the performance of our independent auditor and the scope of its audit, as well as our internal audit function and our enterprise risk management, information technology, cyber security and insurance programs.  The Audit Committee receives regular reports from management on internal audit, risk management, information technology, cyber security, tax strategy, insurance, litigation, compliance with our Code of Business Conduct and Ethics (the "Code"), pension plans and other matters.  In addition, the Audit Committee is responsible for overseeing investigations into any complaints received by our third-party whistleblower service and for ensuring that appropriate resources are allocated to such investigations.

The Audit Committee meets at least quarterly and meets separately with senior management, the independent auditor and internal audit group as appropriate.  All regular meetings of the Audit Committee include a session at which only members of the Audit Committee are present, a session at which the head of internal audit is present with the Audit Committee without other members of management and a session at which only representatives of the independent auditor are present with the Audit Committee.

None of the members of the Audit Committee may serve on the audit committee of more than three reporting issuers in addition to Hudbay without the prior approval of the Audit Committee, the CGN Committee and the Board.  No member of the Audit Committee serves on the audit committee of more than one other reporting issuers.

Information about the remuneration of the independent auditor for the last two years is contained in Hudbay's Annual Information Form ("AIF") for the year ended December 31, 2021 under the heading "Audit Committee Disclosure" and a copy of the Audit Committee's charter is attached as Schedule "C" to the AIF.  Our AIF may be found on SEDAR at www.sedar.com and EDGAR at www.sec.gov/edgar.

2022 MANAGEMENT INFORMATION CIRCULAR | 45

Compensation and Human Resources Committee

Members: Carin S. Knickel (Chair), Richard Howes, Stephen A. Lang and David S. Smith.

The Compensation and Human Resources Committee assists the Board in discharging its responsibilities relating to recruitment, development and retention of senior management, performance evaluations and compensation of senior management, senior management and critical skills succession planning, compensation structure for the Board and senior management, including salaries, annual and long-term incentive plans and share ownership guidelines.

In 2021, the Committee's activities included making recommendations to the Board respecting André Lauzon's compensation as COO, receiving updates from management on the negotiation and finalization of new collective bargaining agreements with our unionized employees in Manitoba and Peru and reviewing the Corporation's human resources and organizational effectiveness strategy.

For a detailed discussion of the role of the Compensation and Human Resources Committee and its activities in 2021, including its review of Hudbay's 2021 performance against the corporate scorecard and the resulting executive compensation decisions, see "Statement of Executive Compensation".

Corporate Governance and Nominating Committee

Members: David S. Smith (Chair), Sarah Kavanagh, Carin Knickel and Stephen A. Lang.

The CGN Committee makes recommendations to the Board as to the size of the Board, standards for director independence, nominees for election as directors, the composition of Committees and development of appropriate corporate governance policies and guidelines. In addition, it is responsible for administering the Code and the Confidentiality and Insider Trading Policy, conducting annual interviews of the Board and senior management and reporting on their conclusions to the Board as part of the Board evaluation process, managing the Board's shareholder engagement activities, reviewing the relationship between the Board and senior management and undertaking such other initiatives that may be necessary or desirable to enable the Board to provide effective corporate governance. The CGN Committee views its most important role as assessing the Board's ability to make effective decisions and ensuring the effective governance of Hudbay.

The CGN Committee's activities over the past year included recommending the nomination of George E. Lafond as a new director, recommending the adoption of certain new governance policies, including updates to our Corporate Governance Guidelines, Disclosure Policy, codes of conduct and Diversity Policy and coordinating meetings with shareholders representing, in aggregate, approximately 15% of the Corporation's outstanding shares, as part of the Board's ongoing shareholder engagement efforts, and reviewing the Corporation's foreign private issuer status.

Environmental, Health, Safety and Sustainability Committee

Members: Sarah Kavanagh (Chair), Carol Banducci, Igor Gonzales and Daniel Muñiz Quintanilla.

The purpose of the Environmental, Health, Safety and Sustainability Committee (the "EHSS Committee") is to assist the Board in discharging its responsibilities relating to its oversight of our policies, programs and systems relating to environment, health and safety, human rights, community relations and sustainability (including climate change), and monitoring legal and regulatory issues to ensure our compliance with applicable legislation, rules and regulations and management best practices. Other Committees have been delegated oversight over certain other ESG matters such as tailings, water management, diversity and inclusion and corporate governance.

The EHSS Committee receives quarterly reports from management, which include reports on health and safety incidents that occurred during the quarter across all of our operations, as well as measures taken to reduce the likelihood of such incidents occurring in the future, any non-compliances with applicable environmental regulations, and any internal and external environmental, health and safety audits conducted during the quarter. In addition, it is responsible for ensuring management promotes a culture of environmental and community responsibility and ensuring that, with respect to matters under our control, we operate in a climate that fosters the improvement of socio-economic conditions in the communities in which we operate.  The EHSS Committee also oversees environmental and health and safety risks as part of our enterprise risk management, receives regular reports on our management systems at our operations and reviews and recommends our Annual Sustainability Report for approval.

46 | 2022 HUDBAY MINERALS INC.

In 2021, the EHSS Committee's activities included receiving a detailed report on the tragic fatality that took place at the Lalor mine and management's efforts to improve safety culture, receiving an educational presentation on TSM from the Mining Association of Canada, receiving a presentation from the Manitoba business unit's indigenous liaison officer to increase the Committee's awareness of indigenous issues, reviewing the updated Flin Flon closure plan and receiving reports from management on the development of a greenhouse gas reduction strategy.

Technical Committee

Members: Colin Osborne (Chair), Igor Gonzales, Richard Howes and Stephen A. Lang.

The Technical Committee assists the Board in its oversight of technical and operational matters, including receiving regular updates from management on key technical and operational issues and initiatives, overseeing reserve/resource calculations, reviewing operational budgets, receiving reports on production and cost performance, assessing our systems and processes for reviewing technical risks and technical controls in place at our operations, and discussing with management the technical merits of proposed acquisition targets and significant operational initiatives proposed to be undertaken.

In 2021, the Technical Committee's activities included monitoring the refurbishment and ramp-up of the New Britannia mill, receiving regular reports on the status of exploration activities at the Copper World project, reviewing the preliminary economic assessment of the Mason project, receiving an educational presentation on National Instrument 43-101, reviewing the results of management's due diligence on certain corporate development opportunities and reviewing the technical merits of those opportunities, and a special session during which management provided a detailed review of its potential development plans for Copper World and possible synergies with Rosemont.

THE NEW YORK STOCK EXCHANGE CORPORATE GOVERNANCE LISTING STANDARDS

We, as a "foreign private issuer" in the United States, may rely on home jurisdiction listing standards for compliance with the New York Stock Exchange ("NYSE") Corporate Governance Listing Standards but must comply with the following NYSE rules: (i) the requirement (Section 303A.06) that the Audit Committee meet the standards of Rule 10A 3; (ii) the requirement (Section 303A.11) that we disclose in our annual report or on our website any significant differences between our corporate governance practices and the NYSE listing standards; (iii) the requirement (Section 303A.12(b)) that our CEO notify the NYSE in writing after any executive officer becomes aware of any non-compliance with the applicable provisions of NYSE Corporate Governance Listing Standards; and (iv) the requirement (section 303A.12(c)) that we submit an executed annual written affirmation affirming our compliance with audit committee requirements of Rule 10A 3 or, as may be required from time to time, an interim written affirmation to the NYSE in the event of certain changes to the Audit Committee membership or a member's independence.

As required by the NYSE, a statement of the significant differences between our current corporate governance practices and those currently required for U.S. companies listed on the NYSE is available on our website at www.hudbay.com.

2022 MANAGEMENT INFORMATION CIRCULAR | 47

STATEMENT OF EXECUTIVE COMPENSATION

MESSAGE FROM THE CHAIR OF THE COMPENSATION AND HUMAN RESOURCES COMMITTEE

Fellow Shareholders,

The Compensation and Human Resources Committee is pleased to provide you with an overview of Hudbay's performance in 2021 and a summary of our approach to determining the compensation of our executives.

Strong Performance in a Challenging Year

By early 2021, we had settled into a new normal where the individual health risks from COVID-19 were reduced thanks to extensive safety protocols. The rollout of vaccines to our workforce helped with this, but we were not entirely prepared for the disruption caused to our workforce and supply chain by the Omicron variant late in the year.

Notwithstanding these challenges, our operations performed well throughout the year and generated strong cash flow as we benefited from higher metals prices. In Peru, we met our production guidance for copper and exceeded our production guidance for gold. In Manitoba, zinc production was impacted by the challenging conditions at our 777 mine as it approaches closure, and gold production was below guidance as we decided to resequence some gold ore production from Lalor so that we could benefit from higher recoveries by processing it at our New Britannia mill in the future. Like the rest of our peers, we experienced cost inflation and incurred additional costs due to COVID-19 that were largely beyond our control.

Our strong operating performance in 2021 was further supported by the completion of two significant capital projects that will allow for substantial near-term copper and gold production growth. We made investments of approximately $250 million to bring our higher-grade Pampacancha deposit into production in Peru and complete the refurbishment of the New Britannia mill as part of our Snow Lake gold strategy. We will realize immediate returns from these investments as our consolidated copper and gold production are expected to increase by 34% and 59%, respectively, from 2021 to 2024. We have also made progress toward securing our long-term future with the discovery of Copper World, a series of near-surface copper deposits located on our private land near our Rosemont project in Arizona and the completion of a positive preliminary economic assessment for our Mason project in Nevada. We published an initial resource estimate on Copper World in late 2021 and are preparing financial studies that we expect will demonstrate strong economics for the project.

The end of the year also saw changes in our senior leadership and given the Committee and Board's regular engagement in succession planning, the leadership succession was able to be thoughtfully implemented with great confidence of the capability of the new leaders in each of those roles.

2021 Compensation Decisions and Outcomes

Our short-term incentive ("STIP") awards are based on a combination of corporate and individual performance. The corporate score is determined based on performance against a corporate scorecard, which was established in early 2021. The scorecard includes a range of performance categories, including production and operating cost performance, strategic and growth objectives, and ESG metrics such as community relations and safety. The overall score in our scorecard was 113/100. Our strongest performance was in categories reflecting operating cash flow, community relations, reserves and resources, and exploration. This was balanced against the production and operating cost categories, where our solid performance was tempered by results that fell outside of the guidance ranges for zinc, gold and silver production in Manitoba, and our operating costs in Peru. Unfortunately, in 2021 we suffered our first fatality in many years, which resulted in a zero score being attributed for Manitoba safety performance.

48 | 2022 HUDBAY MINERALS INC.

It is worth pointing out that the Committee did not apply discretion to adjust the scores in any category in the scorecard to reflect operational impacts caused by the COVID-19 pandemic. This is a testament to the efforts of our operating teams as they were forced to deal with significant personnel and supply chain issues as a result of the pandemic.

In 2022 our corporate scorecard will have a similar mix of operational, strategic and ESG objectives. Of note is our new ESG objective of adopting greenhouse gas reduction targets that will see emissions reduced by 50% by 2030 with a commitment of net zero emissions by 2050.

CEO Performance Objectives

In past years, we evaluated our CEO's performance for STIP purposes entirely based on the results of the corporate scorecard, given that he has overall accountability for all aspects of our business. In 2021, we worked with our CEO, Peter Kukielski, to develop personal objectives that supplemented the corporate objectives in the scorecard and would help him continue to develop in his role. Peter's individual objectives focused on enhancing our investor relations, reviewing strategy, advancing ESG initiatives and enhancing our company culture. While these objectives represent ongoing undertakings, the Committee determined that Peter performed well against them in 2021 and he received a score of 115/100.

Building a Strong Culture

We recognize that a strong company culture is as important as strategy and leadership in driving the success of our organization, and the Committee and the Board are committed to working with Peter and his team to define and enhance Hudbay's culture. Having a common set of positive attitudes, beliefs and behaviours throughout the organization will ensure we have the conditions in which our employees are engaged, work effectively together and willingly give their best in a manner consistent with our values of dignity and respect, caring, openness and trustworthiness. In furtherance of this overarching objective, management completed its first company-wide employee engagement survey and action plans for improvement in key areas are being developed and implemented. In addition, the Committee is overseeing management's people-related initiatives, including diversity and inclusion, recruitment and retention, succession planning, and leadership development.

Shareholder Engagement

Last year, our advisory vote on executive compensation received approval from over 95% of our shareholders. We appreciate the support and believe that having an executive compensation program that rewards performance and is linked to the shareholder experience is critical, and we welcome the opportunity to discuss it with our shareholders. I was pleased to join other Hudbay directors in meetings with some of our top shareholders in 2021 as part of the Board's shareholder engagement program. The Committee welcomes further dialogue. You can feel free to reach out to us directly any time and we will be available at our annual shareholders' meeting to answer any of your questions.

Sincerely,

Carin S. Knickel

Chair of the Compensation and Human Resources Committee

2022 MANAGEMENT INFORMATION CIRCULAR | 49

Executive Summary

Below we provide an overview of our approach to executive compensation and summaries of 2021 pay decisions and changes to our executive and director compensation programs for 2022. Please refer to the Compensation Discussion and Analysis, starting at page 52 for further details.

COMPENSATION PHILOSOPHY

Our executive compensation philosophy is to:

  provide competitive compensation to attract and retain a talented and high-achieving executive team;
  appropriately incent our executives to achieve our strategic and operational objectives; and
  align the interests of our executives with the long-term interests of our shareholders.

Accordingly, our compensation program is structured with the following elements in mind:

  a significant portion of total compensation is variable and "at risk" and linked to corporate and individual achievements tied to our strategic plan;
  our compensation program, along with our equity ownership guidelines and employee share purchase plan, fosters share ownership among our executive team; and
  we generally target our executives' compensation at the market median.

COMMITMENT TO TRANSPARENCY, GOOD GOVERNANCE AND RISK MITIGATION

The Compensation and Human Resources Committee and the Board are committed to good governance, transparent disclosure and a productive dialogue with our shareholders about our executive compensation program. The Committee considers the risks associated with our compensation policies and practices and is comfortable that they are not likely to have a material adverse effect on Hudbay.

The following list highlights key policies and practices that have been adopted by Hudbay, which we believe are in the best interest of shareholders and align with corporate governance best practices:

What We Do

✓ Say on Pay: We hold an annual advisory "Say on Pay" vote on executive compensation

✓ Shareholder Engagement: The Board has adopted a Shareholder Engagement Policy and is committed to maintaining an active dialogue with our shareholders about executive compensation

✓ Performance Objective Setting: The Board’s oversight of the performance objective setting process reduces the possibility of excessive risk taking and ensures performance objectives are aligned with corporate strategy

✓ Corporate Scorecard: The Board adopts an annual corporate scorecard, including a scoring system with specific financial, operating, ESG and growth targets for assessing Hudbay's performance

✓ Balanced Scorecard: A balanced number of annual performance objectives limits the impact any particular activity could have on the overall corporate performance score

✓ Equity Incentives Emphasize Longer-Term Performance: PSU and RSU awards vest after three years and options remain exercisable for seven years; this motivates longer-term performance

50 | 2022 HUDBAY MINERALS INC.

✓ Independent Compensation Consultant: The Committee engages an independent compensation consultant who helps the Committee ensure our compensation levels and practices are reasonable and prudent while remaining competitive

✓ Anti-Hedging Policy: Our Confidentiality and Insider Trading Policy prohibits our executives from hedging against declines in their equity-based compensation and trading during our blackout periods

✓ Double Trigger on Change of Control: A “double trigger” is included in our executive employment agreements so that severance payments are due upon a Change of Control only if employment is also terminated

✓ Equity Ownership Guidelines: Executives are required to comply with our equity ownership guidelines including a requirement for the CEO to own equity equal to at least 3x his base salary

✓ Clawback Policy: The Board has adopted an updated “clawback” policy in order to allow the Board to require the reimbursement of excess incentive-based compensation received by certain executive officers in the event of (i) materially non-compliant financial statements; or (ii) a wrongful act by the executive officer

SUMMARY OF KEY ELEMENTS OF EXECUTIVE COMPENSATION

Our executives' "total direct compensation" consists of base salary, an annual short-term incentive cash bonus (STIP) and long-term equity-based incentives (LTIP).

Compensation Element	Description and Rationale
Fixed Compensation
Base Salary	Cash compensation that serves as competitive, stable income; enables attraction and retention
Variable Compensation
Short-Term Incentive Plan (STIP)
  Annual cash bonus based on corporate and individual performance
  Links compensation to corporate performance (measuring operational, ESG, financial, and growth and strategy metrics) and individual performance, which motivates executives to achieve our objectives

Long-Term Incentive Plan (LTIP)
  Mix of Performance Share Units (PSUs), Restricted Share Units (RSUs) and share options, with an emphasis on our mid- to long-term performance
  Aligns the interests of executives and shareholders
  Encourages longer-term retention

In 2021, 79% of our CEO's and an average of 69% of our non-CEO NEOs' target total direct compensation was variable and at-risk.

2022 MANAGEMENT INFORMATION CIRCULAR | 51

PAY OUTCOMES FOR 2021

Our corporate scorecard, used to determine a corporate performance score that is applied in the calculation of STIP payments, includes performance categories based on operational, ESG, financial and growth/strategic performance. The table below summarizes the results for Hudbay's 2021 corporate scorecard.  More details can be found in "Components of Hudbay's Executive Compensation Program - Short-Term Incentive Plan (STIP)".

	Metric	2021 Score
Operations	Production (aggregate Cu eq. tonnes in concentrate)	6.5 / 10
	Cost Performance ($/tonne of ore produced)	5 / 10
ESG	Safety (Total Recordable Injury Frequency Rate)	5 / 10(1)
	Community Relations	10 / 5
Financial	Operating Cash Flow	20 / 10
	Capital Projects Cost Discipline	2.5 / 5
Growth and Strategy	New Britannia Development	13 / 10
	Pampacancha Development	8 / 10
	Rosemont	6.25 / 5
	Reserves / Resources	8.75 / 5
	Exploration	10 / 5
	Achievement of Strategic Objectives	10 / 10
	Response to Unforeseen Circumstances	7.5 / 5
	Total Score	113 / 100

Note:

1. Safety score reflects that Manitoba received a score of zero for safety due to the fatality that occurred in 2021.

Notwithstanding the challenges of the COVID-19 pandemic and its impact on our operations and workforce, no discretion was applied to adjust the objectively-measured categories in our 2021 corporate scorecard.

Our corporate score for 2021 was 113/100. In 2020, our corporate score was 127/100 and in 2019 it was 81/100.

For 2022, our corporate scorecard will again include a combination of performance categories based on operations, ESG, financial performance and growth/strategy, with an increased emphasis on ESG performance, as the Board has tasked management with adopting greenhouse gas reduction targets to reduce emissions by 50% by 2030 with a net-zero commitment by 2050.

52 | 2022 HUDBAY MINERALS INC.

Long-Term Incentive Plan Design

The Compensation and Human Resources Committee oversees our long-term incentive program (LTIP) with the objective of ensuring the alignment of our LTIP outcomes with the shareholder experience and our mid- to long-term performance and strategic goals.

For the LTIP award made in February 2021, the Board approved a grant comprising:

  PSUs which vest after three years and are performance-conditioned based on a mix of relative total shareholder return, as to 75% of the grant, and return on invested capital as to 25% of the grant;
  RSUs, which vest after three years; and
  Options, which vest ratably over three years and remain exercisable for seven years.

CEO COMPENSATION

2021 Compensation

Peter Kukielski's target compensation as President and CEO was set with reference to the median compensation paid to the CEOs in our compensation benchmarking group. The actual total direct compensation received by Mr. Kukielski in respect of 2021 is shown in the table below:

Name	Base Salary	Target STIP (%)	Target LTIP (%)	Combined Corporate and Individual STIP Score	Actual STIP ($)	LTIP Value ($)	Actual Total Direct Compensation
Peter Kukielski	$912,900	120%	250%	113.4%	1,242,274	2,282,250	$4,437,424

1. The LTIP value is comprised of 50% PSUs, 25% RSUs and 25% Options, as described in "2021 CEO LTIP Award", below.

80% of our CEO's STIP is based on the corporate score, with 20% based on his individual performance objectives focused on enhancing investor relations, reviewing strategy, advancing ESG initiatives and enhancing our company culture. His performance against these objectives was assessed as 115/100 which, when combined with the corporate performance score, resulted in a combined score of 113.4%.

Mr. Kukielski's total equity ownership, consisting of Hudbay shares, RSUs, PSUs and deferred share units ("DSUs"), had an aggregate market value of $9,559,493 as at March 15, 2022.

FOCUS ON OUR PEOPLE

Along with executive compensation, the Compensation and Human Resources Committee is responsible for overseeing the human resources policies, plans and programs that are of strategic significance to the Company, including succession planning, workforce planning, talent management, recruitment and retention, leadership development and diversity and inclusion. The Committee is committed to working with management to ensure systems and programs are in place to enable a shared organizational culture in which the Company's employees are engaged and willingly give their best.

In addition, the Committee receives regular updates from management on labour relations. In 2022, management concluded new collective agreements with unionized employees in Peru and Manitoba. The agreements with the six unions in Manitoba also provide for the workforce transition that will occur when our 777 mine closes in mid-2022 and a substantial number of employees will move from our Flin Flon operations to Snow Lake, where our Lalor mine is located.

2022 MANAGEMENT INFORMATION CIRCULAR | 53

Compensation Discussion and Analysis

COMPENSATION AND HUMAN RESOURCES COMMITTEE

Membership and Relevant Experience

The members of the Compensation and Human Resources Committee (the "Committee") are Carin S. Knickel (Chair), Richard Howes, Stephen A. Lang and David S. Smith. Each member is independent within the meaning of National Instrument 58-101 - Disclosure of Corporate Governance Practices. In addition, each member brings relevant and diverse experience, which provides the Committee with the proper context to assess the suitability of our compensation policies and practices.

  Ms. Knickel, the Chair of the Committee, has served on the compensation committees of Rosetta Resources, Whiting Petroleum and Vermilion Energy.  She has significant resource industry and executive compensation experience, including serving as Corporate Vice President, Global Human Resources of ConocoPhillips from 2003 until her retirement in May 2012. While in this role, Ms. Knickel was the senior management representative assisting and advising ConocoPhillips' Compensation Committee.  She joined ConocoPhillips in 1979 and held various senior operating, planning, and business development positions throughout her career in the U.S. and Europe.
  Mr. Howes retired as President and Chief Executive Officer of Dundee Precious Metals Inc. in May 2020 with over 40 years experience in the mining industry.  He joined Dundee Precious Metals in 2009 and held senior positions until his appointment as President and Chief Executive Officer in April 2013.  He serves as Board Chair and is a member of the Compensation Committee at Torex Gold Resources Inc. and a member of the Compensation Committee at Anaconda Mining Inc.
  Mr. Lang was Chief Executive Officer of Centerra Gold Inc. from 2008 to 2012 and served as Centerra's Board Chair from 2012 to 2019.  He has over 40 years of experience in the mining industry, including engineering, development and production at gold, copper, coal and platinum group metals operations. He has served on the Compensation Committees of Alio Gold Inc., International Tower Hill Mines Ltd. and Centerra Gold Inc.
  Mr. Smith has over 35 years of financial and executive leadership experience including serving as Chief Financial Officer and Executive Vice President of Finning International Inc., a major equipment supplier to the mining industry from 2009 to 2014.  He serves on the Compensation Committee of IAMGOLD and has served on the Compensation Committees of Pretium Resources Ltd. and Dominion Diamond Corporation.

Committee Mandate

The Committee assists the Board in discharging its responsibilities relating to recruitment, development and retention of senior management, officer appointments, performance evaluations of senior management, succession planning, compensation structure for the Board and senior management, including salaries, annual and long-term incentive plans and share ownership guidelines.

The responsibilities of the Committee, as set forth in its Charter, are available on our website at www.hudbay.com.

EXECUTIVE COMPENSATION OVERVIEW

Named Executive Officers

For 2021, our Named Executive Officers, referred to as our NEOs, were:

  Peter Kukielski, President and Chief Executive Officer (CEO);
  Steve Douglas, Senior Vice President and Chief Financial Officer (CFO);
54 | 2022 HUDBAY MINERALS INC.

  Cashel A. Meagher, Senior Vice President and Chief Operating Officer (COO);
  Eugene Lei, Senior Vice President, Corporate Development and Strategy; and
  Patrick Donnelly, Vice President and General Counsel.

Mr. Meagher resigned from Hudbay effective January 4, 2022. In accordance with the Company's succession plan, which is regularly updated and discussed with the Committee and the Board, André Lauzon was appointed as Senior Vice President and Chief Operating Officer effective upon Mr. Meagher's departure. Mr. Lauzon was previously Vice President of Hudbay's Arizona Business Unit. He has over 25 years of mining industry experience and, since joining Hudbay in 2016 has led key growth projects in Manitoba and Arizona.

Compensation Philosophy

Our executive compensation philosophy is to:

  provide competitive compensation to attract and retain a talented and high-achieving executive team;
  appropriately incent our executives to achieve our strategic and operational objectives; and
  align the interests of our executives with the long-term interests of our shareholders.

Accordingly, and as outlined throughout this Compensation Discussion & Analysis, our compensation program is structured with the following elements in mind:

  a significant portion of total compensation is variable and "at risk" and linked to corporate and individual achievements tied to our strategic plan;
  our compensation program, along with our equity ownership guidelines and employee share purchase plan, fosters share ownership among our executive team; and
  we generally target our executive's compensation at the market median.

Compensation Comparator Group

The compensation comparator group shown below is the same as the prior year and was approved by the Committee in 2020, for the purpose of determining where our executives were compensated in relation to their peers to facilitate decisions for 2021 target pay levels. Compensation for our Vice Presidents (including Mr. Donnelly, our VP and General Counsel) was determined using industry surveys and internal considerations.

The criteria used to develop the compensation comparator group are as follows:

Criteria	Rationale
Mid-tier base and precious metals companies	Reflective of the market for executive talent and other personnel who possess the specialized skills and knowledge required to run a sophisticated mining company. Similarly-sized precious metals companies have been included among the comparators because they compete for the same talent as Hudbay.
Similar size and scope (as defined by a range of 1/3x to 3x our revenue or total assets)	Capturing companies of a similar size and asset base.
Publicly listed and headquartered in Canada, the U.S., or Australia	Comparable talent market and compensation programs.

2022 MANAGEMENT INFORMATION CIRCULAR | 55

 Compensation Governance

Committee Activities

Since July 2020, the Committee has undertaken the following activities related to the 2020 and 2021 compensation process:

Executive and Director Compensation Benchmarking Review
  Approved the updated comparator group used to benchmark executive and director compensation
  Oversaw compensation benchmarking for our executives for the purpose of determining 2021 and 2022 target pay levels
  Oversaw benchmarking of our director compensation to enable an assessment of its competitiveness
  Reviewed compensation and governance trends specific to the mining industry

Compensation Recommendations
  Made recommendations to the Board with respect to 2021 and 2022 target compensation levels, including the compensation payable to André Lauzon, our new Senior Vice President and COO
  Made recommendations to the Board in respect of the compensation awarded to our named executive officers in respect of 2021 performance
  Approved the compensation awarded to our Vice Presidents in respect of 2021 performance

Annual Cash Incentive (STIP)
  Reviewed management's recommendations regarding our 2021 performance and results under the corporate scorecard for recommendation to the Board
  Considered the impact of COVID-19 on performance against the 2021 corporate scorecard

56 | 2022 HUDBAY MINERALS INC.

Long-Term Incentives (LTIP)
  Monitored the performance of outstanding PSUs, including current-year and overall performance against the comparator group, along with performance against the return on invested capital ("ROIC") metric (see "Components of Hudbay's Executive Compensation Program - Long-Term Incentive Plan (LTIP)")

Compensation Disclosure	Reviewed and recommended for the Board's approval the Statement of Executive Compensation included in this information circular
Leadership and Organizational Effectiveness
  Oversaw management's succession planning process for the COO transition, senior leaders and other key employees
  Oversaw the ongoing implementation of our Organizational Effectiveness initiatives
  Reviewed management's updated Human Resources and Organizational Effectiveness strategy

Risk Oversight	Reviewed quarterly management updates on risk drivers and mitigation plans related to succession planning, recruitment and retention and collective bargaining
In Camera Sessions	The Committee holds in camera sessions without management or its independent compensation consultant present at every meeting

Roles of Management and Independent Advisor

The Committee works closely with our management team and the Committee's independent advisor in overseeing the activities outlined below.

Management

Members of senior management assist the Committee by compiling information to be used in its determinations, including:

  Recommending a peer group for compensation benchmarking
  Reporting to the Committee on compensation and succession planning and retention related risks
  Providing an overview of compensation practices of industry peers
  Drafting of proposed corporate scorecards, objectives, and associated targets
  Providing input on our achievement relative to corporate and individual objectives
  Providing a summary of historical compensation levels, methods of compensation, and realized / realizable compensation
  Compilation of compensation data for the purposes of disclosure in this information circular
  Preparing and presenting updated management succession plans
  Preparing and presenting updated Human Resources and Organizational Effectiveness strategy

The Committee also relies on the CEO to review the performance of his direct reports and make recommendations to the Committee in this regard.

2022 MANAGEMENT INFORMATION CIRCULAR | 57

Independent Advisor

To assist in carrying out its duties, the Committee has the authority to retain and receive advice from legal and other advisors as it determines necessary, including the use of compensation consultants.

Since 2009, the Committee has retained Hugessen Consulting Inc. to provide it with independent advice on executive and director compensation, incentive plan design, and related governance matters. The nature and scope of services provided by Hugessen to the Committee in 2021 included:

  Advice regarding pay comparator group and NEO compensation levels
  Advice regarding director compensation levels
  Information regarding compensation and related governance trends in the mining industry
  Information regarding the implications of changes to stock option taxation in Canada
  Reviewing and providing advice to the Committee regarding management-prepared materials and recommendations
  Provided market context and advice on the impact of COVID-19 on compensation programs

The Committee reviews and considers the information and advice provided by Hugessen, among other factors, when it makes its recommendations to the Board for approval. The Board, however, makes the ultimate decisions with respect to executive compensation after considering the Committee's recommendations. Hugessen does not provide any services to management directly and work conducted by Hugessen raises no conflicts of interest. Any services provided by Hugessen requires Committee pre-approval and the Chair of the Committee approves all invoices for work performed by Hugessen. The Committee reviews Hugessen's performance at least annually.

The table below outlines the fees paid to Hugessen over the last two years for executive compensation related services. Hugessen did not provide any other services in either year.

2021		2020
Executive Compensation Related Fees	All Other Fees	Executive Compensation Related Fees	All Other Fees
$85,211	Nil	$98,030	Nil

Compensation Risk Management

Commitment to Transparency, Good Governance, and Risk Mitigation

The Committee and the Board are committed to good governance, transparent disclosure and a productive dialogue with our shareholders regarding our executive compensation program. The Committee considers the risks associated with our compensation policies and practices and is comfortable that they are not likely to have a material adverse effect on Hudbay.

Our Audit Committee has been tasked by the Board with overseeing our Enterprise Risk Management program. As part of this program, key risks that could impact us are identified and assessed, and mitigation plans are put in place. Succession planning, recruitment and retention have been identified as key risks and the Compensation and Human Resources Committee receives quarterly updates on the risk drivers and mitigation plans in respect of these risks.

58 | 2022 HUDBAY MINERALS INC.

Clawback Policy

The Board has adopted an incentive-based compensation clawback policy (a "clawback policy") to further align the interests of management and our shareholders, as follows:

Element	Our Policy
Incentive-Based Compensation subject to Clawback	STIP LTIP
Eligible Executive Officers	CEO Senior Vice Presidents Any other executive officer that reports directly to the CEO
Lookback Period
  The three-year period preceding the date on which the Company (a) publicly files restated financial statements correcting materially non-compliant financial statements or (b) discovers the Executive Officer has been involved in a wrongful act

Excess Incentive-Based Compensation
  the amount by which any Incentive-Based Compensation based on erroneous or inaccurate data in materially non-compliant financial statements exceeds the amount of Incentive-Based Compensation that would have been awarded based on the subsequent restatement or correction of such materially non-compliant financial statements; or
  the amount by which any Incentive-Based Compensation that is awarded following a wrongful act of the Executive Officer of which the Board was not aware exceeds the amount of any Incentive-Based Compensation that would have been approved had the Board been aware of an Executive Officer's involvement in a wrongful act

Triggering Events
  The Board may require repayment of any Excess Incentive-Based Compensation awarded to any current or former Eligible Executive Officer during the current period and the Lookback Period in the event of:

• materially non-compliant financial Statements; or

• if the Board determines in its sole discretion that the Executive Officer has been involved in any wrongful act

Equity Ownership Guidelines

To align executive and shareholder interests, the Board has established a policy that requires executives to own a minimum number of Hudbay shares and share units, as follows:

Element	Our Policy
Ownership Requirement	CEO: 3x base salary Senior Vice Presidents: 2x base salary Vice Presidents: 1x base salary
Units Counted and Basis of Valuation	Common shares Share units (vested or unvested PSUs and RSUs) Valued based on cost of acquisition or value at time of grant

2022 MANAGEMENT INFORMATION CIRCULAR | 59

Timeframe to meet Ownership Requirement	Four years from appointment as an officer Four years from any base salary increase to meet additional requirement Executive is not permitted to sell shares until requirement is met

Equity ownership guidelines also apply to our directors, as described under "Director Compensation" below.

Our current NEOs' progress in meeting our share ownership guidelines as at March 15, 2022 is shown in the following table:

Name	Share Ownership Guideline (as multiple of base salary)	Equity Ownership Requirement ($)	Total Equity Ownership(1)		Value of Equity Ownership as a Percentage of Requirement
			Share Units ($)	Hudbay Shares ($)
Peter Kukielski	3x	$2,820,861	6,367,912	19,800	226%
Steve Douglas	2x	$1,260,720	2,385,959	137,734	200%
Eugene Lei	2x	$985,548	1,566,147	967,591	257%
Patrick Donnelly	1x	$454,760	529,003	572,393	242%

1. Includes the grant date value of share units held and the acquisition value of Hudbay Shares held. In the case of Mr. Kukielski, the total under "Share Units" includes deferred share units that he was awarded prior to his appointment as permanent CEO in early 2021 and the total under "Hudbay Shares" excludes those shares directly or indirectly owned by his wife.

2. Mr. Meagher resigned as of January 4, 2022 and is not included in this table.

COMPONENTS OF HUDBAY'S EXECUTIVE COMPENSATION PROGRAM

Summary of Elements of Executive Compensation

The following table provides a summary of the key elements of our executive compensation program, which we believe form an appropriate mix of compensation:

Compensation Element	Description and Rationale
Fixed Compensation
Base Salary	Annual cash compensation that serves as competitive, stable income and enables attraction and retention
Retirement Benefits	Pension plan that rewards executives for long service to Hudbay and enables attraction and retention
Variable Compensation
Short-Term Incentive Plan (STIP)
  Annual cash bonus based on corporate and individual performance
  Links compensation to corporate performance (measuring operational, ESG, financial and growth and strategy metrics) and individual performance, which motivates executives to achieve our annual objectives

Long-Term Incentive Plan (LTIP)
  Mix of Performance Share Units (PSUs), Restricted Share Units (RSUs) and share options, with an emphasis on our mid- to long-term performance
  Aligns the interests of executives and shareholders
  Encourages longer-term retention

60 | 2022 HUDBAY MINERALS INC.

Other
Employee Share Purchase Plan
  Voluntary program whereby participants may contribute a portion of their salary to acquire Hudbay shares, with a matching contribution from Hudbay
  Motivates, attracts and encourages retention of executives and other employees, and aligns their interests with those of our shareholders

Perquisites and Other Benefits
  May include fitness memberships, comprehensive medical examinations, life and accident insurance, parking, and other subsidies and entitlements for executives who have been asked to relocate at Hudbay's request
  Represents an investment in the health and wellbeing of our executives and otherwise supports attraction and retention
  Do not represent a material portion of overall compensation

Base Salary

The Committee believes that our executives' base salaries must be sufficiently competitive to enable recruitment and encourage retention. However, reflecting our emphasis on variable and at-risk compensation, our executives' base salaries remain a relatively low portion of their overall total direct compensation. The Committee generally targets our NEOs' base salaries at the median of the comparator group.

In February 2022, the Board approved a 3.0% increase in base salary for Messrs. Kukielski, Douglas and Donnelly, and 4.0% for Mr. Lei. This range of increases is consistent with the increases provided to the broader employee base depending on their positioning against market comparators.

Executive	2021 Base Salary	2022 Base Salary
Peter Kukielski	$912,900	$940,287
Steve Douglas	$612,000	$630,360
Eugene Lei	$473,821	$492,774
Patrick Donnelly	$441,515	$454,760

1. Mr. Meagher resigned as of January 4, 2022 and is not included in this table.

Short-Term Incentive Plan (STIP)

The STIP is an annual cash bonus based on a combination of corporate and individual performance throughout the year. Target STIP awards are denominated as a percentage of base salary and actual awards can range from 0% of target for performance outcomes that fall significantly below expectations to 200% of target for superior performance.

Corporate performance in a given year is measured using our Corporate Scorecard, as described in more detail below. Our CEO's annual STIP award is based 80% on corporate performance and 20% on individual performance. In previous years, our CEO's STIP was based entirely on the corporate score, given the CEO's responsibility for all aspects of corporate performance. Starting in 2020, the Committee added an individual component worth 20% of the CEO's STIP in order to be more consistent with market practice and to facilitate tracking and assessment of individual KPIs for Mr. Kukielski.

Before 2020, our non-CEO NEOs' STIP was based 60% on corporate performance and 40% on individual performance. This was adjusted to 70% corporate and 30% individual starting with the 2020 STIP grant in order to be consistent with market practice. Individual performance is assessed each year by the Committee, in consultation with the CEO. A summary of our NEOs' individual performance assessments can be found in "Determination of 2021 Individual Performance Scores".

2022 MANAGEMENT INFORMATION CIRCULAR | 61

2021 Corporate Scorecard

At the start of each year, the Board, upon the recommendation of the Committee, adopts the Corporate Scorecard, which sets forth key performance objectives that guide and motivate our executives as they carry out Hudbay's strategy over the course of the year. Performance is monitored throughout the year and, at year-end, the Committee assesses the Company's performance against each scorecard objective and considers all relevant factors, both positive and negative. While the Committee retains discretion to ensure that scorecard results are fair, they use this discretion cautiously and, where practical, use scorecard metrics that are objectively measurable so the use of discretion can be minimized.

Our 2021 corporate scorecard included performance categories based on operational, ESG, financial and growth/strategic performance. By early 2021, the individual health risks from COVID-19 were reduced thanks to extensive safety protocols and the rollout of vaccines to our employees and contractors. However, the pandemic continued to cause significant disruption to our workforce availability and supply chain. The challenges were largely outside of management's control. Nonetheless, the Company's performance remained strong and there was minimal impact to our operations and pursuit of strategic and growth initiatives.  In light of this the Committee did not apply discretion to adjust the scores in any category of the corporate scorecard to reflect impacts of COVID-19.

The company's strongest performance was in categories reflecting operating cash flow, community relations, reserves and resources, and exploration. Our performance against the operating metrics was impacted by results that fell outside of the guidance ranges for zinc, gold and silver production in Manitoba, and our operating costs in Peru. Unfortunately, in 2021 we suffered our first fatality in many years, which resulted in a zero score being attributed for Manitoba safety performance.

The overall score in our corporate scorecard for 2021 was 113/100, which the Committee believes appropriately reflects the Company's strong overall performance in 2021, especially in light of the challenges posed by COVID-19. The 2021 Corporate Scorecard and the key factors that influenced the scores in each performance category are set forth below.

	Metric	Performance Measures / Objectives	2021 Results & Commentary	2021 Score
Operations	Production (aggregate Cu eq. tonnes in concentrate)	0% 50% 100% 200% <175 kt 175 kt 191 kt 206 kt	181 kt	6.5/10
	Cost Performance ($/tonne of ore produced)(1)	0% 50% 100% 200% Peru: >$10.90 $10.90 $9.90 <$8.90 Manitoba: >$155 $155 $150 <$145 Combined: >$66.23 $66.23 $63.77 <61.30	Peru $11.39 Manitoba: $154 Costs weighted between Peru and Manitoba based on percentage of overall revenue	5/10
ESG	Safety (Total Recordable Injury Frequency Rate)	0% 50% 100% 200% Peru >0.6 0.6 0.3 0.17 Manitoba >3.47 3.48 3.15 2.84	Peru: 0.3 Manitoba 3.88 Fatality merits a zero for Manitoba Performance was assessed against the 3-year average TRIFR	5/10
Community Relations
50%
100%
200%
< 2 weeks of operational shutdown due to community/political activity
< 1 week of operational shutdown due to community/political activity
No operational shutdown due to community/political activity
			No operational shutdown notwithstanding a brief blockade.	10/5

1. Cost Performance is based upon the Company's Combined Unit Operating Costs per tonne of ore. Combined Unit Cost is a non-IFRS financial performance measure with no standardized definition under IFRS. For further information and a detailed reconciliation of the Company's Combined Unit Costs, please see the discussion under the heading "Non-IFRS Financial Performance Measures" on page 56 of Company's management's discussion and analysis of results of operations and financial condition for the year ended December 31, 2021 dated February 23, 2022, copies of which are available on SEDAR.

62 | 2022 HUDBAY MINERALS INC.

	Metric	Performance Measures / Objectives	2021 Results & Commentary	2021 Score
Financial	Operating Cash Flow (Actual before change in non-cash working capital)	0% <$227M 50% $227M 100% $302M 200% $378M	The result of US$484m is more than 25% above the target of US$302m resulting in a top out score.	20/10
	Capital Projects Cost Discipline	100% 2021 Capital projects delivered on budget	Additional out-of-scope costs (and COVID-19 costs) at New Britannia represented a 10% overage in the year and ~20% overall. Other Manitoba capital projects delivered on budget.	2.5/5
Growth and Strategy	New Britannia Development
50%
100%
200%
First ore in July 2021, or Cu flotation complete in December
First ore in July 2021 and Cu flotation complete in December
>1 month early on first ore, plus >2 months early on Cu flotation, plus >10% more tonnage or Au production than budgeted
			First ore was processed by July 2021and Cu flotation completed in October (2 months early). Did not exceed budgeted Au production.	13/10
	Pampacancha Development	50% 100% 200% First ore milled by June 30 Meet budget of 7.3mt and avoid Wheaton penalty 4mt milled by June 30 or total production above 8.0mt and no Wheaton penalty	First ore was milled before June 30, 2021 but we did not meet the budgeted 7.3 mt. due to delays with securing land access. Once land access was secured, development went well despite challenges of COVID and other issues. The Wheaton penalty was set off through a negotiated amendment.	8/10
Rosemont

To be assessed subjectively, including the following considerations:
•   Outcome of Rosemont appeal
•   Outcome of 404 jurisdictional determination
•   Public disclosure of private land plan
•   Complete /significant advancement of strategic joint venture

Significant increase to Rosemont’s consensus analyst NAV

			While a decision from the Court of Appeals remained pending, the US Army Corps. determined Rosemont does not require a Section 404 water permit. Private land plan for Rosemont/Copper World well received by shareholders. The possibility of a joint venture was deprioritized. Rosemont’s consensus analyst NAV increased significantly.	6.25/5
Reserves / Resources
50%
100%
200%
One year of resource discovery to replace mined Constancia and Lalor reserve or two years of new resources at either mine
One year of reserve replacement at Constancia and Lalor
or two years of reserve replacement at either mine
Two years of reserve replacement at Constancia and Lalor

			Achieved 2 years of reserve replacement at Lalor/Snow Lake and >1 year of reserve replacement at Constancia.	8.75/5
Exploration
50%
100%
200%
To be assessed subjectively
Testing of best available exploration targets and repopulation of pipeline to ensure future opportunities
Significant new discovery or significant expansion/ improvement of existing property (grade/tonnes/ economics) to the extent that it results in a substantially improved opportunity
Substantial exploration success at Copper World; initial mineral resource estimate released in December 2021.
Mason PEA released in Q2 showing positive economics.
1.8mt of resources added at Snow Lake.
			Positive initial drill results from Llaguen; initial resource to be released in 2022.	10/5

2022 MANAGEMENT INFORMATION CIRCULAR | 63

Growth and Strategy	Metric	Performance Measures / Objectives	2021 Results & Commentary	2021 Score
	Achievement of Strategic Objectives	Assessed subjectively	Strong alignment between Board and management on growth strategy, with copper focus. Successful execution of brownfield growth projects; Phase 3 of Lalor Gold strategy progressing well; Copper World PEA on track and Mason PEA completed. Refinanced long term debt providing financial flexibility.	10/10
	Response to Unforeseen Circumstances	Assessed subjectively	COVID-19 managed with no significant disruptions. Managed dynamic political and social environment in Peru. Achieved 6 collective bargaining agreements in Peru and Manitoba. Managed smooth COO transition.	7.5/5
	Total Score			113/100

Long-Term Incentive Plan (LTIP)

Overview of Design

As stated in our compensation philosophy, the Committee believes that long-term, equity-based compensation should form a significant portion of our NEOs' overall compensation in order to provide a strong link between compensation, performance and total shareholder returns.

The Compensation and Human Resources Committee oversees our LTIP with the objective of ensuring the alignment of our LTIP outcomes with the shareholder experience and our mid- to long-term performance and strategic goals. Our LTIP design includes a mix of equity incentives for our NEOs involving PSUs, RSUs and share options ("options").

For the grant made to our NEOs in February 2021 (and February 2020), the percentage of the overall grant allocated to each of these LTIP vehicles was as follows:

Performance Share Units ("PSUs")
  Cliff vest after 3 years based on the achievement of a performance multiplier with a payout range of 0% - 200%
  Performance is based on relative TSR (75%) and ROIC (25%)
  Settled in cash or common shares

Restricted Share Units ("RSUs")
Cliff vest after 3 years No front-end performance conditions Settled in cash or common shares

Options
Vest on a ratable basis over 3 years (i.e., 1/3 per year) 7-year term Upon exercise, settled in shares issued from Hudbay's treasury

LTIP awards are granted at a target value, being a percentage of base salary determined by the Board. The award is then multiplied by the percentage of the overall LTIP grant allocated to PSUs, RSUs, and options, then divided by (in the case of PSUs and RSUs) the share price at the time of grant, or (in the case of options) the price of an option at the time of grant (as determined by the Committee using a Black-Scholes valuation methodology). An example of how the target LTIP grant applies to Mr. Kukielski's 2021 award is as follows:

64 | 2022 HUDBAY MINERALS INC.

Mr. Kukielski's 2021 Compensation

$912,900 Mr. Kukielski's 2021 Base Salary		250% ($2,282,250) Mr. Kukielski's 2021 Target LTIP Grant as a % of Base Salary		50% Target PSU Mix of LTIP		Share Price at Date of Grant: $10.04		Target PSU Grant Size: 113,658 units

	x		x	25% Target RSU Mix of LTIP	÷		=	Target RSU Grant Size: 56,829 units

				25% Target Option Mix of LTIP		Option Price at Date of Grant: $6.06		Target Option Grant Size: 94,152 units

Performance Share Units

PSUs are notional units that are redeemable for a Hudbay common share or a cash amount equal to the value of a common share at the vesting date. PSUs will vest at the end of three years. The units are subject to performance and vesting conditions such that all units will be forfeited if a threshold level of performance is not met. Conversely, additional units will be granted (to a maximum of 200% of the initial grant) if performance over the three-year vesting period is above the target. The performance conditions are based (as to 75% of the PSUs) on total shareholder return compared to a peer group (Relative TSR) and (as to 25%) return on invested capital (ROIC). The Committee believes that the use of Relative TSR and ROIC in the PSUs will align pay outcomes with the shareholder experience and encourage effective capital allocation.

Relative TSR Multiplier (75% of PSUs)

The number of PSUs that vest is determined in part by reference to total shareholder return ("Hudbay TSR") generated by the Company over the performance period, as compared to a peer group (the "Performance Peer Group"). The Performance Peer Group consists of the following base metals mining issuers:

2021 Performance Peer Group
Antofagasta plc	Capstone Mining Corp.	Copper Mountain	Ero Copper Corp.
First Quantum Minerals Ltd.	Freeport McMoran	Imperial Metals Corporation	Lundin Mining Corporation
Nexa Resources S.A.	Oz Minerals Limited	Taseko Mines	Teck Resources
Turquoise Hill Resources Ltd.

2022 MANAGEMENT INFORMATION CIRCULAR | 65

The Relative TSR multiplier will be calculated over the performance period with reference to both the annual Relative TSR and a three-year cumulative Relative TSR, on a combined basis as follows:

  10% annual Relative TSR for year 1 of the Performance Period
  10% annual Relative TSR for year 2 of the Performance Period
  10% annual Relative TSR for year 3 of the Performance Period
  70% three-year cumulative Relative TSR for the Performance Period

The calculation of the Hudbay TSR and the peer group TSR will include the appreciation of the price of the respective shares along with payments of dividends and other returns of value.

The Relative TSR Multiplier for a specific period is calculated as follows, linearly interpolated for performance between the specified levels:

Performance Level	Performance Objective	Relative TSR Multiplier
Maximum	Hudbay TSR is 25% or more above the median TSR of the Performance Peer Group	200%
Target	Hudbay TSR is equal to the median TSR of the Performance Peer Group	100%
Minimum	Hudbay TSR is 25% or more below the median TSR of the Performance Peer Group	0%

Return on Invested Capital (ROIC) Multiplier (25% of PSUs)

ROIC is determined by way of a single three-year average, calculated as follows:

ROIC =	Σ (3 years of Adjusted NOPAT)	/ 3
13-quarter average Invested Capital

Where "Adjusted NOPAT" is equal to:

      Net Income (loss) for the year

Add: tax expense, less cash taxes paid

Add: net finance expense

Add: exploration expense

Adjust for: impairment losses/reversals (in the discretion of the Committee)

Adjust for: other gains/losses and non-recurring items (in the discretion of the Committee)

and "Invested Capital" is equal to:

      Property, plant & equipment

Add: goodwill on depreciable assets

Subtract: exploration and evaluation assets

Subtract: capital works in progress

Add: current assets

Subtract: current liabilities

Subtract: cash and short-term investments

The ROIC Multiplier for a specific period shall be calculated as follows:

Performance Level	Performance Objective	ROIC Multiplier
Maximum	Hudbay's ROIC is equal to or greater than 10%	200%
Target	Hudbay's ROIC is equal to 6.5%	100%
Threshold	Hudbay's ROIC is equal to 5%	50%
Minimum	Hudbay's ROIC is less than 5%	0%

66 | 2022 HUDBAY MINERALS INC.

The ROIC Multiplier will be linearly interpolated for amounts between (a) 5% and 6.5%, and (b) 6.5% and 10%. Targets were set with reference to current and past performance and a view to improve return on invested capital. The targets will be reviewed each year.

Restricted Share Units

Restricted Share Units are like PSUs in that they are notional units that are redeemable for a Hudbay common share or a cash amount equal to the value of a common share at the vesting date. However, they are not subject to performance conditions that can increase or decrease the number of units that vest. Instead, the only vesting condition is time in that the units vest at the end of three years provided the recipient remains employed by the Company at the time of vesting.

Options

Share options are widely used as a minority component in an LTIP program, both among our mining peers and among TSX60 issuers. The Committee believes using share options as a balanced component of the LTIP mix will support the attraction and retention of members of the executive and broader management team.

The options vest in equal installments over three years and will remain exercisable for seven years.

The PSUs and RSUs granted in early 2021 were granted under Hudbay's Long-Term Equity Plan and the options were granted under our Share Option Plan. Summaries of these plans are included at Schedule "B".

2022 LTIP Grant

For the LTIP grant made to our NEOs in February 2022, the grants involved the same blend of PSUs, RSUs and options as were issued in 2021, in each case with the same terms as in 2021.

Other Compensation and Perquisites

Retirement Benefits

In addition to rewarding employees for long service to Hudbay, the Committee recognizes that retirement benefits are required to make our compensation program competitive. For details on our retirement plans, see "Description of Pension Plans".

Employee Share Purchase Plan

We maintain an Employee Share Purchase Plan ("ESPP") for our executives and other eligible employees. Pursuant to the ESPP, participants may contribute between 1% and 10% of their pre-tax base salary to acquire Hudbay shares, which are acquired through open-market purchases. We make a matching contribution of 75% of the participant's contribution, one-third of which is immediately applied toward the tax withholding obligation on our contribution. Shares purchased with our contribution may not be sold for 12 months and participants are subject to further restrictions on the number of transactions they may make and changes in their elected contribution.

Perquisites and Other Benefits

Perquisites and other benefits are intentionally limited and may include fitness memberships, comprehensive medical examinations, life and accident insurance, parking and other subsidies and entitlements for executives who relocate at Hudbay's request.

2022 MANAGEMENT INFORMATION CIRCULAR | 67

CEO COMPENSATION

2021 Compensation

Mr. Kukielski's target compensation as President and CEO was set with reference to the median compensation paid to the CEOs in our compensation benchmarking group. The actual total direct compensation received by Mr. Kukielski in respect of 2021 is shown in the table below:

Name	Base Salary	Target STIP (%)	Target LTIP (%)	Combined Performance Score	Actual STIP ($)	LTIP Value ($)	Actual Total Direct Compensation
Peter Kukielski	$912,900	120%	250%	113.4%	$1,242,274	$2,282,250	$4,437,424

1. Mr. Kukielski's actual STIP award is based on his weighted average performance score, being 20% individual and 80% corporate. Mr. Kukielski's weighted average performance score for 2021 STIP was 113.4%

2. The LTIP value is comprised of 50% PSUs, 25% RSUs and 25% Options, as described in "2021 CEO LTIP Award", below.

80% of our CEO's STIP is based on the corporate score, with 20% based on his individual performance. For 2021, Mr. Kukielski's objectives focused on enhancing investor relations, reviewing strategy, advancing ESG initiatives and enhancing our company culture. His performance against these individual performance objectives was assessed as 115/100 which, when combined with the corporate performance score, resulted in a combined score of 113.4%.

The factors underlying Mr. Kukielski's performance score are as follows:

Name	Individual Performance Scores	Decision Factors
Peter Kukielski	115/100
  Oversaw review of company strategy, competitive positioning, long-range plan, and organic and inorganic growth opportunities
  Strong investor relations performance, including substantial improvement in investor perception scores in 2021 compared to 2020
  Delivered on 2021 strategic and operating objectives, including executing key capital projects in Manitoba and Peru, exploration success in Arizona and Peru, initiating technical services optimization projects and strengthening balance sheet
  Managed COO succession with appointment of André Lauzon into COO role
  Strengthened management team relationships and furthered alignment
  Provided strong leadership throughout COVID-19 pandemic

68 | 2022 HUDBAY MINERALS INC.

2021 CEO STIP Award

The following table shows the target and actual STIP awarded to Mr. Kukielski with respect to his 2021 performance.

Name(1)	2021 Base Salary	2021 Target STIP		Annual Performance Score		Weighted Average Performance Score	2021 STIP Award
		% of Base Salary	Target STIP $	Corporate Performance Score (80%)	Individual Performance Score (20%)
	[A]	[B]	[C] =[A]x[B]			[D]	[C]x[D]
Peter Kukielski	$912,900	120%	$1,095,480	113%	115%	113.4%	$1,242,274

2021 CEO LTIP Award

The table below shows the forward-looking LTIP grant made to Mr. Kukielski in early 2021 as part of his 2021 compensation.

Name	2021 Base Salary	Target LTIP		Amount of Target Allocated to PSUs	Amount of Target Allocated to RSUs	Amount of Target Allocated to Options	# PSUs Granted	# RSUs Granted	# Options Granted
		% of Base Salary	Target LTIP ($)
	[A]	[B]	[C]=[A]x[B]
Peter Kukielski	$912,900	250%	$2,282,250	$1,141,125	$570,563	$570,563	113,658	56,829	94,152

1. The unit price to determine the number of RSUs and PSUs granted was $10.04 and was based on the trailing five-day average price of the Hudbay Shares.

2. The unit price to determine the number of options granted was $6.06 and was based upon a Black-Scholes valuation methodology. The exercise price of the options is $10.42 per share.

COMPENSATION OF NON-CEO NEOS

2021 Target Total Direct Compensation

The table below shows the target total direct compensation for Messrs. Douglas, Meagher, Lei, and Donnelly for 2021.

Name	Base Salary	Target STIP (%)	Target Total Cash Compensation	Target LTIP (%)	Target Total Direct Compensation
Steve Douglas	$612,000	90%	$1,162,800	170%	$2,203,200
Cashel A. Meagher	$612,000	90%	$1,162,800	170%	$2,203,200
Eugene Lei	$473,821	80%	$852,878	150%	$1,563,609
Patrick Donnelly	$441,515	70%	$750,576	120%	$1,280,394

2022 MANAGEMENT INFORMATION CIRCULAR | 69

Determination of 2021 Individual Performance Scores

The individual performance score for each of our non-CEO NEOs is weighted at 30% of their overall annual performance score. For 2021 (and 2020), the Committee reduced the individual component of the STIP from 40% to 30% to reflect market practice and in recognition of the impact our senior executives can have on overall corporate performance. In determining individual performance scores, the Committee considers recommendations made by the CEO with reference to key elements of their performance within their respective areas of responsibility.

The table below shows the individual performance score of each non-CEO NEO, as well as the decision factors that were considered by the Committee in determining such scores. Mr. Meagher resigned effective January 4, 2022. His STIP payment in respect of 2021 was assessed at 100% of his target given the corporate score and his individual performance had not yet been assessed at the time of his departure.

Name	Individual Performance Scores	Decision Factors
Steve Douglas	110/100
  Led refinancing of Hudbay's 2025 bonds with extended term and substantially lower interest rate
  Expanded and renewed revolving credit facility with improved term and covenant package
  Enhanced financial disclosure and controls
  Strengthened marketing, tax and FP&A functions in a difficult hiring environment
  Managed accounting issues in Manitoba DRO update

Eugene Lei	125/100
  Led strategic planning review and facilitated senior management alignment around reinvigorated copper-focused business strategy
  Led several corporate development initiatives, and advanced strategic relationships with prospective financial and industry partners
  Oversaw investor relations function, which was recognized with two awards at IR Magazine's 2021 awards
  Concluded successful renegotiation of Constancia stream agreement with Wheaton Precious Metals to restructure the Pampacancha delay penalty

Patrick Donnelly	125/100
  Oversaw execution of bond refinancing, credit facility renewal and pursuit of corporate development initiatives
  Led Organizational Effectiveness group's initial company-wide employee engagement survey and subsequent action planning
  Provided support to Manitoba business unit on employee transition post-777 closure
  Enhanced ESG disclosure in securities filings
  Supported Diversity and Inclusion initiatives, including adoption of Diversity and Inclusion Policy and charitable donations

70 | 2022 HUDBAY MINERALS INC.

2021 STIP Award

The non-CEO NEOs' STIP award is based 70% on the corporate performance score and 30% on individual performance. The following table shows the actual STIP awarded to Messrs. Douglas, Meagher, Lei and Donnelly with respect to their 2021 performance.

Name(1)	2021 Base Salary	2021 Target STIP		Annual Performance Score		Weighted Average Performance Score	2021 STIP Award
		% of Base Salary	Target STIP ($)	Corporate Performance Score (70%)	Individual Performance Score (30%)
	[A]	[B]	[C] =[A]x[B]			[D]	[C]x[D]
Steve Douglas	$612,000	90%	$550,800	113%	110%	112.1%	$617,447
Cashel A. Meagher(1)	$612,000	90%	$550,800	100%	100%	100%	$550,800
Eugene Lei	$473,821	80%	$379,057	113%	125%	116.6%	$441,980
Patrick Donnelly	$441,515	70%	$309,061	113%	125%	116.6%	$360,364

1. Mr. Meagher resigned effective January 4, 2022. His STIP for 2021 was assessed at 100% of target given the corporate score and his individual performance had not yet been assessed at the time of his departure.

2021 LTIP Awards

While the STIP payment made to our senior executives was made in early 2022, it is based on achievement of corporate and individual performance objectives in 2021 and therefore is considered compensation in respect of 2021. LTIP grants on the other hand are forward-looking, in that they are meant to encourage performance over the period in which the grant remains outstanding. As a result, the LTIP grant made to our executives in early 2021 is considered to be 2021 compensation.

Name	2021 Base Salary	Target LTIP		Amount of Target Allocated to PSUs	Amount of Target Allocated to RSUs	Amount of Target Allocated to Options	# PSUs Granted	# RSUs Granted	# Options Granted
		% of Base Salary	Target LTIP ($)
	[A]	[B]	[C]=[A]x[B]
Steve Douglas	$612,000	170%	$1,040,400	$520,200	$260,100	$260,100	51,813	25,906	42,921
Cashel A. Meagher	$612,000	170%	$1,040,400	$520,200	$260,100	$260,100	51,813	25,906	42,921
Eugene Lei	$473,821	150%	$710,731	$355,366	$177,683	$177,683	35,395	17,697	29,321
Patrick Donnelly	$441,515	120%	$529,818	$264,909	$132,454	$132,454	26,385	13,193	21,857

1. The unit price to determine the number of RSUs and PSUs granted was $10.04 and was based on the trailing five-day average price of the Hudbay shares.

2. The unit price to determine the number of options granted was $6.06 and was based upon a Black-Scholes valuation methodology. The exercise price of the options is $10.42 per share.

3. Mr. Meagher resigned as of January 4, 2022 and forfeited his LTIP award.

2022 MANAGEMENT INFORMATION CIRCULAR | 71

2021 Total Direct Compensation

The table below shows the actual total direct compensation for Messrs. Douglas, Meagher, Lei, and Donnelly for 2021.

Name	2021 Base Salary	Actual STIP	Total Cash Compensation	LTIP Value ($)	Total Direct Compensation
Steve Douglas	$612,000	$617,447	$1,229,447	$1,040,400	$2,269,847
Cashel A. Meagher	$612,000	$550,800	$1,162,800	$1,040,400	$2,203,200
Eugene Lei	$473,821	$441,980	$915,801	$710,731	$1,626,532
Patrick Donnelly	$441,515	$360,364	$801,879	$529,818	$1,331,697

1. The LTIP value is comprised of 50% PSUs, 25% RSUs and 25% Options, as described in "2021 LTIP Awards", above.

Compensation Changes for 2022

For 2022, the Board approved a 3.0% increase in base salary for Messrs. Kukielski, Douglas and Donnelly, and 4.0% for Mr. Lei, all of which were in line with increases provided to the broader employee base, depending on their positioning against benchmarks. There were no changes to the NEO's target STIP or LTIP.

72 | 2022 HUDBAY MINERALS INC.

PERFORMANCE GRAPHS

Shareholder Experience

The following graph compares the yearly percentage change in the cumulative total shareholder return on the Toronto Stock Exchange for $100 invested in Hudbay Shares on December 31, 2016 against the cumulative total shareholder return of the S&P/TSX Composite Index, relative year-over-year changes in copper price, and the median performance of a custom index consisting of the following peers: Antofagasta, Capstone Mining, Copper Mountain, Ero Copper, First Quantum, Freeport McMoRan, Imperial Metals, Lundin Mining, Nexa Resources, Oz Minerals, Taseko Mines, Teck Resources and Turquoise Hill.

(in Cdn. $)	2016	2017	2018	2019	2020	2021

Hudbay Minerals Inc. (TSX)	100	145	85	71	118	121
S&P/TSX Composite Index	100	109	99	122	129	161
Custom Group (median performance)	100	132	80	87	189	228
Copper Price (USD)	100	130	108	111	140	176

The trend shown in this graph is generally consistent with the realized and realizable compensation of our executive officers over the same period, as the value of LTIP awards is directly linked to our share price performance. In addition, in 2017, 2020 and 2021, we achieved positive total shareholder returns and the corporate score used to determine our executives' STIP and, in the case of 2017, LTIP awards was 104%, 127% and 113%, respectively. In 2018 and 2019 we had negative total shareholder returns and our corporate score for those years was below target - 93.5% and 81% respectively - thereby reducing the target STIP and LTIP that would have otherwise been awarded in respect of those years.

2022 MANAGEMENT INFORMATION CIRCULAR | 73

Executive Compensation Tables

Summary Compensation Table

The following table shows the compensation received in or in respect of the financial years ended December 31, 2021, 2020 and 2019 by each of the NEOs. In the annual incentive plan column of our Summary Compensation Table, the awards disclosed for 2021, 2020 and 2019 are the STIP amounts approved by the Board and awarded in early 2022, 2021 and 2020, respectively, in respect of the prior year's performance.

As described above under "Long-Term Incentive Plan (LTIP)", following the changes to our LTIP design in early 2020, LTIP awards are granted at their target value and the ultimate value to be realized from LTIP awards is based entirely on the Company's future performance, starting in the grant year. As such, the "Share-based awards" and "Option awards" in the Summary Compensation Table for 2020 and 2021 represent the grant date value of the RSUs and PSUs (in the case of share-based awards) and share options (in the case of option awards) that were granted in February 2020 and February 2021, respectively, and are considered part of each NEO's 2020 and 2021 compensation.

Prior to 2020, LTIP awards were granted exclusively in the form of RSUs and the target value of the grant was adjusted upwards or downwards based on the same corporate and individual performance score that was used to determine the NEO's STIP award in respect of that year, as well as a modifier based on our total shareholder returns. To align with our current LTIP design and approach to executive compensation, the 2019 "Share-based awards" disclosed in this Summary Compensation Table reflect the grant date value of the RSU awards made to our NEOs in early 2019, notwithstanding that those awards were affected by the prior year's performance (i.e., 2018) and may be considered compensation in respect of the prior year. Although this is an imperfect comparison, management believes it provides the best view of the overall compensation received by our senior executives on a year over year basis.

Name and principal position	Year	Salary ($)	Share- based awards(5) ($)	Option awards ($)	Non-equity incentive plan compensation		Pension Value(1) ($)	All other compensation(2) ($)	Total compensation ($)
					Annual incentive plan ($)	Long-term incentive plan ($)
Peter Kukielski President and CEO(6)	2021 2020 2019	912,900 896,860 444,135	1,711,688 1,678,125 -	570,563 559,375 -	1,242,274 1,370,424 -	- - -	109,548 102,973 -	123,178 600,411 578,010	4,670,151 5,208,168 1,022,145
Steve Douglas Senior Vice President and CFO(3)	2021 2020 2019	612,000 302,275 -	780,300 765,000 -	260,100 255,000 -	617,447 341,850 -	- - -	73,440 36,273 -	76,370 25,776 -	2,419,657 1,726,174 -
Cashel A. Meagher Senior Vice President and COO(4)	2021 2020 2019	612,000 596,500 581,950	780,300 760,536 919,890	260,100 253,512 -	550,800 670,525 505,947	- - -	176,734 170,060 151,531	145,397 102,322 54,752	2,525,331 2,553,455 2,214,070
Eugene Lei Senior Vice President, Corporate Development and Strategy	2021 2020 2019	473,821 464,530 453,200	533,048 452,917 547,816	177,683 150,972 -	441,980 475,307 357,484	- - -	160,257 163,401 130,240	108,758 169,967 58,119	1,895,547 1,877,094 1,546,859
Patrick Donnelly Vice President and General Counsel	2021 2020 2019	441,515 432,860 422,300	397,363 389,572 453,093	132,454 129,857 -	360,364 382,992 291,471	- - -	110,967 120,506 108,257	72,068 80,502 39,657	1,514,731 1,536,289 1,314,778

1. Mr. Kukielski was not entitled to a pension while serving as Interim CEO. He became entitled to pension benefits when he was appointed President and CEO on January 22, 2020 and participates in the Company's defined contribution pension plan.

2. None of the NEOs received perquisites in 2021 that in the aggregate amounted to greater than $50,000. Only Mr. Kukielski, received perquisites in 2020 that in the aggregate amounted to greater than $50,000. Mr. Kukielski received the following perquisites during 2020 in connection with his appointment as permanent CEO which totaled C$238,190.41: relocation payments, relocation costs and life and long-term disability insurance. Mr. Kukielski and his spouse enjoyed the following perquisites during 2019 while Mr. Kukielski was serving as Interim CEO, which totaled C$73,850.18: life and long-term disability insurance, furnished accommodation and hotels in Toronto and return travel to and from their former home in Vancouver. In addition to perquisites, amounts in this column include vacation pay, company contributions under our Employee Share Purchase Plan, and the payment of dividend equivalents on share units held by the NEOs. In the case of Mr. Kukielski, the amount in this column also includes the DSU compensation he received in his capacity as an independent director and interim CEO up to January 22, 2020 and the additional DSUs he received in 2020 worth $250,138 upon being appointed permanent CEO. In the case of Mr. Lei, the amount in this column also includes the $100,000 in compensation he received for acting as interim CFO in 2020 prior to the appointment of Mr. Douglas.

74 | 2022 HUDBAY MINERALS INC.

3. Mr. Douglas was appointed Senior Vice President and Chief Financial Officer effective June 30, 2020. Upon hiring, Mr. Douglas received share-based awards and options as part of his 2020 LTIP grant dated June 30, 2020.

4. Mr. Meagher resigned as Senior Vice President and Chief Operating Officer as of January 4, 2022.

5. Share-based awards represent RSUs and PSUs in respect of 2021 and 2020 and RSUs only in respect of 2019. PSUs are subject to a multiplier based on future performance as discussed under "Long Term Incentive Plan (LTIP)".

6. Mr. Kukielski's salary in 2020 includes $55,000, representing the pro-rated monthly compensation he received as interim CEO up to January 22, 2020 when he was appointed permanent CEO, and the pro-rated amount of his annual salary as CEO for the remainder of 2020.

Incentive Plan Awards

The following table provides information regarding the incentive plan awards for each NEO outstanding as of December 31, 2021.

Outstanding Option-based Awards and Share-based Awards

Name	Grant Date	Option-based Awards				Share-based Awards
		Number of securities underlying unexercised options (#)(3)	Option exercise price ($)	Option expiration date	Value of unexercised in-the-money options ($)(1)	Number of shares or units of shares that have not vested (#)(2)(7)	Market or payout value of share-based awards that have not vested ($)(1)(7)	Market or payout value of vested share- based awards not paid out or distributed ($)
Peter Kukielski(6)	25-Feb-2021	94,152	10.42	25-Feb-2028	Nil	113,658 PSUs	$1,561,661	-
						+ 56,829 RSUs
						170,487 SUs
	25-Feb 2020	184,612	3.76	25-Feb-2027	$996,905	281,093 PSUs	$3,862,213	-
						+ 140,546 RSUs
						421,639 SUs
Steve Douglas(7)	25-Feb-2021	42,921	10.42	25-Feb-2028	Nil	51,813 PSUs	$711,906	-
						+ 25,906 RSUs
						77,719 SUs
	30-Jun 2020	123,188	3.92(4)	25-Feb-2027	$645,505	127,393 PSUs	$1,762,787	-
						+ 65,051 RSUs
						192,444 SUs
Cashel Meagher(5)	25-Feb-2021	42,921	10.42	25-Feb-2028	Nil	51,813 PSUs	$711,906	-
						+ 25,906 RSUs
						77,719 SUs
	25-Feb 2020	83,668	3.76	25-Feb-2027	$451,807	103,102 PSUs	$1,775,199	-
						+ 63,697 RSUs
						193,799 SUs
Eugene Lei	25-Feb-2021	29,321	10.42	25-Feb-2028	Nil	35,395 PSUs	$486,323	-
						+ 17,697 RSUs
						53,092 SUs
	25-Feb 2020	74,739	3.76	25-Feb-2027	$403,591	75,865 PSUs	$1,042,390	-
						+ 37,933 RSUs
						113,798 SUs
Patrick Donnelly	25-Feb-2021	21,857	10.42	25-Feb-2028	Nil	26,385 PSUs	$362,534	-
						+ 13,193 RSUs
						39,578 SUs
	25-Feb 2020	42,858	3.76	25-Feb-2027	$231,433	65,255 PSUs	$896,599	-
						+ 32,627 RSUs
						97,882 SUs

1. Based on the closing price of Hudbay Shares on the Toronto Stock Exchange of $9.16 on December 31, 2021.

2. Reflects the number of PSUs and RSUs that have not vested. The actual number of PSUs that vest on the applicable entitlement date may be greater or less than the number presented in this table based on the multiplier effect described in this CD&A. Excludes the share units that vested on December 31, 2021. "SUs" refer to share units, being the sum of PSUs and RSUs.

2022 MANAGEMENT INFORMATION CIRCULAR | 75

3. Excludes options which have been exercised.

4. Mr. Douglas' options granted effective June 30, 2020 have an exercise price of $3.92.

5. Mr. Meagher forfeited any outstanding options and share units when he resigned on January 4, 2022.

6. In the case of Mr. Kukielski, this excludes the value of vested DSUs he was awarded prior to his appointment as permanent CEO.

7. With respect to the award granted on February 25, 2020 to Messrs. Kukielski, Meagher, Lei and Donnelly, the PSUs and RSUs, which cliff vest in three years, will vest on February 25, 2023. The PSUs and RSUs awarded on February 25, 2021 will cliff vest in three years on February 25, 2024. With respect to Mr. Douglas' June 30, 2020 award grant, his PSUs and RSUs will vest on June 30, 2023.

Incentive Plan Awards Vested, Earned or Realized in 2021

The following table provides information regarding the value on pay-out or vesting of incentive plan awards for the financial year ended December 31, 2021.

Name	Value vested during the year ($)		Non-equity incentive plan compensation - Value earned during the year(1) ($)	Value vested and value earned during the year ($)
	Total Share- Based Awards(2)	Options(3)
Peter Kukielski	-	$554,759	$1,242,274	$1,797,033
Steve Douglas	-	$177,801	$617,447	$795,248
Cashel A. Meagher	$949,383	$251,420	$550,800	$1,751,603
Eugene Lei	$565,380	$149,727	$441,980	$1,157,087
Patrick Donnelly	$467,620	$128,786	$360,364	$956,770

1. Represents the annual STIP awarded in respect of 2021.

2. Represents the 2019 RSUs awarded in the LTIP grant that vested on December 31, 2021, based on the closing price of Hudbay Shares on the Toronto Stock Exchange of $9.16. RSUs were the only share unit awarded as part of the 2019 LTIP grant.

3. The amount represents the aggregate dollar value that would have been realized if the options had been exercised on the vesting date, based on the difference between the closing price of Hudbay Shares on the Toronto Stock Exchange on the vesting date and the exercise price. The vesting date for one third of the 2020 options that were granted to Messrs. Kukielski, Meagher, Lei and Donnelly's was February 25, 2021 where the closing price was $9.77 and the exercise price was $3.76. For Mr. Douglas, the vesting date for one third of his 2020 grant of Options was June 30, 2021 where the closing price was $8.25 and the exercise price was $3.92.

76 | 2022 HUDBAY MINERALS INC.

Pension Plan Benefits: Defined Benefit Plan

Name(1)	Number of years credited service (#)	Annual benefits		Opening present value of defined benefit obligation ($)	Compensatory change ($)	Non- Compensatory change ($)	Closing present value of defined benefit obligation ($)
		At year end ($)	At age 65 ($)
Peter Kukielski	-	-	-	-	-	-	-
Steve Douglas	-	-	-	-	-	-	-
Cashel A. Meagher(2)	13.1	150,631	150,631(3)	2,790,151	176,734	(1,236,674)	1,730,211
Eugene Lei	9.3	81,899	271,520	1,609,777	148,138	(210,784)	1,547,131
Patrick Donnelly	13.1	107,563	232,939	1,969,922	110,967	(190,138)	1,890,138

1. The Company's defined benefit plan was previously closed to new entrants. As such, Messrs. Kukielski and Douglas participate in the Company's defined contribution plan, as described below.

2. Mr. Meagher resigned as Senior Vice President and Chief Operating Officer effective January 4, 2022.

3. As a result of Mr. Meagher's resignation, his projected pension to age 65 is equal to the accrued benefit as at December 31, 2021 as no future accrual beyond the date of resignation is expected.

Defined Contribution Plans(1)(2)

Name	Accumulated value at start of year ($)	Compensatory change in value ($)	Non-Compensatory change in value ($)	Accumulated value at year end ($)
Peter Kukielski	106,718	109,458	8,824	225,109
Steve Douglas	38,170	73,350	9,087	120,697
Cashel A. Meagher	-	-		-
Eugene Lei	76,743	12,119	1,017	89,879
Patrick Donnelly	-	-		-

1. NEOs may make a one-time irreversible election to receive all or a portion of their future annual incentive bonuses as supplementary pension credits under the supplemental pension plan - see "Summary of Elements of Executive Compensation - Retirement Benefits." The amounts included for Mr. Lei represent the compensatory change in value in respect of the amount of his annual incentive bonus that he has elected to receive as a supplementary pension credit.

2. For Messrs. Kukielski and Douglas, this represents their pension benefits under the defined contribution plan, known as the MPP, including top-up amounts credited to a supplemental plan in respect of employer contributions that exceed the statutory maximum. See "Summary of Elements of Executive Compensation - Retirement Benefits".

RETIREMENT BENEFITS - DESCRIPTION OF PENSION PLANS

Messrs. Lei and Donnelly participate in our defined benefit pension plan, which was closed to new participants in 2015. The defined benefit plan is based on 2% of the average of the member's earnings during the 36 consecutive months of continuous service within the ten-year period immediately preceding the member's retirement, death or termination of continuous service in which the highest average is attained, multiplied by the member's credited service. The benefit is normally payable at age 62 but can be paid up to 10 years earlier on a reduced basis (reduction of 4.8% per year for each year that retirement precedes age 62). Members in the pension plan may elect to make optional ancillary contributions to the plan in order to enhance the ancillary features of their pension. The cost of additional benefits is fully paid by the member and contributions cannot exceed an annual maximum of the lesser of 9% of the member's earnings, or $22,126 for 2021.

2022 MANAGEMENT INFORMATION CIRCULAR | 77

The formula contains a partial offset for the Canada Pension Plan benefit. The pension is payable for life with a guaranteed period of five years. Pensions in excess of the Income Tax Act (Canada) maximum pension limits are provided under the defined benefit component of our supplemental pension plan. Our defined benefit plan has been closed off to new entrants and all new non-unionized employees and executives in Canada participate in our defined contribution pension plan.

Mr. Kukielski, and Mr. Douglas participate in our Money Purchase Plan ("MPP"), a defined contribution pension plan. Under the MPP, they receive an annual employer contribution equal to 12% of their base salaries. The MPP does not permit voluntary contributions by executives. When the statutory annual maximum contribution is reached, the balance of the employer contribution is credited to a notional account that is indexed to actual fund performance and secured by a letter of credit.

NEOs may also make a one-time irreversible election to reduce their eligibility to participate in all or a portion of the annual incentive bonus plan (STIP) in exchange for eligibility for supplementary pension credits under the defined contribution component of our supplemental pension plan. Supplementary pension credits are determined and awarded at the same time as annual incentive bonuses. The accounts are notional accounts which are secured with a letter of credit held in trust by a financial institution. The accounts are credited with interest equal to the annual yield rate of Government of Canada marketable bonds with average yields over 10 years. We do not match or otherwise make contributions to this defined contribution component of the supplemental pension plan.

Employment Agreements

Each of our current NEOs is party to an employment agreement with our Company. The NEOs' employment agreements establish their base salary and right to participate in our annual incentive bonus, long-term incentive, pension and benefit plans. The tables below summarize the payments and benefits to which our CEO and other NEOs are entitled under their respective employment agreements following their involuntary termination without cause, or resignation for certain specified events, defined as "good reason", including but not limited to a substantial change in the employment conditions or duties of the NEO that adversely affects the extent, nature or status of his responsibilities, any material reduction in the NEO's base salary, any transaction that results in a change in the status of Hudbay as a publicly-listed entity to one that is privately held, following which he is not appointed to continue in the same role, or any requirement that the NEO relocate. Under the NEOs' employment agreements, a termination without cause following a change of control is not treated differently than a termination without cause in other circumstances.

Each of our NEOs is required by their respective employment agreements to not solicit officers, employees or agents of Hudbay for 12 months following the termination of their employment and they are also required to maintain the confidentiality of our confidential information. In addition, Messrs. Kukielski and Douglas are subject to a non-compete provision, which requires that, for six months following their voluntary or involuntary departure from the Company, neither will serve as an officer, employee, contractor or service provider to a competitor in the jurisdictions where the Company carries on business.

Termination Entitlements: CEO

Payment/Benefit	CEO's Entitlement on Termination
Salary and STIP to the date of termination	All salary earned and not paid to the date of termination, plus a prorated STIP grant at target for the period from January 1 of the year of termination to the date of termination
Base salary	24 months' base salary

78 | 2022 HUDBAY MINERALS INC.

Lump sum payment (STIP)

An amount equal to: (a) two times the average annual incentive bonus earned over the two most recently completed fiscal years immediately preceding the termination date, but only if he has been employed by the Company for such two year period; or (b) two times the annual incentive bonus paid or payable for the fiscal year completed prior to the termination date, if the date of termination occurs between January 1, 2021 and December 31, 2021

Pension and benefit plans	Entitled to continue to receive benefits for 24 months (except for those in respect of which the applicable plans do not permit ongoing participation following the termination of employment)
Vesting of equity awards

All unvested RSUs and PSUs shall become immediately vested and any previously vested options shall remain exercisable for 60 days; provided that all unvested RSUs, PSUs and options granted in respect of 2020 will vest on a prorated basis to the termination date

Termination Entitlements: Non-CEO NEOs

Payment/Benefit	NEOs' Entitlement on Termination
Salary and STIP to the date of termination	All salary earned and not paid to the date of termination, plus a prorated STIP grant at target for the period from January 1 of the year of termination to the date of termination
Lump sum payment (base salary)	An amount equal to 24 months' base salary
Lump sum payment (STIP)

Messrs. Lei and Donnelly are entitled to an amount equal to two times the average annual incentive bonus earned over the two most recently completed fiscal years immediately preceding the termination date. Mr. Douglas is entitled to a STIP severance amount which is two times the average annual incentive bonus earned over the two most recently completed fiscal years immediately preceding the termination date; unless the date of termination is between January 1, 2021 and December 31, 2021, in which case he is entitled to two times the annual incentive bonus paid or payable for the fiscal year completed prior to the termination date

Pension and benefit plans

Messrs. Douglas, Lei and Donnelly are entitled to continue to participate for 24 months or receive a lump sum payment equal to the premium contributions and pension entitlements during the 24 month period

Vesting of equity awards

Except in the case of Mr. Douglas, all unvested RSUs, PSUs and options shall become immediately vested and any vested options shall remain exercisable for 60 days. Mr. Douglas' RSUs, PSUs and options vest on the same terms as the CEO's equity awards, as described in the table above.

2022 MANAGEMENT INFORMATION CIRCULAR | 79

Payments on Termination

The following table provides details regarding the estimated payments to each of the NEOs as at December 31, 2021 assuming termination without cause on that date:

Name	Pro-rated STIP to Date of Termination ($)	Severance (Multiple of Base Salary) ($)	Severance (Multiple of Average Bonus) ($)	Severance (Value of Benefits) ($)	Value of Immediately Vested Share Units ($)(1)(2)	Total ($)
Peter Kukielski	$1,095,480	$1,825,800	2,740,848(3)	$246,520	$4,801,501	$10,710,149
Steve Douglas	$550,800	$1,224,000	683,700(4)	$169,786	$2,290,120	$4,918,406
Cashel A Meagher(5)	$550,800	$1,224,000	610,663	$338,803	$3,164,810	$5,889,076
Eugene Lei	$379,057	$947,642	458,644	$219,267	$1,932,303	$3,936,913
Patrick Donnelly	$309,061	$883,030	371,678	$247,895	$1,606,278	$3,417,942

1. For the non-CEO NEOs other than Mr. Douglas, this represents the market value of the share unit (RSU and PSU) awards and the "in the money" value of all unexercised options, in each case, granted in 2021 and 2020, based on the closing price of the Hudbay Shares on the Toronto Stock Exchange of $9.16 on December 31, 2021. The LTIP grant made in 2019 vested in the normal course on December 31, 2021 and is not included.

2. For Messrs. Kukielski and Douglas, this represents (i) in the case of the 2020 LTIP grant, the market value of the prorated share unit (RSU and PSU) awards and the "in the money" value of all unexercised prorated options; and (ii) in the case of the 2021 LTIP grant, the market value of all share unit (RSU and PSU) awards, in each case, based on the closing price of the Hudbay Shares on the Toronto Stock Exchange of $9.16 on December 31, 2021. This table does not include the DSUs Mr. Kukielski received for serving as an independent director and interim CEO until January 2020. The DSUs were vested at the time of grant and become payable following his departure from the Company.

3. Mr. Kukielski is entitled to a STIP severance amount which is two times the average annual incentive bonus earned over the two most recently completed fiscal years immediately preceding the termination date; unless the date of termination is between January 1, 2021 and December 31, 2021, in which case he is entitled to two times the annual incentive bonus paid or payable for the fiscal year completed prior to the termination date. The amount reflected in this table assumes termination on January 1, 2021 and a STIP severance amount equal to two times his 2021 STIP award.

4. Mr. Douglas is entitled to a STIP severance amount which is two times the average annual incentive bonus earned over the two most recently completed fiscal years immediately preceding the termination date; unless the date of termination is between January 1, 2021 and December 31, 2021, in which case he is entitled to two times the annual incentive bonus paid or payable for the fiscal year completed prior to the termination date. The amount reflected in this table assumes termination on January 1, 2021 and a STIP severance amount equal to two times his 2021 STIP award.

5. Mr. Meagher resigned as of January 4, 2022.

Double-Trigger Payment on Termination

None of our NEOs are entitled to any payments or accelerated vesting of equity based awards in a circumstance where there is a change of control and they are not terminated or they do not resign for "good reason", as described in more detail under "Employment Agreements" above. Such entitlements will only arise if their employment is terminated.

Director Compensation

Our director compensation program compensates non-executive directors (for purposes of this section, "Directors") for the time and effort they are expected to devote to Company matters. Executive directors (currently only our CEO) are compensated in their capacity as executives only and do not receive additional compensation for serving on the Board.

2021 Director Compensation

In 2021, the Committee conducted its biennial review of director compensation levels and structure.  The last such review was conducted in 2019, following which our directors' compensation was increased to bring pay levels into line with the median of the peer group (which is the peer group used for 2021 NEO benchmarking - see "Executive Compensation Overview - Compensation Comparator Group").  No changes were made to our directors' compensation following the 2021 review, as the Committee concluded Hudbay's directors were fairly paid and increases to director compensation structure were not advisable.

80 | 2022 HUDBAY MINERALS INC.

The fees payable to our directors are shown in the table below:

Pay Component	Component	2021 Compensation Policy
Director Fees	Annual Cash Retainer	$85,000
	Annual Equity Retainer	$116,000
Board Chair Fees	Annual Cash Retainer	$157,500
	Annual Equity Retainer	$157,500
Committee Chair Retainers	Audit	$30,000
	Compensation & HR	$20,000
	Corporate Governance	$15,000
	Technical	$25,000
	EHSS	$15,000

Equity-based compensation for our Directors is awarded in the form of deferred share units (DSUs). DSUs, which are granted pursuant to our Directors' Deferred Share Unit Plan, track the value of the Hudbay Shares. DSUs are vested at the time of grant but they are not paid out until after a Director departs from the Board, at which time they are paid out in cash equal to the number of DSUs held multiplied by the price of the Hudbay Shares at the time the DSUs are paid. When dividends are paid on our Hudbay Shares, holders of DSUs receive dividend equivalents, which entitle the holder to a number of additional DSUs equal to the number of DSUs held multiplied by the per share amount of the dividend, divided by the price of our common shares at the time the dividend is paid. Ensuring that Directors have an equity interest in Hudbay helps to align the interests of our Directors with the long-term interests of our shareholders and is consistent with our desire to implement best practices in our compensation programs. To further align their interests with those of our shareholders, Directors may elect to have all or a portion of their cash retainer and other fees payable to them in DSUs.

Director Compensation Table

The following table sets out the compensation paid to each of our Directors in respect of the year ended December 31, 2021.

Name	Fees earned ($)(1)	Share-based awards ($)(2)	All other compensation ($)(3)	Total ($)
Carol T. Banducci	-	231,000	2,694	233,694
Igor Gonzales	85,000	116,000	1,972	202,972
Richard Howes	63,750	137,250	1,419	202,419
Sarah B. Kavanagh	100,000	116,000	1,972	217,972
Carin S. Knickel	-	221,000	3,821	224,821
Stephen A. Lang	97,500	217,500	1,251	316,251
Daniel Muñiz Quintanilla	85,000	116,000	771	201,771

2022 MANAGEMENT INFORMATION CIRCULAR | 81

Colin Osborne	-	226,000	2,250	228,250
David S. Smith	100,000	116,000	771	216,771

1. Represents fees and retainers paid in cash. Directors can elect to have all or a portion of their cash retainers and meeting fees paid to them in DSUs.

2. Represents fees and retainers paid in DSUs. The DSUs are vested at the time of grant and become payable to the directors upon their departure from the Board.

3. Represents amounts paid in additional DSUs as dividend equivalents following payments of our $0.01 per share dividend on March 26 and September 24, 2021.

Value on Pay-Out or Vesting of Incentive Plan Awards

Name	Option-based awards - Value vested during the year ($)	Share-based awards - Value vested during the year ($)(1)
Carol T. Banducci	-	231,000
Igor Gonzales	-	116,000
Richard Howes	-	137,250
Sarah B. Kavanagh	-	116,000
Carin S. Knickel	-	221,000
Stephen A. Lang	-	217,500
Daniel Muñiz Quintanilla	-	116,000
Colin Osborne	-	226,000
David S. Smith	-	116,000

1. Represents the amount of DSUs granted to each director in respect of 2021 pursuant to our Directors' DSU plan (excluding amounts paid in additional DSUs as dividend equivalents). DSUs are vested at the time of grant. For greater certainty, DSUs are not paid out until a Director departs from the Board. No share options have been granted to the current Directors and, accordingly, none of the Directors hold unvested equity awards.

Outstanding Share-Based Awards

The following table provides information regarding the share-based awards for each director outstanding as of December 31, 2021.

Name	Grant Date	Number of securities underlying options at the date of grant (#)	Number of securities underlying unexercised options (#)	Option exercise price ($)	Option expiration date	Value of unexercised in-the- money options ($)	Number of shares or units of shares that have not vested (#)	Market or payout value of share- based awards that have not vested ($)	Market or payout value of vested share-based awards not paid out or distributed ($)(1)
Carol T. Banducci	-	-	-	-	-	-	-	-	1,411,538
Igor Gonzales	-	-	-	-	-	-	-	-	993,095
Richard Howes	-	-	-	-	-	-	-	-	749,189
Sarah B. Kavanagh	-	-	-	-	-	-	-	-	993,095
Carin S. Knickel	-	-	-	-	-	-	-	-	1,921,064
Stephen A. Lang	-	-	-	-	-	-	-	-	739,301
Daniel Muñiz Quintanilla	-	-	-	-	-	-	-	-	442,044
Colin Osborne	-	-	-	-	-	-	-	-	1,204,236
David S. Smith	-	-	-	-	-	-	-	-	442,044

1. Based on the closing price of Hudbay Shares on the Toronto Stock Exchange of $9.16 on December 31, 2021.

82 | 2022 HUDBAY MINERALS INC.

EQUITY OWNERSHIP GUIDELINES FOR DIRECTORS

The Corporate Governance Guidelines adopted by the Board impose minimum equity ownership requirements on the directors, pursuant to which each director will be required to acquire Hudbay Shares or DSUs having an initial acquisition or grant date value equal to three times the aggregate value of his or her annual cash and equity retainer. For the purpose of determining the value of shares and share units held, the holdings will be based on the cost of acquisition or value at the time of grant. Directors are expected to achieve this level of ownership within five years from the date they become directors and when there is an increase to the annual retainer, directors are required to achieve the increased minimum equity ownership level within two years of the effective date of the increase. The Directors' progress in meeting our equity ownership guidelines as at March 15, 2022 is shown in the following table:

Name	Value of Equity Required ($)	Total Equity Ownership(1) ($)	In Compliance with Guidelines?
Carol T. Banducci	603,000	1,004,614	Yes
Igor Gonzales	603,000	736,343	Yes
Richard Howes	603,000	679,902	Yes
Sarah B. Kavanagh	603,000	736,343	Yes
Carin S. Knickel	603,000	1,514,277	Yes
Stephen A. Lang	945,000	702,235	Yes
Colin Osborne	603,000	990,829	Yes
Daniel Muñiz Quintanilla	603,000	336,169	Yes
David S. Smith	603,000	385,829	Yes

1. Includes the grant date value of DSUs held and the acquisition value of common shares held.

2. Messrs. Howes, Lang, Quintanilla and Smith joined the Board in 2019 and, as such, have until 2024 to achieve the required value of equity.

EQUITY COMPENSATION PLAN INFORMATION

The following table provides information concerning our equity compensation plans as at December 31, 2021.

Plan Category	Number of securities to be issued upon exercise of outstanding options, warrants and rights(2)	Weighted average exercise price of outstanding options, warrants and rights(3) ($)	Number of securities remaining available for future issuance under equity compensation plans(2)
Equity compensation plans approved by securityholders(1)	4,872,156	$5.71	11,180,110
Equity compensation plans not approved by securityholders	-	-	-
Total	4,872,156	$5.71	11,180,110

1. Includes the Share Option Plan and LTEP, as approved by our shareholders at our 2008 and 2016 annual and special meetings, respectively.

2. Assumes that all of the outstanding share units under our LTEP will be settled by the issuance of Hudbay Shares.

3. Reflects the weighted average exercise price of the 1,661,784 options that were outstanding as at December 31, 2021.

2022 MANAGEMENT INFORMATION CIRCULAR | 83

The annual burn rate(1) for each of our equity compensation plans over the past three fiscal years is set out in the table below:

Equity Compensation Plan	2021	2020	2019
Share Option Plan	0.19%	0.60%	0%
LTEP	0.35%	0.95%	0.41%

1. The annual burn rate in respect of each equity compensation plan is calculated according to Section 613(d) of the TSX Company Manual. The number of securities granted under the LTEP plan in the years ended December 31, 2021 and 2020 and used in the annual burn rate calculation could increase in the future as a result of the multiplier effect on the 1,506,232 Performance Share Units granted thereunder. See "Long-Term Incentive Plan (LTIP)".

If all of the 4,872,156 share units and options outstanding under our LTEP and Share Option Plan, respectively, as at December 31, 2021 were settled by the issuance of Hudbay Shares, the Hudbay Shares issued upon such settlement would have represented approximately 1.86% of our issued and outstanding Hudbay Shares as at such date.

INTEREST OF CERTAIN PERSONS IN MATTERS TO BE ACTED UPON

None of our directors or executive officers are aware of any material interest, direct or indirect, of any person who: (i) has been a director or executive officer of Hudbay at any time since the beginning of the Company's last financial year; (ii) is a proposed nominee for election; or (iii) is an associate or affiliate of any person described in (i) or (ii), in any of the matters to be acted upon at the Meeting other than the election of directors.

INDEBTEDNESS OF DIRECTORS AND EXECUTIVE OFFICERS

None of our current or former directors, executive officers or employees or those of any of our subsidiaries had any indebtedness outstanding to Hudbay or any of our subsidiaries during the year ended December 31, 2021 or as at the date hereof.  Additionally, Hudbay has not provided any guarantee, support agreement, letter of credit or other similar arrangement or undertaking in respect of any indebtedness of any such person to any other person or entity.

INTEREST OF INFORMED PERSONS IN MATERIAL TRANSACTIONS

To the knowledge of the directors and executive officers of Hudbay, no "informed person", any proposed nominee or any associate or affiliate of any informed person or proposed nominee, has had any material interest, direct or indirect, in any transaction since January 1, 2021, or has had any such interest in any proposed transaction that has materially affected us or would materially affect us or any of our subsidiaries.  "Informed Person" means (a) a director or executive officer of Hudbay, (b) a director or executive officer of a person or company that is itself an informed person or subsidiary of Hudbay, (c) any person or company who beneficially owns, or controls or directs, directly or indirectly, Hudbay Shares carrying more than 10% of the voting rights attached to all of the Hudbay Shares, and (d) Hudbay, if we have purchased, redeemed or otherwise acquired any of our securities, for so long as we hold any of our securities.

DIRECTORS' AND OFFICERS' INSURANCE AND INDEMNIFICATION

We have purchased insurance for the benefit of the directors and officers of Hudbay and its subsidiaries against any liability incurred by them in their capacity as directors and officers, subject to certain limitations contained in the Canada Business Corporations Act.  The annual premium for such insurance is US$2,319,625.  The policy provides an annual aggregate coverage limit of US$80 million in the policy year.

84 | 2022 HUDBAY MINERALS INC.

In accordance with the provisions of the Canada Business Corporations Act, our By-law provides that we will indemnify a director or officer, a former director or officer, or another individual who acts or acted at our request as a director or officer, or an individual acting in a similar capacity, of another entity, against all costs, charges and expenses, including an amount paid to settle an action or to satisfy a judgment, reasonably incurred in respect of any civil, criminal, administrative, investigative or other proceeding to which the individual is involved because of the association with us or other entity, if:

  the individual acted honestly and in good faith with a view to our best interests or, as the case may be, to the best interests of the other entity for which the individual acted as a director or officer or in a similar capacity at our request; and
  in the case of a criminal or administrative action or proceeding that is enforced by a monetary penalty, the individual has reasonable grounds for believing that the individual's conduct was lawful.

We have entered into indemnification agreements with each of our directors and officers, which agreements provide that we undertake and agree to indemnify the director or officer to the fullest extent permitted by law, against any reasonable expense that the director may suffer or incur in respect of any claim, action, suit or proceeding (including, without limitation, any claim, demand, suit, proceeding, inquiry, hearing, discovery or investigation whether civil, criminal, administrative or investigative and whether brought by or on behalf of us or otherwise) involving the director or officer or to which the director or officer is made party and which arises as a direct or indirect result of the director or officer being or having been a director or officer of Hudbay, including any act or thing done or not done in the director's capacity as director or officer provided the director has acted as set out above in accordance with our By-law.

If we become liable under the terms of our By-law or the indemnification agreements, the insurance coverage will extend to such liability; however, each claim will be subject to a deductible of US$5 million.

WHERE YOU CAN FIND ADDITIONAL INFORMATION

We file reports and other information with the Canadian Securities Administrators.  These reports and information are available to the public free of charge on SEDAR at www.sedar.com and EDGAR at www.sec.gov/edgar.shtml.  Financial information is provided in our audited comparative consolidated financial statements and management's discussion and analysis for the year ended December 31, 2021, which can be found on SEDAR at www.sedar.com and EDGAR at www.sec.gov/edgar.shtml.  Our shareholders may also request copies of these documents from our Vice President and General Counsel by telephone at (416) 362-8181 or by e-mail at info@hudbay.com.

DIRECTORS' APPROVAL

The contents of this Circular and the sending thereof to our shareholders have been approved by the Board of Directors of Hudbay Minerals Inc.

By Order of the Board of Directors

Stephen A. Lang, Chair April 5, 2022

2022 MANAGEMENT INFORMATION CIRCULAR | 85

SCHEDULE "A"

HUDBAY MINERALS INC.

(the "Company")

CORPORATE GOVERNANCE GUIDELINES AND BOARD MANDATE

Introduction

The Board of Directors is committed to fulfilling its statutory mandate to supervise the management of the business and affairs of the Company with the highest standards of ethical conduct and in the best interests of the Company and its shareholders.  The Board of Directors, acting on the recommendation of its Corporate Governance and Nominating Committee, has adopted these corporate governance guidelines to promote the effective functioning of the Board of Directors and its committees, to promote the interests of shareholders, and to establish a common set of expectations as to how the Board of Directors, its various committees, individual directors and senior management should perform their functions.  These guidelines are intended to provide a flexible framework within which the Board of Directors may carry out these functions.

Guidelines

Board of Directors' Responsibilities

The business and affairs of the Company are managed by or under the supervision of the Board of Directors in accordance with applicable legislation and regulatory requirements.  The responsibility of the Board of Directors is to provide direction and oversight.  The Board of Directors approves the strategic direction of the Company and oversees the performance of the Company's business and senior management.  The senior management of the Company is responsible for presenting strategic plans to the Board of Directors for review and approval and for implementing the Company's strategic direction.

In performing their duties, the primary responsibility of the directors is to exercise their business judgment in what they reasonably believe to be the best interests of the Company and to perform their duties of care and loyalty.  In discharging that obligation, directors should be entitled to rely on the honesty and the integrity of the Company's senior management and outside advisors and auditors.  The directors also should be entitled to have the Company purchase reasonable directors' and officers' liability insurance on their behalf, and to the benefits of indemnification to the fullest extent permitted by applicable law and to exculpation as provided by applicable law.

In fulfilling its statutory mandate and discharging its duty of stewardship of the Company, the Board of Directors assumes responsibility for those matters set forth in its Charter (which also is its mandate), a copy of which is attached as Schedule 1.

Board of Directors' Size

It is the current view of the Board of Directors that the Board of Directors should consist of no more than 13 members to facilitate its effective functioning.  The Board of Directors will annually assess, after consideration of any advice or input of the Corporate Governance and Nominating Committee, the appropriate number of directors.

Chair of the Board of Directors

The Chair should be a director who is independent and not a member of senior management who is appointed by the Board of Directors.

86 | 2022 HUDBAY MINERALS INC.

Board Selection and Diversity

The Corporate Governance and Nominating Committee is responsible for identifying and recommending to the Board of Directors individuals qualified to become members of the Board of Directors.  In assessing individual director nominees, the Corporate Governance and Nominating Committee considers:

  relevant skills and expertise that enable each director to make a meaningful contribution to the Board of Directors and to the Company, including in areas such as leadership, mining, finance and mergers and acquisitions, operations, international business, government relations, environment, health, safety and sustainability, human resources and executive compensation, corporate governance, risk management, marketing and legal and regulatory, judgment and character,
  diversity, including diversity of gender, viewpoints, backgrounds, experiences and other demographics, and the extent to which the interplay of an individual's expertise, skills, knowledge and experience with that of other members of the Board of Directors will build a board that is effective, diverse, collegial and responsive to the needs of the Company.

The Corporate Governance and Nominating Committee will review the Board of Directors' skills matrix to help identify areas for strengthening the Board of Directors, if any, and address them through the recruitment of new members. In addition to its own search for director nominees, the Corporate Governance and Nominating Committee may engage experienced and independent external consultants. When engaging the services of search consultants, the Corporate Governance and Nominating Committee instructs them to have broad selection criteria that include a mix of skills and expertise, and to identify candidates who are diverse in all aspects, including gender.

The Corporate Governance and Nominating Committee also will be responsible for initially assessing whether a candidate would be independent (and in that process applying the Categorical Standards for Determining Independence of Directors that are appended to the Board of Directors Charter) and advising the Board of Directors of that assessment.  The Corporate Governance and Nominating Committee also will be responsible for assessing from time to time, and shall conduct inquiries in that regard on no less than an annual basis, the independence of each member of the Board of Directors, and shall make recommendations to the Board of Directors in respect of the constitution of the Board of Directors and its committees resulting therefrom.

The Board of Directors, taking into consideration the recommendations of the Corporate Governance and Nominating Committee, will be responsible for selecting the nominees for election to the Board of Directors, for appointing directors to fill vacancies, and determining whether a nominee or appointee is independent.

Election of Directors

Each director should be elected by the vote of a majority of the shares represented in person or proxy at any meeting for the election of directors.  If any nominee for election as director receives, from the shares voted at the meeting in person or by proxy, a greater number of votes "withheld" than votes "for" his or her election, the director must immediately tender his or her resignation to the Chair of the Board of Directors following the meeting, to take effect upon acceptance by the Board of Directors.  The Corporate Governance and Nominating Committee will expeditiously consider the director's offer to resign and make a recommendation to the Board of Directors whether to accept that offer.  The Board of Directors will accept the offer to resign absent exceptional circumstances and within 90 days of the meeting of shareholders, the Board of Directors will make a final decision concerning the acceptance of the director's resignation and announce that decision by way of a news release.  Any director who tenders his or her resignation will not participate in the deliberations of the Board of Directors or any of its committees pertaining to the resignation.  This process applies only in circumstances involving an "uncontested" election of directors - where the number of director nominees does not exceed the number of directors to be elected and where no proxy materials are circulated in support of one or more nominees who are not part of the slate supported by the Board of Directors for election at the meeting.  If any director fails to tender his or her resignation as contemplated in this paragraph, the Board of Directors will not re-nominate that director.  Subject to any corporate law restrictions, where the Board of Directors accepts the offer of resignation of a director and that director resigns, the Board of Directors may exercise its discretion with respect to the resulting vacancy and may, without limitation, leave the resultant vacancy unfilled until the next annual meeting of shareholders, fill the vacancy through the appointment of a new director whom the Board of Directors considers to merit the confidence of the shareholders, or call a special meeting of shareholders to elect a new nominee to fill the vacant position.

2022 MANAGEMENT INFORMATION CIRCULAR | 87

Continuation as a Director

The Board of Directors does not believe it is appropriate to have an arbitrary age or term limit for service on the Board.  Instead, the Board will focus on renewal and will be vigilant in monitoring the performance of each director and ask directors who are no longer able to contribute effectively due to age or other factors to step down from the Board.

When a director's principal occupation or business association changes substantially from the position he or she held when originally invited to join the Board of Directors (determined by reference to factors such as country of principal residence, industry affiliation, etc.), that director should tender a letter of proposed resignation to the Chair of the Corporate Governance and Nominating Committee.  The Corporate Governance and Nominating Committee will review that director's continuation on the Board of Directors and recommend to the Board of Directors whether, in light of all the circumstances, the Board of Directors should accept the proposed resignation or request that the director continue to serve.

Committee Membership

Directors are expected to sit on committees of the Board of Directors.  Each of the Audit Committee, the Compensation and Human Resources Committee, the Corporate Governance and Nominating Committee, the Environmental, Health, Safety and Sustainability Committee and the Technical Committee will be composed of no fewer than three members, each of whom will satisfy the membership criteria set out in the relevant committee charter.  Members of committees will be appointed by the Board of Directors upon the recommendation of the Corporate Governance and Nominating Committee.  The Board of Directors, taking into account the recommendation of the Corporate Governance and Nominating Committee, generally will designate one member of each committee as chair of that committee.  Membership on these committees, including the person serving as Chair, should be changed from time to time in order to allow for new perspectives, keeping in mind the skills required to serve on each committee.

Evaluating Board of Directors and Committee Performance

The Board of Directors and each committee under the guidance and direction of the Corporate Governance and Nominating Committee will:

  Conduct an annual self-evaluation; and
  Periodically review and assess the adequacy of its Charter and the position description for the Chair and recommend any improvements to the Corporate Governance and Nominating Committee for recommendation to the Board of Directors.

Authority to make minor technical amendments to the Charter may be made by the head of the Legal group, who will report any such amendments to the Board of Directors, or the relevant committee, at its next regular meeting.

88 | 2022 HUDBAY MINERALS INC.

Board of Directors and Committee Meetings

Quorum for the transaction of business at any meeting of the Board of Directors or committee, as the case may be, shall be a majority of the number of members or such greater number as the Board or committee shall by resolution determine.  The powers of the board or committee, as the case may be, may be exercised at a meeting at which a quorum is present in person or by telephone or other electronic means or by a resolution signed by all members entitled to vote on that resolution.  Each member (including the Chair) is entitled to one (but only one) vote in any proceedings.

Meetings of the Board of Directors or committee, as the case may be, shall be held from time to time and at such place as the Chair of the Board or committee (or any two directors) may request upon 48 hours prior notice (if the notice is mailed) or 24 hour notice (if the notice is given personally or delivered by means of electronic communication).  The notice period may be waived by a quorum of the Board or the committee.

An agenda for each meeting of the Board of Directors and each committee meeting will be provided to each director and each member of the relevant committee, respectively. Any director or member of a committee may suggest the inclusion of subjects on the agenda of meetings of the Board of Directors or a committee, respectively.

Each director and each member of a committee is free to raise, at any meeting of the Board of Directors or a committee, subjects that are not on the agenda for that meeting.

Materials provided to the directors for meetings of the Board of Directors and committee meetings should provide the information needed, and should be distributed sufficiently in advance, for the directors and members of the committee, respectively, to engage in informed discussion and make an informed judgment.

To ensure free and open discussion and communication among directors, the independent directors will meet in executive session (with no members of senior management or non-independent directors present) after every regularly scheduled meeting of the Board of Directors and otherwise as those directors determine.  The Chair will preside at these executive sessions, unless the directors present at such meetings determine otherwise.  Any interested party may communicate directly with the Chair, who may invite such person to address an executive session.

Unless the Chair of a committee otherwise determines, the agenda, materials and minutes for each committee meeting will be available on request to all directors, and all directors will be free to attend any committee meeting.  All meetings of a committee will have a session in which the members of the committee will meet with no non-committee members present and, at any time in a meeting of a committee, directors who are not members may be asked to leave the meeting to ensure free and open discussion and communication among members of the committee.  Directors who are not members of a committee will not be compensated for attending meetings of that committee.

Director Compensation

As provided for in the Compensation and Human Resources Committee's Charter, the form and amount of director compensation will be determined by the Board of Directors upon the recommendation of the Compensation and Human Resources Committee from time to time.  In discharging this duty, the Compensation and Human Resources Committee shall endeavor to adhere to the following principles: compensation should fairly pay non-employee directors for work required in a company of the Company's size and scope; compensation should align such directors' interests with the long-term interests of the Company's shareholders; and the structure of non-employee director compensation should be simple, transparent and easy for shareholders to understand.

2022 MANAGEMENT INFORMATION CIRCULAR | 89

Share Ownership Guidelines

Each director is required to acquire common shares of the Company having an initial acquisition value equal to three times his or her annual retainer.  Directors are expected to achieve this level of ownership within five years from the date they become directors.  Directors may apply the deferred share units that they receive as payment for all or part of their annual retainer towards this minimum equity ownership requirement.  If the annual retainer is increased, all directors are required to achieve the increased minimum equity ownership level within two years of the effective date of the increase in the annual retainer.  For greater certainty, the determination as to whether a director has met this minimum equity ownership level will be made with reference to the value of the common shares (or deferred share units) at the time of their acquisition, and not the then current market price.

Expectations of Directors

The Board of Directors has developed a number of specific expectations of directors to promote the discharge by the directors of their responsibilities and to promote the efficient conduct of the Board of Directors.

Commitment and Attendance.  All directors should strive to attend all meetings of the Board of Directors and the committees of which they are members.  Attendance by telephone or video conference may be used when necessary to facilitate a director's attendance.

Participation in Meetings.  Each director should be sufficiently familiar with the business of the Company, including its financial statements and capital structure, and the risks and the competition it faces, to ensure active and effective participation in the deliberations of the Board of Directors and of each committee on which he or she serves.  Each director is expected to review meeting materials in advance of the meeting.

Loyalty and Ethics.  In their roles as directors, all directors owe a duty of loyalty to the Company.  This duty of loyalty mandates that the best interests of the Company take precedence over any other interest possessed by a director.  Directors should conduct themselves in accordance with the Company's Code of Business Conduct and Ethics and other applicable policies and procedures.

Interlocking Directorships.  Without the approval of the Corporate Governance and Nominating Committee, no director should serve on more than one other public company board of directors on which another director of the Company serves.

Succession Planning.  The Board of Directors should conduct an annual review of management succession planning.  The entire Board of Directors will work with the Compensation and Human Resources Committee to nominate and evaluate potential successors to the Chief Executive Officer.  The Chief Executive Officer should at all times make available his or her recommendations and evaluations of potential successors, along with a review of any development plans recommended for such individuals.

Contact with Senior Management and Employees.  All directors should be free to contact the Chief Executive Officer and other members of the Company's senior management at any time to discuss any aspect of the Company's business.  The Board of Directors expects that there will be frequent opportunities for directors to meet with the Chief Executive Officer and other members of senior management in meetings of the Board of Directors and committees, or in other formal or informal settings.

Confidentiality.  The proceedings and deliberations of the Board of Directors and its committees are confidential.  Each director will maintain the confidentiality of information received in connection with his or her service as a director.

90 | 2022 HUDBAY MINERALS INC.

Orientation and Continuing Education

Senior management, working with the Board of Directors, will provide appropriate orientation and education for new directors to familiarize them with the Company and its business, as well as the expected contribution of individual directors.  All new directors will participate in this program orientation and education, which should be completed within four months of a director first joining the Board of Directors.  In addition, senior management will schedule periodic presentations for the Board of Directors to ensure they are aware of major business trends and industry practices.

Shareholder Engagement

The Board of Directors is committed to engaging in constructive communications with the Company's shareholders.  As a result, the Board of Directors, acting on the recommendation of the Corporate Governance and Nominating Committee, has adopted a Shareholder Engagement Policy in order to promote open and sustained dialogue with the Company's shareholders.

Review of Related Party Transactions

The Corporate Governance and Nominating Committee shall review transactions between the Company and any related party, regardless of whether the transactions are reportable pursuant to securities regulations. After considering advice from the Corporate Governance and Nominating Committee, the Board of Directors shall review, and, if appropriate, approve or ratify, such related party transactions. For purposes of these guidelines, a "related party transaction" is any transaction in which the Company was or is to be a participant and in which any related party has a direct or indirect material interest, other than transactions that (i) are available to all employees generally, (ii) involve compensation of executive officers or directors duly authorized by the appropriate Board committee, or (iii) involve reimbursement of expenses in accordance with the Company's established policies.

For purposes of these guidelines, a "related party" is any person who is, or at any time since the beginning of the Company's last fiscal year was, an executive officer or director (including in each case nominees for director), any shareholder owning in excess of five percent of the Company's outstanding common shares, or an immediate family member (as defined in the Categorical Standards for Determining Independence of Directors) of an executive officer, director, nominee for director, or five percent shareholder.

Disclosure

These guidelines shall be made available on the Company's website.

2022 MANAGEMENT INFORMATION CIRCULAR | 91

SCHEDULE "1"

HUDBAY MINERALS INC.

(the "Company")

BOARD OF DIRECTORS CHARTER

Purpose

The Board of Directors is elected by the Company's shareholders to supervise the management of the business and affairs of the Company, in the best interests of the Company.  The Board of Directors shall:

  Satisfy itself as to the integrity of the Chief Executive Officer and other senior officers and that the Chief Executive Officer and other senior officers create a culture of integrity throughout the Company.
  Review and approve the strategic plan and business objectives of the Company that are submitted by senior management and monitor the implementation by senior management of the strategic plan. During at least one meeting each year, the Board of Directors will review the Company's long term strategic plans and the principal issues that the Company expects to face in the future.
  Review the principal strategic, operational, reporting, environmental, social and governance ("ESG") and compliance risks for the Company and oversee, with the assistance of the Audit Committee, the implementation and monitoring of appropriate risk management systems and the monitoring of risks.
  Ensure, with the assistance of the Corporate Governance and Nominating Committee, the effective functioning of the Board of Directors and its committees in compliance with the corporate governance requirements of applicable legislation, and that such compliance is reviewed periodically by the Corporate Governance and Nominating Committee.
  Ensure internal controls and management information systems for the Company are in place and are evaluated and reviewed periodically on the initiative of the Audit Committee.
  Assess the performance of the Company's senior management, including monitoring the establishment of appropriate systems for succession planning (including the development of policies and principles for Chief Executive Officer selection and performance review and policies regarding succession in an emergency or upon retirement of the Chief Executive Officer) and for periodically monitoring the compensation levels of such senior management based on determinations and recommendations made by the Compensation and Human Resources Committee.
  Ensure that the Company has in place a policy for effective communication with shareholders, other stakeholders and the public generally.
  Review and, where appropriate, approve the recommendations made by the various committees of the Board of Directors, including, without limitation, to: select nominees for election to the Board of Directors; appoint directors to fill vacancies on the Board of Directors; appoint members of the various committees of the Board of Directors; and, establish the form and amount of director compensation.

Composition

The Board of Directors should be diverse in gender, viewpoints, backgrounds and other demographics and collectively should possess a broad range of skills, expertise, industry and other knowledge, and business and other experience useful to the effective oversight of the Company's business.  A majority of the Board of Directors should meet the independence requirements of applicable legislation, regulatory requirements and policies of the Canadian Securities Administrators.  The Board of Directors has adopted a set of categorical standards for determining whether directors satisfy those requirements for independence. A copy of those standards is attached as Appendix A.  The Board of Directors, upon the recommendation of the Corporate Governance and Nominating Committee, shall designate the Chair by majority vote of the Board of Directors.

92 | 2022 HUDBAY MINERALS INC.

Committees

The Board of Directors may delegate authority to individual directors and committees where the Board of Directors determines it is appropriate to do so.  The Board of Directors expects to accomplish a substantial amount of its work through committees and shall form at least the following four committees: the Audit Committee, the Compensation and Human Resources Committee, the Corporate Governance and Nominating Committee and the Environmental Health, Safety and Sustainability Committee.  The Board of Directors may, from time to time, establish or maintain additional standing or special committees as it determines to be necessary or appropriate.  Each committee should have a written charter and should report regularly to the Board of Directors, summarizing the committee's actions and any significant issues considered by the committee.

Independent Advice

In discharging its mandate, the Board of Directors shall have the authority to retain (and authorize the payment by the Company of) and receive advice from special legal, accounting or other advisors as the Board of Directors determines to be necessary to permit it to carry out its duties.

Flexible Framework

This Charter is a broad policy statement and is intended to be part of the Board of Directors' flexible governance framework. While this Charter should comply with all applicable law and the Company's articles and by-laws, this mandate does not create any legally binding obligations on, the Board of Directors, any committee of the Board of Directors, any director or the Company.

2022 MANAGEMENT INFORMATION CIRCULAR | 93

APPENDIX "A"

HUDBAY MINERALS INC.

(the "Company")

CATEGORICAL STANDARDS FOR DETERMINING INDEPENDENCE
OF DIRECTORS

For a director to be considered independent under the policies of the Canadian Securities Administrators, he or she must have no direct or indirect material relationship with the Company, being a relationship that could, in the view of the Board of Directors, reasonably interfere with the exercise of a Director's independent judgment.

The Board of Directors, upon the recommendation of the Corporate Governance and Nominating Committee, has considered the types of relationships that could reasonably be expected to be relevant to the independence of a director of the Company.  The Board of Directors has determined that:

1. A director's interests and relationships arising solely from his or her (or any immediate family members'1) shareholdings in the Company are not, in and of themselves, a bar to independence.

2. Unless a specific determination to the contrary is made by the Corporate Governance and Nominating Committee as a result of there being another direct or indirect material relationship with the Company, a director will be independent unless currently, or at any time within the past three years, he or she or any immediate family member:

• Employment. Is (or has been) an officer or employee (or, in the case of an immediate family member, an executive officer) or (in the case of the director only) an affiliate 2 of the Company or any of its subsidiaries or affiliates (collectively, the "Company Group") or is actively involved in the day-to-day management of the Company;

• Direct Compensation. Receives (or has received) direct compensation during any twelve-month period from the Company Group (other than director fees and committee fees and pension or other forms of deferred compensation for prior service, provided it is not contingent on continued service)3;

• Auditor Relationship. Is (or has been) a partner or employee of a firm that is the Company's internal or independent auditor (provided that in the case of an immediate family member, he or she participates in its audit, assurance or tax compliance (but not tax planning practice)) and if during that time, he or she or an immediate family member was a partner or employee of that firm but no longer is such, he or she or the immediate family member personally worked on the Company's audit;

• Material Commercial Relationship. Has (or has had), or is an executive officer, employee or significant shareholder of a person that has (or has had), a significant commercial relationship with the Company Group.

Notes:

1. A (i) spouse, parent, child, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, sister-in-law, or (ii) any person (other than domestic employees) who shares that director's home.

2. A company is a subsidiary of another company if it is controlled, directly or indirectly, by that other company (through one or more intermediaries or otherwise).  An "Affiliate" of a person is a person that, directly or indirectly through one or more intermediaries, controls, or is controlled by, or is under common control with the first person.

3. Employment as an interim chair or an interim Chief Executive Officer need not preclude a director from being considered independent following the end of that employment.  Receipt of compensation by an immediate family member need not preclude a director from being independent if that family member is a non-executive employee.

94 | 2022 HUDBAY MINERALS INC.

• Cross-Compensation Committee Link. Is employed as an executive officer of another entity whose compensation committee (or similar body) during that period of employment included a current executive officer of the Company.

• Material Association. Has (or has had) a close association with an executive officer of the Company.

Notwithstanding the foregoing, no director will be considered independent if applicable securities legislation, rules or regulations expressly prohibit such person from being considered independent.

2022 MANAGEMENT INFORMATION CIRCULAR | 95

SCHEDULE "B"

HUDBAY MINERALS INC.

(the "Company")

LONG TERM EQUITY PLAN ("LTEP")

LONG-TERM EQUITY PLAN ("LTEP")

Each grant of share units under the LTEP is evidenced by a grant letter, which may contain terms and conditions in addition to the terms and conditions of the LTEP.

The table below provides a summary of the principal terms of the LTEP.  For additional detail, please refer to the full text of the LTEP, which can be found on SEDAR at www.sedar.com and EDGAR at www.sec.gov/edgar.shtml.

Provision	Description
Term / Entitlement Date

Although share units do not have a fixed term, the LTEP provides that the entitlement date, being the date on which share units vest and settle, is a date that is no later than December 31 of the third calendar year following the year in which the services corresponding to such share unit awards were performed.

Market Price

The LTEP provides that the market price of common shares (the "Market Price") is the five day average of the closing price of the common shares on the TSX ending on the last trading day immediately preceding the grant date or entitlement date.

Settlement

Subject to the terms of the LTEP and the applicable share unit grant letter, on the entitlement date a share unit award will entitle the Participant to a payment in fully paid common shares or, at our option, the cash equivalent of such common shares.

The cash equivalent of common shares issuable pursuant to a share unit award is determined by multiplying the applicable number of share units by the Market Price on the applicable date.

Insider Participation Limit

The LTEP limits insider participation such that the maximum number of common shares (i) issuable, at any time, and (ii) issued within any one-year period, to insiders, under the LTEP and any other security based compensation arrangement of ours, is 10% of the total number of common shares then issued and outstanding.

Resignation and Termination

The LTEP provides that, in the event a participant who is an employee: (A) is terminated without cause, all share units credited to such Participant immediately vest and become payable on the date of termination; or (B) resigns or is terminated for cause, all share units credited to such Participant immediately terminate.

Change of Control

If a change of control occurs and a participant ceases to be an eligible employee within 12 months of such change of control (other than in connection with a termination for cause or resignation), all outstanding share units of such Participant will immediately vest.

In the event of our wind-up, dissolution or liquidation, all share units outstanding will immediately vest.

96 | 2022 HUDBAY MINERALS INC.

Provision	Description
Amendment Procedure

The LTEP provides that, without shareholder approval, the Board may make the following amendments to the LTEP:

(a) amendments of a housekeeping nature;

(b) an addition or a change to the vesting provisions of the LTEP;

(c) a change to the termination provisions of a share unit or the LTEP;

(d) amendments to reflect changes to applicable securities laws; and

(e) amendments to ensure that the share units granted under the LTEP comply with any provisions respecting income tax and other laws in force in any country or jurisdiction of which a participant to whom a share unit has been granted may from time to time be resident or a citizen.

All other amendments require shareholder approval.

Dividends

Each participant under the LTEP is granted additional share units equal to the aggregate amount of dividends that would have been paid to the participant if the share units in the participant's account, if any, had been common shares, based on the Market Price of a common share on such date.

Assignment	Except pursuant to a will or by the laws of descent and distribution, share units are not assignable or transferable.

SHARE OPTION PLAN SUMMARY

The table below provides a summary of the principal terms of our Share Option Plan.  For additional detail, please refer to the full text of the plan, which can be found on SEDAR at www.sedar.com and EDGAR at www.sec.gov/edgar.shtml.

Provision	Description
Term/ Vesting

The Board shall receive recommendations of management and shall determine those Eligible Persons to whom Options should be granted, the number of Options to be granted, the vesting of the Options, the expiry of the Options and any other terms and conditions of the grant.

In the event the Board makes no specific determination as to the terms of an option, the default terms are as follows:

  Options shall expire after a period of five years.
  1/3 of the Option grant shall vest after one year; 1/3 of the Option grant shall vest after two years; and 1/3 after three years if the expiration date for an Option falls within a Blackout Period or within nine Business Days following the expiration of a Blackout Period, such expiration date shall be automatically extended without any further act or formality to that date which is the tenth Business Day after the end of the Blackout Period.

Market Price

The Option Plan provides that the exercise price of an Option shall not be less than the Market Price, which price is defined as the closing price of the common shares on the last trading date prior to the date on which the Option grant is approved by the Board; provided that if such Board approval occurs during a Blackout Period then such last trading date shall be deemed to be the trading date immediately preceding the date the Blackout Period expires.

2022 MANAGEMENT INFORMATION CIRCULAR | 97

Cashless Exercise

The Company may permit an Optionee to elect to pay the Option Price by authorizing a third party to sell Shares (or a sufficient portion of such Shares) acquired upon exercise of the Option and remit to the Company a sufficient portion of the sale proceeds to pay the entire Option Price and any tax withholding resulting from such exercise.

Insider Participation Limit

The Option Plan limits insider participation such that the maximum number of shares (i) issuable at any time and (ii) issued within any one-year period, to insiders under the Option Plan and any other security based compensation arrangement is 10% of the total number of common shares then issued and outstanding.

Termination and Retirement

The Option Plan provides that, in the event a participant is (i) terminated without cause, any vested Options granted to such participant will cease to be exercisable within a period of 60 days after the termination date or such longer period as determined by the Board (and the Board has the discretion to allow unvested Options to vest on the termination date or in accordance with any vesting schedule); and (ii) terminated for cause, each Option will cease to be exercisable immediately upon the termination date.

The Option Plan is silent with respect to which of the above provisions applies in the event of Resignation.

The Option Plan provides that, in the event of Retirement, the Options shall continue to vest and be exercisable in the normal course during the term of the Option.

Change of Control

If the Board determines a change of control is imminent, the Company may give written notice to all Option holders advising them that, within 30 days of receiving such notice, each holder must advise the Board whether it desires to exercise its Options (including those that have not yet vested) prior to the closing of the change of control transaction. If the holder fails to notify the Board of its intent to exercise within such 30 day period, all rights of the holder will terminate so long as the proposed transaction is completed within 180 days.

If a change of control occurs and the Option Plan remains in effect and an Option holder is subject to termination within 12 months (other than "for cause" or as a result of Resignation), all Options outstanding shall immediately become exercisable.

If a change of control occurs and the Option Plan does not continue (and isn't replaced), or in the event of a wind-up, dissolution or liquidation, all Options shall immediately become exercisable.

Amendment Procedure

Subject to receipt of any required regulatory approval, the Board may, in its sole discretion, make the following amendments to the Option Plan:

(a) amending typographical, clerical and grammatical errors;

(b) reflecting changes to applicable securities laws;

(c) changing the termination provisions of an Option or the Option Plan which do not entail an extension beyond the original expiry date;

(d) including the addition of a cashless exercise feature, payable in cash or securities, which provides for a full deduction of the number of underlying securities from the Plan reserve; and

(e) ensuring that the Options granted under the Plan will comply with any provisions respecting income tax and other laws in force in any country or jurisdiction of which a Optionee may from time to time be resident or a citizen.

Notwithstanding the foregoing, the Company shall obtain requisite shareholder approval in respect of amendments to the Option Plan, to the extent such approvals are required by any applicable laws or regulations.

Assignment

Upon written notice from an Eligible Individual, any Option that might otherwise be granted to that Eligible Individual will be granted, in whole or in part, to an RRSP or a Holding Company. Otherwise, an Option is personal to the Optionee and is non-assignable.

98 | 2022 HUDBAY MINERALS INC.

VIRTUAL AGM USER GUIDE 2022

If you do not have a control number, you will not be able to participate, vote or ask questions at the Meeting. You may listen only as a Guest.

To obtain a control number, you must appoint yourself as a proxyholder and register with our transfer agent, TSX Trust Company, using the instructions set out in the management information circular.

Attending the Meeting:

This year we will be conducting a virtual AGM, giving you the opportunity to attend the AGM online, using your smartphone, tablet or computer. You will be able to view a live audio webcast of the meeting, ask the board questions and submit your votes in real time.

By participating online, registered holders, non-registered holders and guests will be able to listen to a live audio cast of the meeting. Registered holders and non-registered holders with a registered control number may also ask questions online.

If you have voting rights, select "Login". and enter your Control Number provided on your form of proxy or voting information form ("VIF").

Go to: https://web.lumiagm.com/238156442.

Meeting ID: 238156442

Password: hudbay2022

Guests

If you do not have voting rights, select "Guest" and fill in the form.

Registered shareholders with voting rights

If you were a registered shareholder on the record date, you may vote online by clicking on 'I have a Control Number' and entering your twelve digit TSX Control Number on your Form of Proxy and the password hudbay2022 (case sensitive).

Non-registered shareholders with voting rights

If you are a non-registered holder (being a shareholder who holds their shares through a broker, investment dealer, bank, trust company, custodian, nominee or other intermediary) you should carefully follow the instructions set out on your VIF and in the management information circular to appoint and register yourself as proxy.

You will not be recognized at the Meeting for the purpose of voting shares registered in the name of an intermediary unless you appoint yourself as a proxyholder and register with our transfer agent, TSX Trust Company, by emailing tsxtrustproxyvoting@tmx.com the "Request for Control Number" form, which can be found at https://tsxtrust.com/resource/en/75.

Participating at the Meeting:

When successfully authenticated, the info screen will be displayed. You can view company information, ask questions and watch the audio webcast.

Navigation

If you would like to watch the audio webcast press the broadcast icon. If viewing on a computer, the audio webcast will appear at the side automatically once the meeting has started.

Voting

Once the voting has opened, the resolutions and voting choices will be displayed.

To vote, simply select your voting direction from the options shown on screen. A confirmation message will appear to show that your vote has been received. To change your vote, simply select another direction. If you wish to cancel your vote, please press Cancel.

Questions

Any voting member attending the meeting is eligible to ask questions.

If you would like to ask a question, select the messaging icon. Messages can be submitted at any time during the Q&A session up until the Chair closes the session. Type your message within the chat box at the bottom of the messaging screen. Once you are happy with your message click the send button.

For assistance, please send an email to lumicanada@lumiglobal.com or dial 1-866-449-3664.

2022 MANAGEMENT INFORMATION CIRCULAR | 99